Nasdaq 151 West 42nd Street, NY 10036 USA | Nasdaq.com

June 27, 2024

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Market Supervision
450 Fifth Street, N.W.
Washington, DC 20549

Re: Form 1 – Amendments of June 27, 2024

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, Nasdaq PHLX LLC submits its annual amendment to Form 1. If you have any questions, please call me at (646) 420-7816.

Sincerely,

Sun Kim
Associate General Counsel

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/27/24	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Nasdaq PHLX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):

   151 W. 42 Street, New York, New York 10036 — 24010772

3. Provide the applicant's mailing address (if different):

   Office of General Counsel

   805 King Farm Blvd., Rockville, Maryland 20850

4. Provide the applicant's business telephone and facsimile number:

   Phone 301-978-8400 / Fax 301-978-8472

   (Telephone) (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Sun Kim, Associate General Counsel, 646-420-7816

   (Name) (Title) (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   John Zecca

   805 King Farm Blvd.,

   Rockville, Maryland 20850

7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/15/2005 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/27/2024 (MM/DD/YY)

John Zecca for Nasdaq PHLX LLC (Name of applicant)

By: [signature] Date: 2024.06.27 15:50:30 -04'00' (Signature)

John Zecca, Executive Vice President and Chief Legal Office (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), ________ (Year) by ______________ (Notary Public)

My Commission expires ______________ County of ______________ S tate of ______________

Based upon relief from Commission staff and difficulties arising from COVID-19, Nasdaq PHLX LLC is making this filing without notarization.

Nasdaq PHLX LLC

EXHIBITS

Exhibit C Subsidiaries and Affiliates of the Exchange (as of 05/23/2024)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D Financial Statements for each Subsidiary and Affiliate of the Exchange (as of 12/31/2023)

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit I Financial Statement of Exchange

The audited financial statements for Nasdaq PHLX are attached. The audited financial statements contained in the Form 10-K for Nasdaq, Inc. for the fiscal year ended December 31, 2023 are attached and are available at https://www.sec.gov/Archives/edgar/data/1120193/000112019324000006/ndaq-20231231.htm

Exhibit K List of Shareholders or Partners of the Exchange

Nasdaq, Inc. is the sole shareholder of Nasdaq PHLX LLC, a Delaware corporation. All additional information required under Exhibit K for Nasdaq, Inc. can be found in the Amendments to Form 1 filed separately by The Nasdaq Stock Market, LLC. Nasdaq PHLX certifies that the information required under Exhibit K is kept up-to-date and is available to the Commission and the public upon request.

Exhibit M Membership Information

The information is available at http://www.nasdaqtrader.com/Trader.aspx?id=Membership. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit N Schedule of Securities

This information is kept up-to-date and available to the Commission and the public upon request.

Nasdaq PHLX LLC

FORM 1 – Amendment of June 27, 2024

EXHIBIT C

Subsidiaries and Affiliates of the Exchanges. *

as of May 23, 2024

U.S. Entities

1. Adenza Group, Inc.
2. Adenza Holdings, LLC
3. Adenza, Inc.
4. Adenza Intermediate I, LLC
5. Adenza Intermediate II, LLC
6. Argus Merger Sub 1, Inc. (merged 11/2023)
7. BoardVantage, Inc.
8. Boston Stock Exchange Clearing Corporation
9. Consolidated Securities Source LLC (merged 5/2023)
10. Content Services, LLC
11. Curzon Street Acquisition, LLC
12. Directors Desk, LLC
13. Dorsey, Wright & Associates, LLC
14. eVestment Alliance Holdings, Inc. (merged 9/2023)
15. eVestment Alliance Holdings, LLC (merged 11/2023)
16. eVestment Alliance, LLC
17. eVestment, Inc.
18. FinQloud LLC (liquidated 9/2023)
19. FINRA/NASDAQ Trade Reporting Facility LLC
20. FRAMLxchange Inc.
21. FTEN, Inc.
22. GraniteBlock, Inc.
23. Granite Redux, Inc.
24. International Securities Exchange Holdings, Inc.
25. ISE ETF Ventures LLC (liquidated 8/2023)
26. Longitude LLC
27. Nasdaq BX, Inc.
28. NASDAQ Capital Markets Advisory LLC
29. Nasdaq Commodities Clearing LLC (liquidated 10/2023)
30. Nasdaq Corporate Services, LLC
31. Nasdaq Corporate Solutions, LLC
32. Nasdaq Digital Asset Holdings, LLC
33. NASDAQ Energy Futures, LLC
34. Nasdaq Execution Services, LLC
35. Nasdaq Fund Secondaries, LLC
36. NASDAQ Futures, Inc.
37. Nasdaq GEMX, LLC
38. NASDAQ Global, Inc.
39. Nasdaq Governance Solutions, Inc.
40. Nasdaq, Inc.
41. Nasdaq Information, LLC
42. Nasdaq International Market Initiatives, Inc. (merged 10/2023)
43. Nasdaq ISE, LLC
44. Nasdaq MRX, LLC
45. Nasdaq Private Market, LLC (30.76% directly or indirectly owned by Nasdaq, Inc.)
46. Nasdaq SB Holdings, LLC
47. Nasdaq SPS, LLC (liquidated 4/2024)
48. Nasdaq Technology Services, LLC
49. NFSTX, LLC
50. Norway Acquisition LLC (merged 12/2023)

* This list does not include any 501(c)(3) entities, branches or any affiliates or subsidiaries of investment entities.

51. OneReport, LLC
52. Operations & Compliance Network, LLC
53. Public Plan IQ Limited Liability Company (merged 11/2023)
54. QDiligence LLC
55. Solovis, Inc.
56. Stock Clearing Corporation of Philadelphia
57. Strategic Financial Solutions, LLC
58. Sybenetix Inc.
59. The Center for Board Evaluations, Inc.
60. The Nasdaq Options Market LLC
61. The Options Clearing Corporation (20% owned by Nasdaq ISE, LLC, 20% owned by Nasdaq PHLX LLC)
62. U.S. Exchange Holdings, Inc.
63. Verafin AcquisitionCo LLC
64. Verafin USA Inc.

* This list does not include any 501(c)(3) entities, branches or any affiliates or subsidiaries of investment entities.

Non-U.S. Subsidiaries

1. AB Nasdaq Vilnius
2. Adenza Australia Pty Ltd.
3. Adenza Brasil Ltda
4. Adenza Canada, Inc.
5. Adenza Chile SpA
6. Adenza Colombia S.A.S.
7. Adenza France SARL
8. Adenza Georgia LLC
9. Adenza Germany GmbH
10. Adenza Hong Kong Ltd.
11. Adenza India Private Ltd.
12. Adenza Ireland Ltd.
13. Adenza Israel Ltd.
14. Adenza Japan KK
15. Adenza Korea LLC
16. Adenza Ltd.
17. Adenza Netherlands B.V.
18. ADENZA POLAND SOO SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA
19. Adenza Portugal S.A.
20. Adenza Singapore Pte. Ltd.
21. Adenza Spain S.L.
22. Adenza Technology (DIFC) Ltd.
23. Adenza Technology de Mexico, S. de R.L. de C.V.
24. AS eCSD Expert (liquidated 9/2023)
25. AS Pensionikeskus
26. Axioma SD, Ltd.
27. AxiomSL Holdings B.V.
28. AxiomSL Ltd. (liquidated 12/2023)
29. AxiomSL Ltd. (Hong Kong)
30. AxiomSL Ltd. (UK)
31. AxiomSL Pty Ltd.
32. AxiomSL Software Spain, S.L. (liquidated 3/2024)
33. Calypso Group UK Ltd.
34. Calypso Holdco Ltd.
35. Calypso Software (Beijing) Co Ltd
36. Calypso Technology International Ltd.
37. Calypso Technology Moscow, LLC (liquidated 12/2023)
38. Calypso Technology Pte. Ltd.
39. Calypso UK MidCo. Ltd.
40. Calypso UK TopCo Ltd.
41. Capri Bidco Ltd.
42. Capri Holdco Ltd.
43. Cinnober Financial Technology AB
44. Curzon Street Holdings Limited
45. Egypt Information for Dissemination Company (liquidated 3/2023)
46. Ensoleillement Inc.
47. eVestment Alliance Australia Pty Limited
48. eVestment Alliance Hong Kong Limited
49. eVestment Alliance (UK) Limited
50. Indxis Ltd
51. Kuberno Limited (27.23% directly or indirectly owned by Nasdaq, Inc.)
52. Metrio Software Inc.
53. Nasdaq AB

* This list does not include any 501(c)(3) entities, branches or any affiliates or subsidiaries of investment entities.

54. Nasdaq (Asia Pacific) Pte. Ltd.
55. Nasdaq Australia Holding Pty Ltd
56. NASDAQ Canada Inc.
57. Nasdaq Clearing AB
58. Nasdaq Clearing Oslo NUF
59. Nasdaq Copenhagen A/S
60. Nasdaq Corporate Solutions (India) Private Limited
61. Nasdaq Corporate Solutions International Limited
62. Nasdaq CSD SE
63. Nasdaq CXC Limited
64. Nasdaq Exchange and Clearing Services AB
65. NASDAQ France SAS
66. NASDAQ Germany GmbH
67. Nasdaq Helsinki Ltd
68. Nasdaq Holding AB
69. Nasdaq Holding Denmark A/S
70. Nasdaq Holding Luxembourg Sarl
71. Nasdaq Iceland hf.
72. Nasdaq International Ltd
73. NASDAQ Korea Ltd
74. Nasdaq Ltd
75. Nasdaq Nordic Ltd
76. NASDAQ OMX Europe Ltd
77. Nasdaq Oslo ASA
78. Nasdaq Pty Ltd
79. Nasdaq Riga, AS (92.98% owned, directly or indirectly, by Nasdaq, Inc.)
80. Nasdaq Spot AB
81. Nasdaq Stockholm AB
82. Nasdaq Tallinn AS
83. Nasdaq Technology AB
84. Nasdaq Technology Energy Systems AS
85. Nasdaq Technology Italy Srl
86. Nasdaq Technology (Japan) Ltd
87. Nasdaq Teknoloji Servisi Limited Sirketi
88. Nasdaq Treasury AB
89. Nasdaq Vilnius Services UAB
90. Nasdaq Wizer Solutions AB
91. OMX Netherlands B.V.
92. OMX Netherlands Holding B.V.
93. OMX Treasury Euro AB (99.9% owned, directly or indirectly, by Nasdaq, Inc.)
94. OMX Treasury Euro Holding AB
95. Puro.earth (70% owned, directly or indirectly, by Nasdaq, Inc.)
96. Quandl, Inc.
97. RF Nordic Express AB (50.1% owned, directly or indirectly, by Nasdaq, Inc.)
98. Shareholder.com B.V.
99. Simplitium Ltd
100. SMARTS Broker Compliance Pty Ltd
101. SMARTS Market Surveillance Pty Ltd
102. Sybenetix Limited
103. Sybenetix Ukraine
104. TopQ Software Limited
105. TOV AxiomSL
106. Verafin Solutions ULC
107. Whittaker & Garnier Limited

* This list does not include any 501(c)(3) entities, branches or any affiliates or subsidiaries of investment entities.

Nasdaq PHLX LLC

FORM 1 – Amendment of June 27, 2024

EXHIBIT D

Nasdaq, Inc.
Unconsolidated Balance Sheet -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	342
Investments	-
Total Receivables - Net	145,253
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	31
Other Current Assets	183,888
Margin Deposits & Default Fund	-
Total Current Assets	**329,514**
Long Term Assets:	
Total Property and Equipment - Net	130,759
Goodwill	923,564
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	74,013
Right of use asset	336
Total Long Term Assets	**1,128,672**
Total Assets	**1,458,186**
LIABILITIES	
AP and Accrued Expenses	35,859
SEC 31a Payable to the SEC	66,045
Accrued Personnel Costs	50,734
Deferred Revenue	31,379
Lease liability - current	99
Other Accrued Liabilities	29,641
Other Current Liabilities	124
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**213,881**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	45,706
Lease liability - non current	170
All Other Long Term Liabilities	3,304
Long Term Liabilities	**49,180**
Total Liabilities	**263,061**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	909,831
Accumulated Other Comprehensive Income/	(31)
Total Retained Earnings	285,326
Total NASDAQ OMX Stockholders' Equity	**1,195,125**
Total Noncontrolling Interest	-
Total Equity	**1,195,125**
Total Liabilities Minority Interest and Stockholders Equity	**1,458,186**

Nasdaq, Inc.
Unconsolidated Statement of Income -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	561,825
Financial Technology	118,731
Market Services	1,852,333
Other	31,422
Total Revenues	**2,564,310**
Transaction-based expenses:	
Transaction Rebates	(1,170,618)
Brokerage, Clearance and Exchange Fees	**(276,602)**
Revenues less Cost of Revenues	**1,117,091**
Operating Expenses:	
Compensation and Benefits	**197,877**
Marketing and Advertising	**15,850**
Depr and Amortization	**32,315**
Professional and Contract Services	28,030
Computer Ops and Data Communication	53,766
Occupancy	18,882
Regulatory	7,223
General Administrative and Other	51,741
Merger Related Expenses Total	17
Restructuring Charges	11,413
Total Operating Expenses	417,113
Operating Income	699,978
Total Interest Income	10
Total Interest Expense	-
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	699,988
Income Tax provisions	64
Net Income before Minority Interest	699,924
Net (gain) loss attributable to noncontrolling interests	-
Net Income	699,924

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Group, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	207
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(25,707)
Margin Deposits & Default Fund	-
Total Current Assets	**(25,500)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	6
Non Current Deferred Taxes	85,057
Other Long Term Assets	5,340,904
Right of use asset	-
Total Long Term Assets	**5,425,966**
Total Assets	**5,400,467**
LIABILITIES	
AP and Accrued Expenses	1,619
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,589
Other Current Liabilities	128,958
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**132,167**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**132,167**
EQUITY	
Common Stock Total	3,711,552
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,353,595
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(796,848)
Total NASDAQ OMX Stockholders' Equity	**5,268,300**
Total Noncontrolling Interest	-
Total Equity	**5,268,300**
Total Liabilities Minority Interest and Stockholders Equity	**5,400,467**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Group, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	6
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	254
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	803
Merger Related Expenses Total	-
Restructuring Charges	40
Total Operating Expenses	1,104
Operating Income	(1,104)
Total Interest Income	104
Total Interest Expense	(13)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	55
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(957)
Income Tax provisions	(87,058)
Net Income before Minority Interest	86,101
Net (gain) loss attributable to noncontrolling interests	-
Net Income	86,101

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(5,553)
Margin Deposits & Default Fund	-
Total Current Assets	**(5,553)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6,174,137
Other Intangibles	5,021,848
Non Current Deferred Taxes	-
Other Long Term Assets	5,673,764
Right of use asset	-
Total Long Term Assets	**16,869,749**
Total Assets	**16,864,196**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	(5,553)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**(5,553)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,269,748
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,269,748**
Total Liabilities	**1,264,195**
EQUITY	
Common Stock Total	1,354,809
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	14,296,601
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(51,409)
Total NASDAQ OMX Stockholders' Equity	**15,600,002**
Total Noncontrolling Interest	-
Total Equity	**15,600,002**
Total Liabilities Minority Interest and Stockholders Equity	**16,864,196**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**58,152**
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	58,152
Operating Income	(58,152)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(58,152)
Income Tax provisions	-
Net Income before Minority Interest	(58,152)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(58,152)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	71,195
Investments	-
Total Receivables - Net	211,001
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	444
Other Current Assets	265,941
Margin Deposits & Default Fund	-
Total Current Assets	**548,581**
Long Term Assets:	
Total Property and Equipment - Net	245,703
Goodwill	580,553
Other Intangibles	(2,568)
Non Current Deferred Taxes	52,286
Other Long Term Assets	60,351
Right of use asset	-
Total Long Term Assets	**936,325**
Total Assets	**1,484,906**
LIABILITIES	
AP and Accrued Expenses	11,511
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	9,461
Deferred Revenue	164,783
Lease liability - current	-
Other Accrued Liabilities	6,572
Other Current Liabilities	132,848
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**325,174**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,059
Non-current deferred revenue	2,014
Lease liability - non current	-
All Other Long Term Liabilities	2,081
Long Term Liabilities	**5,153**
Total Liabilities	**330,327**
EQUITY	
Common Stock Total	1
Preferred Stock Total	8,808
Common Stock in Treasury Total	-
Additional Paid in Capital	980,366
Accumulated Other Comprehensive Income/	(15)
Total Retained Earnings	165,419
Total NASDAQ OMX Stockholders' Equity	**1,154,579**
Total Noncontrolling Interest	-
Total Equity	**1,154,579**
Total Liabilities Minority Interest and Stockholders Equity	**1,484,906**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	123,080
Market Services	-
Other	10,531
Total Revenues	**133,611**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**133,611**
Operating Expenses:	
Compensation and Benefits	**(16,374)**
Marketing and Advertising	**56**
Depr and Amortization	**7,331**
Professional and Contract Services	195
Computer Ops and Data Communication	2,536
Occupancy	245
Regulatory	-
General Administrative and Other	54,533
Merger Related Expenses Total	186
Restructuring Charges	(1,047)
Total Operating Expenses	47,662
Operating Income	85,949
Total Interest Income	167
Total Interest Expense	(5)
Dividend and Investment Income	**35,733**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	121,844
Income Tax provisions	(39,625)
Net Income before Minority Interest	161,468
Net (gain) loss attributable to noncontrolling interests	-
Net Income	161,468

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Intermediate I, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	5,673,764
Right of use asset	-
Total Long Term Assets	**5,673,764**
Total Assets	**5,673,764**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	3,711,552
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,962,212
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	**5,673,764**
Total Noncontrolling Interest	-
Total Equity	**5,673,764**
Total Liabilities Minority Interest and Stockholders Equity	**5,673,764**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Intermediate I, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Intermediate II, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	5,673,764
Right of use asset	-
Total Long Term Assets	**5,673,764**
Total Assets	**5,673,764**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	3,711,552
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,962,212
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	**5,673,764**
Total Noncontrolling Interest	-
Total Equity	**5,673,764**
Total Liabilities Minority Interest and Stockholders Equity	**5,673,764**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Intermediate II, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Argus Merger Sub 1, Inc.
(in thousands, unaudited)

Notes: merged 11/2023

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	3,955
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	31,255
Margin Deposits & Default Fund	-
Total Current Assets	**35,210**
Long Term Assets:	
Total Property and Equipment - Net	7,948
Goodwill	140,412
Other Intangibles	46,640
Non Current Deferred Taxes	4,974
Other Long Term Assets	21
Right of use asset	-
Total Long Term Assets	**199,996**
Total Assets	**235,206**
LIABILITIES	
AP and Accrued Expenses	1,015
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	778
Deferred Revenue	10,675
Lease liability - current	-
Other Accrued Liabilities	172
Other Current Liabilities	7
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**12,647**
Total Long Term Debt	-
Non Current Deferred Tax Liability	15,560
Non-current deferred revenue	38
Lease liability - non current	-
All Other Long Term Liabilities	2,204
Long Term Liabilities	**17,802**
Total Liabilities	**30,449**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	196,516
Accumulated Other Comprehensive Income/	(6)
Total Retained Earnings	8,247
Total NASDAQ OMX Stockholders' Equity	**204,757**
Total Noncontrolling Interest	-
Total Equity	**204,757**
Total Liabilities Minority Interest and Stockholders Equity	**235,206**

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	23,704
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**23,704**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**23,704**
Operating Expenses:	
Compensation and Benefits	**4,547**
Marketing and Advertising	**(1)**
Depr and Amortization	**9,219**
Professional and Contract Services	(549)
Computer Ops and Data Communication	1,727
Occupancy	709
Regulatory	-
General Administrative and Other	2,745
Merger Related Expenses Total	-
Restructuring Charges	2,061
Total Operating Expenses	20,456
Operating Income	3,247
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	3,247
Income Tax provisions	-
Net Income before Minority Interest	3,247
Net (gain) loss attributable to noncontrolling interests	-
Net Income	3,247

Nasdaq, Inc.
Unconsolidated Balance Sheet -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	73
Margin Deposits & Default Fund	-
Total Current Assets	**73**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	1,400
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,400**
Total Assets	**1,473**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(59)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**(59)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	369
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**369**
Total Liabilities	**310**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,204
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(1,041)
Total NASDAQ OMX Stockholders' Equity	**1,163**
Total Noncontrolling Interest	-
Total Equity	**1,163**
Total Liabilities Minority Interest and Stockholders Equity	**1,473**

Nasdaq, Inc.
Unconsolidated Statement of Income -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Consolidated Securities Source LLC
(in thousands, unaudited)

Notes: No data in 2023

Nasdaq, Inc.
Unconsolidated Balance Sheet -Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	4
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	30
Margin Deposits & Default Fund	-
Total Current Assets	**34**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**34**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	34
Total NASDAQ OMX Stockholders' Equity	**34**
Total Noncontrolling Interest	-
Total Equity	**34**
Total Liabilities Minority Interest and Stockholders Equity	**34**

Nasdaq, Inc.
Unconsolidated Statement of Income -Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	34
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**34**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**34**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	34
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	34
Income Tax provisions	-
Net Income before Minority Interest	34
Net (gain) loss attributable to noncontrolling interests	-
Net Income	34

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6**
Total Assets	**6**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	6
Long Term Liabilities	**6**
Total Liabilities	**6**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	**-**
Total Noncontrolling Interest	-
Total Equity	**-**
Total Liabilities Minority Interest and Stockholders Equity	**6**

Nasdaq, Inc.
Unconsolidated Statement of Income -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	1,231
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	11,416
Margin Deposits & Default Fund	-
Total Current Assets	**12,647**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6,573
Other Intangibles	159
Non Current Deferred Taxes	1
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6,734**
Total Assets	**19,381**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	5,605
Lease liability - current	-
Other Accrued Liabilities	29
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,634**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,729
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	58
Long Term Liabilities	**1,787**
Total Liabilities	**7,421**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,581
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	7,379
Total NASDAQ OMX Stockholders' Equity	**11,960**
Total Noncontrolling Interest	-
Total Equity	**11,960**
Total Liabilities Minority Interest and Stockholders Equity	**19,381**

Nasdaq, Inc.
Unconsolidated Statement of Income -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	14,873
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**14,873**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**14,873**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**46**
Professional and Contract Services	-
Computer Ops and Data Communication	147
Occupancy	-
Regulatory	-
General Administrative and Other	230
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	422
Operating Income	14,450
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	14,450
Income Tax provisions	-
Net Income before Minority Interest	14,450
Net (gain) loss attributable to noncontrolling interests	-
Net Income	14,450

Nasdaq, Inc.
Unconsolidated Balance Sheet -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	186
Total Receivables - Net	4,454
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	35,831
Margin Deposits & Default Fund	-
Total Current Assets	**40,471**
Long Term Assets:	
Total Property and Equipment - Net	347
Goodwill	82,417
Other Intangibles	119,482
Non Current Deferred Taxes	72
Other Long Term Assets	16
Right of use asset	13
Total Long Term Assets	**202,347**
Total Assets	**242,818**
LIABILITIES	
AP and Accrued Expenses	826
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,601
Deferred Revenue	1,183
Lease liability - current	38
Other Accrued Liabilities	(2,822)
Other Current Liabilities	(0)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**827**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2,082
Non-current deferred revenue	-
Lease liability - non current	0
All Other Long Term Liabilities	1
Long Term Liabilities	**2,082**
Total Liabilities	**2,909**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	226,389
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	13,519
Total NASDAQ OMX Stockholders' Equity	**239,908**
Total Noncontrolling Interest	-
Total Equity	**239,908**
Total Liabilities Minority Interest and Stockholders Equity	**242,818**

Nasdaq, Inc.
Unconsolidated Statement of Income -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	28,172
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**28,172**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**28,172**
Operating Expenses:	
Compensation and Benefits	**7,106**
Marketing and Advertising	**163**
Depr and Amortization	**2,307**
Professional and Contract Services	420
Computer Ops and Data Communication	2,109
Occupancy	350
Regulatory	-
General Administrative and Other	2,082
Merger Related Expenses Total	-
Restructuring Charges	16
Total Operating Expenses	14,552
Operating Income	13,620
Total Interest Income	33
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	13,653
Income Tax provisions	-
Net Income before Minority Interest	13,653
Net (gain) loss attributable to noncontrolling interests	-
Net Income	13,653

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	18
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	18
Operating Income	(18)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(18)
Income Tax provisions	-
Net Income before Minority Interest	(18)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(18)

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, LLC
(in thousands, unaudited)

Notes: Closed in 4/2024

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	(0)
Investments	-
Total Receivables - Net	28,532
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	156,120
Margin Deposits & Default Fund	-
Total Current Assets	**184,652**
Long Term Assets:	
Total Property and Equipment - Net	28,704
Goodwill	63,150
Other Intangibles	172,323
Non Current Deferred Taxes	5,802
Other Long Term Assets	134,039
Right of use asset	4,615
Total Long Term Assets	**408,633**
Total Assets	**593,285**
LIABILITIES	
AP and Accrued Expenses	3,678
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	9,893
Deferred Revenue	82,238
Lease liability - current	1,689
Other Accrued Liabilities	(256)
Other Current Liabilities	9
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**97,251**
Total Long Term Debt	-
Non Current Deferred Tax Liability	65,851
Non-current deferred revenue	1,851
Lease liability - non current	9,083
All Other Long Term Liabilities	34,122
Long Term Liabilities	**110,908**
Total Liabilities	**208,159**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	378,049
Accumulated Other Comprehensive Income/	(26)
Total Retained Earnings	7,103
Total NASDAQ OMX Stockholders' Equity	**385,126**
Total Noncontrolling Interest	-
Total Equity	**385,126**
Total Liabilities Minority Interest and Stockholders Equity	**593,285**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	125,079
Financial Technology	-
Market Services	-
Other	8,871
Total Revenues	**133,950**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**133,950**
Operating Expenses:	
Compensation and Benefits	**62,420**
Marketing and Advertising	**944**
Depr and Amortization	**26,301**
Professional and Contract Services	10,200
Computer Ops and Data Communication	9,316
Occupancy	4,635
Regulatory	-
General Administrative and Other	10,207
Merger Related Expenses Total	21
Restructuring Charges	1,671
Total Operating Expenses	125,715
Operating Income	8,235
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	8,235
Income Tax provisions	55
Net Income before Minority Interest	8,180
Net (gain) loss attributable to noncontrolling interests	-
Net Income	8,180

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	15,780
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,900
Margin Deposits & Default Fund	-
Total Current Assets	**20,680**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	367,626
Other Intangibles	6,050
Non Current Deferred Taxes	(2,975)
Other Long Term Assets	502,043
Right of use asset	-
Total Long Term Assets	**872,744**
Total Assets	**893,425**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(446)
Other Current Liabilities	18,151
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**17,705**
Total Long Term Debt	-
Non Current Deferred Tax Liability	3,555
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	134,862
Long Term Liabilities	**138,418**
Total Liabilities	**156,123**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	750,707
Accumulated Other Comprehensive Income/	511
Total Retained Earnings	(13,916)
Total NASDAQ OMX Stockholders' Equity	**737,302**
Total Noncontrolling Interest	-
Total Equity	**737,302**
Total Liabilities Minority Interest and Stockholders Equity	**893,425**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	**0**
Marketing and Advertising	-
Depr and Amortization	**3,300**
Professional and Contract Services	(1,983)
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(12)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,306
Operating Income	(1,306)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1,306)
Income Tax provisions	-
Net Income before Minority Interest	(1,306)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(1,306)

Nasdaq, Inc.
Unconsolidated Balance Sheet -FinQloud LLC (liquidated 9/2023)
(in thousands, unaudited)

Notes: Not in OneStream Financials - not a fully owned entity
FinQloud LLC (formerly Urban Labs LLC)

Nasdaq, Inc.
Unconsolidated Balance Sheet -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	12,467
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	10,348
Margin Deposits & Default Fund	-
Total Current Assets	**22,815**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**5**
Total Assets	**22,820**
LIABILITIES	
AP and Accrued Expenses	2,724
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(99)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,625**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,625**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,000
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	16,194
Total NASDAQ OMX Stockholders' Equity	**20,194**
Total Noncontrolling Interest	-
Total Equity	**20,194**
Total Liabilities Minority Interest and Stockholders Equity	**22,820**

Nasdaq, Inc.
Unconsolidated Statement of Income -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	42,812
Other	-
Total Revenues	**42,812**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**42,812**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1,377
Computer Ops and Data Communication	5
Occupancy	-
Regulatory	14,288
General Administrative and Other	1,443
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	17,113
Operating Income	25,699
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	25,699
Income Tax provisions	-
Net Income before Minority Interest	25,699
Net (gain) loss attributable to noncontrolling interests	-
Net Income	25,699

Nasdaq, Inc.
Unconsolidated Balance Sheet -FRAMLxchange Inc.
(in thousands, unaudited)

Notes: No data in 2023

Nasdaq, Inc.
Unconsolidated Balance Sheet -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	10,032
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	7,884
Margin Deposits & Default Fund	-
Total Current Assets	**17,917**
Long Term Assets:	
Total Property and Equipment - Net	135
Goodwill	526,084
Other Intangibles	-
Non Current Deferred Taxes	438
Other Long Term Assets	-
Right of use asset	0
Total Long Term Assets	**526,657**
Total Assets	**544,574**
LIABILITIES	
AP and Accrued Expenses	81
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	(51)
Deferred Revenue	114
Lease liability - current	0
Other Accrued Liabilities	1,517
Other Current Liabilities	958
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,619**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(218,916)
Non-current deferred revenue	-
Lease liability - non current	(0)
All Other Long Term Liabilities	0
Long Term Liabilities	**(218,916)**
Total Liabilities	**(216,296)**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,163,123
Accumulated Other Comprehensive Income/	(27)
Total Retained Earnings	(402,225)
Total NASDAQ OMX Stockholders' Equity	**760,870**
Total Noncontrolling Interest	-
Total Equity	**760,870**
Total Liabilities Minority Interest and Stockholders Equity	**544,574**

Nasdaq, Inc.
Unconsolidated Statement of Income -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	(27)
Financial Technology	20,671
Market Services	-
Other	-
Total Revenues	**20,643**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**(42)**
Revenues less Cost of Revenues	**20,602**
Operating Expenses:	
Compensation and Benefits	**1,852**
Marketing and Advertising	**1**
Depr and Amortization	**472**
Professional and Contract Services	3,451
Computer Ops and Data Communication	6,917
Occupancy	194
Regulatory	-
General Administrative and Other	543
Merger Related Expenses Total	-
Restructuring Charges	62
Total Operating Expenses	13,493
Operating Income	7,109
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	7,109
Income Tax provisions	-
Net Income before Minority Interest	7,109
Net (gain) loss attributable to noncontrolling interests	-
Net Income	7,109

Nasdaq, Inc.
Unconsolidated Balance Sheet -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	8,556
Other Intangibles	-
Non Current Deferred Taxes	24
Other Long Term Assets	33,238
Right of use asset	-
Total Long Term Assets	**41,817**
Total Assets	**41,817**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(451)
Other Current Liabilities	440
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**(11)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6,253
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**6,253**
Total Liabilities	**6,242**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	33,238
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	2,338
Total NASDAQ OMX Stockholders' Equity	**35,575**
Total Noncontrolling Interest	-
Total Equity	**35,575**
Total Liabilities Minority Interest and Stockholders Equity	**41,817**

Nasdaq, Inc.
Unconsolidated Statement of Income -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1)
Income Tax provisions	-
Net Income before Minority Interest	(1)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(1)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	19,841
Other Intangibles	-
Non Current Deferred Taxes	525
Other Long Term Assets	88,784
Right of use asset	-
Total Long Term Assets	**109,149**
Total Assets	**109,149**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(1,073)
Other Current Liabilities	1,351
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**278**
Total Long Term Debt	-
Non Current Deferred Tax Liability	16,704
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**16,704**
Total Liabilities	**16,981**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	88,784
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	3,384
Total NASDAQ OMX Stockholders' Equity	**92,168**
Total Noncontrolling Interest	-
Total Equity	**92,168**
Total Liabilities Minority Interest and Stockholders Equity	**109,149**

Nasdaq, Inc.
Unconsolidated Statement of Income -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1)
Income Tax provisions	-
Net Income before Minority Interest	(1)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(1)

Nasdaq, Inc.
Unconsolidated Balance Sheet -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	530
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(12,203)
Margin Deposits & Default Fund	-
Total Current Assets	**(11,673)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	549,456
Other Intangibles	536,188
Non Current Deferred Taxes	12,057
Other Long Term Assets	120,015
Right of use asset	-
Total Long Term Assets	**1,217,716**
Total Assets	**1,206,043**
LIABILITIES	
AP and Accrued Expenses	97,542
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(3,727)
Other Current Liabilities	130,752
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**224,568**
Total Long Term Debt	-
Non Current Deferred Tax Liability	176,482
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**176,482**
Total Liabilities	**401,050**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	743,500
Accumulated Other Comprehensive Income/	168
Total Retained Earnings	61,325
Total NASDAQ OMX Stockholders' Equity	**804,993**
Total Noncontrolling Interest	-
Total Equity	**804,993**
Total Liabilities Minority Interest and Stockholders Equity	**1,206,043**

Nasdaq, Inc.
Unconsolidated Statement of Income -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**11,362**
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	3
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	11,364
Operating Income	(11,364)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(11,364)
Income Tax provisions	-
Net Income before Minority Interest	(11,364)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(11,364)

Nasdaq, Inc.

Unconsolidated Balance Sheet -ISE ETF Ventures LLC (liquidated 8/2023)

(in thousands, unaudited)

Notes: No data in 2023

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,227
Margin Deposits & Default Fund	-
Total Current Assets	**1,227**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(0)**
Total Assets	**1,227**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(17)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**(17)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(25)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(25)**
Total Liabilities	**(42)**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,541
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(272)
Total NASDAQ OMX Stockholders' Equity	**1,269**
Total Noncontrolling Interest	-
Total Equity	**1,269**
Total Liabilities Minority Interest and Stockholders Equity	**1,227**

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1)
Income Tax provisions	-
Net Income before Minority Interest	(1)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(1)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	11
Investments	-
Total Receivables - Net	8,899
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	12,883
Margin Deposits & Default Fund	-
Total Current Assets	**21,793**
Long Term Assets:	
Total Property and Equipment - Net	41
Goodwill	31,048
Other Intangibles	48,596
Non Current Deferred Taxes	2,934
Other Long Term Assets	22,346
Right of use asset	-
Total Long Term Assets	**104,965**
Total Assets	**126,758**
LIABILITIES	
AP and Accrued Expenses	788
SEC 31a Payable to the SEC	2,340
Accrued Personnel Costs	0
Deferred Revenue	237
Lease liability - current	-
Other Accrued Liabilities	(2,903)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**462**
Total Long Term Debt	-
Non Current Deferred Tax Liability	12,143
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	162
Long Term Liabilities	**12,305**
Total Liabilities	**12,767**
EQUITY	
Common Stock Total	8
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	42,939
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	71,044
Total NASDAQ OMX Stockholders' Equity	**113,991**
Total Noncontrolling Interest	-
Total Equity	**113,991**
Total Liabilities Minority Interest and Stockholders Equity	**126,758**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	8,685
Financial Technology	16,137
Market Services	191,840
Other	-
Total Revenues	**216,662**
Transaction-based expenses:	
Transaction Rebates	(104,419)
Brokerage, Clearance and Exchange Fees	**(9,719)**
Revenues less Cost of Revenues	**102,524**
Operating Expenses:	
Compensation and Benefits	**37**
Marketing and Advertising	**-**
Depr and Amortization	**138**
Professional and Contract Services	114
Computer Ops and Data Communication	794
Occupancy	8
Regulatory	1,930
General Administrative and Other	3,652
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	6,673
Operating Income	95,851
Total Interest Income	22
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	95,873
Income Tax provisions	36,432
Net Income before Minority Interest	59,442
Net (gain) loss attributable to noncontrolling interests	-
Net Income	59,442

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	679
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	250
Other Current Assets	336
Margin Deposits & Default Fund	-
Total Current Assets	**1,266**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**1,266**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	672
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	593
Total NASDAQ OMX Stockholders' Equity	**1,266**
Total Noncontrolling Interest	-
Total Equity	**1,266**
Total Liabilities Minority Interest and Stockholders Equity	**1,266**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	1,114
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**1,114**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,114**
Operating Expenses:	
Compensation and Benefits	**244**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	60
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	10
General Administrative and Other	6
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	319
Operating Income	794
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	794
Income Tax provisions	-
Net Income before Minority Interest	794
Net (gain) loss attributable to noncontrolling interests	-
Net Income	794

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

Notes: Closed in 4/2024

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	14,501
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,576
Margin Deposits & Default Fund	-
Total Current Assets	**19,077**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	36,205
Other Intangibles	(0)
Non Current Deferred Taxes	(71)
Other Long Term Assets	4,581
Right of use asset	(0)
Total Long Term Assets	**40,715**
Total Assets	**59,793**
LIABILITIES	
AP and Accrued Expenses	(85)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	0
Other Accrued Liabilities	6,668
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**6,583**
Total Long Term Debt	-
Non Current Deferred Tax Liability	516
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	186
Long Term Liabilities	**702**
Total Liabilities	**7,285**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	48,999
Accumulated Other Comprehensive Income/	139
Total Retained Earnings	3,369
Total NASDAQ OMX Stockholders' Equity	**52,507**
Total Noncontrolling Interest	-
Total Equity	**52,507**
Total Liabilities Minority Interest and Stockholders Equity	**59,793**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	82
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**82**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**82**
Operating Expenses:	
Compensation and Benefits	**0**
Marketing and Advertising	**-**
Depr and Amortization	**40**
Professional and Contract Services	(0)
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	4
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	44
Operating Income	39
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	39
Income Tax provisions	0
Net Income before Minority Interest	39
Net (gain) loss attributable to noncontrolling interests	-
Net Income	39

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	194,111
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,199
Margin Deposits & Default Fund	-
Total Current Assets	**196,310**
Long Term Assets:	
Total Property and Equipment - Net	23,475
Goodwill	131,949
Other Intangibles	497
Non Current Deferred Taxes	1,559
Other Long Term Assets	202,332
Right of use asset	2,143
Total Long Term Assets	**361,955**
Total Assets	**558,265**
LIABILITIES	
AP and Accrued Expenses	13,223
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	14,339
Deferred Revenue	39,131
Lease liability - current	2,279
Other Accrued Liabilities	574
Other Current Liabilities	85,873
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**155,420**
Total Long Term Debt	-
Non Current Deferred Tax Liability	16,804
Non-current deferred revenue	44
Lease liability - non current	821
All Other Long Term Liabilities	1,108
Long Term Liabilities	**18,777**
Total Liabilities	**174,196**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	450,964
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(66,896)
Total NASDAQ OMX Stockholders' Equity	**384,068**
Total Noncontrolling Interest	-
Total Equity	**384,068**
Total Liabilities Minority Interest and Stockholders Equity	**558,265**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	159,959
Financial Technology	-
Market Services	-
Other	1,851
Total Revenues	**161,810**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**161,810**
Operating Expenses:	
Compensation and Benefits	**80,774**
Marketing and Advertising	**2,999**
Depr and Amortization	**6,575**
Professional and Contract Services	68,412
Computer Ops and Data Communication	11,314
Occupancy	6,957
Regulatory	-
General Administrative and Other	12,951
Merger Related Expenses Total	1,188
Restructuring Charges	1,818
Total Operating Expenses	192,988
Operating Income	(31,178)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(31,178)
Income Tax provisions	-
Net Income before Minority Interest	(31,178)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(31,178)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Digital Asset Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	1
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**1**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**1**
LIABILITIES	
AP and Accrued Expenses	2
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(1)
Total NASDAQ OMX Stockholders' Equity	**(1)**
Total Noncontrolling Interest	-
Total Equity	**(1)**
Total Liabilities Minority Interest and Stockholders Equity	**1**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Digital Asset Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1)
Income Tax provisions	-
Net Income before Minority Interest	(1)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(1)

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	224
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**224**
Total Assets	**224**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	(0)
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(0)
Other Current Liabilities	1,707
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,707**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,707**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(1,482)
Total NASDAQ OMX Stockholders' Equity	**(1,482)**
Total Noncontrolling Interest	-
Total Equity	**(1,482)**
Total Liabilities Minority Interest and Stockholders Equity	**224**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	**2**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2
Operating Income	(2)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(2)
Income Tax provisions	-
Net Income before Minority Interest	(2)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(2)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	17,287
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	250
Other Current Assets	8,622
Margin Deposits & Default Fund	-
Total Current Assets	**26,159**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	5,569
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	224
Right of use asset	-
Total Long Term Assets	**5,793**
Total Assets	**31,951**
LIABILITIES	
AP and Accrued Expenses	1,777
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,777**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	1
Long Term Liabilities	**1**
Total Liabilities	**1,777**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	26,308
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	3,866
Total NASDAQ OMX Stockholders' Equity	**30,174**
Total Noncontrolling Interest	-
Total Equity	**30,174**
Total Liabilities Minority Interest and Stockholders Equity	**31,951**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	34,491
Other	(1,428)
Total Revenues	**33,063**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**(25,168)**
Revenues less Cost of Revenues	**7,895**
Operating Expenses:	
Compensation and Benefits	**420**
Marketing and Advertising	**-**
Depr and Amortization	**-**
Professional and Contract Services	94
Computer Ops and Data Communication	180
Occupancy	-
Regulatory	78
General Administrative and Other	147
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	919
Operating Income	6,977
Total Interest Income	80
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	7,056
Income Tax provisions	-
Net Income before Minority Interest	7,056
Net (gain) loss attributable to noncontrolling interests	-
Net Income	7,056

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Fund Secondaries, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	330
Investments	-
Total Receivables - Net	2
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(0)
Margin Deposits & Default Fund	-
Total Current Assets	**331**
Long Term Assets:	
Total Property and Equipment - Net	1,345
Goodwill	6,533
Other Intangibles	-
Non Current Deferred Taxes	93
Other Long Term Assets	37,520
Right of use asset	(0)
Total Long Term Assets	**45,491**
Total Assets	**45,823**
LIABILITIES	
AP and Accrued Expenses	295
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	977
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(3,064)
Other Current Liabilities	65,911
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**64,119**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,013
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**1,013**
Total Liabilities	**65,132**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	22,749
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(42,058)
Total NASDAQ OMX Stockholders' Equity	**(19,310)**
Total Noncontrolling Interest	-
Total Equity	**(19,310)**
Total Liabilities Minority Interest and Stockholders Equity	**45,823**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Fund Secondaries, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	2,316
Total Revenues	**2,316**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**2,316**
Operating Expenses:	
Compensation and Benefits	**5,128**
Marketing and Advertising	**142**
Depr and Amortization	**98**
Professional and Contract Services	707
Computer Ops and Data Communication	272
Occupancy	458
Regulatory	-
General Administrative and Other	765
Merger Related Expenses Total	367
Restructuring Charges	44
Total Operating Expenses	7,981
Operating Income	(5,665)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	(17,980)
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(23,645)
Income Tax provisions	-
Net Income before Minority Interest	(23,645)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(23,645)

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	(5)
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,965
Margin Deposits & Default Fund	-
Total Current Assets	**3,960**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(208)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(208)**
Total Assets	**3,752**
LIABILITIES	
AP and Accrued Expenses	22,399
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	8
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**22,407**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(116)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3
Long Term Liabilities	**(113)**
Total Liabilities	**22,294**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	40,393
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(58,935)
Total NASDAQ OMX Stockholders' Equity	**(18,542)**
Total Noncontrolling Interest	-
Total Equity	**(18,542)**
Total Liabilities Minority Interest and Stockholders Equity	**3,752**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	22
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	(5,190)
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	22,001
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	16,833
Operating Income	(16,833)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(16,833)
Income Tax provisions	-
Net Income before Minority Interest	(16,833)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(16,833)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	17,418
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	9,608
Margin Deposits & Default Fund	-
Total Current Assets	**27,026**
Long Term Assets:	
Total Property and Equipment - Net	4,312
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	13,690
Right of use asset	-
Total Long Term Assets	**18,001**
Total Assets	**45,028**
LIABILITIES	
AP and Accrued Expenses	4,939
SEC 31a Payable to the SEC	725
Accrued Personnel Costs	58
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	31
Other Current Liabilities	0
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,754**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**5,754**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,035
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	26,239
Total NASDAQ OMX Stockholders' Equity	**39,274**
Total Noncontrolling Interest	-
Total Equity	**39,274**
Total Liabilities Minority Interest and Stockholders Equity	**45,028**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	1,131
Financial Technology	4,764
Market Services	139,323
Other	-
Total Revenues	**145,218**
Transaction-based expenses:	
Transaction Rebates	(99,888)
Brokerage, Clearance and Exchange Fees	**(2,477)**
Revenues less Cost of Revenues	**42,852**
Operating Expenses:	
Compensation and Benefits	**267**
Marketing and Advertising	**-**
Depr and Amortization	**49**
Professional and Contract Services	(727)
Computer Ops and Data Communication	1,161
Occupancy	11
Regulatory	773
General Administrative and Other	2,712
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	4,247
Operating Income	38,606
Total Interest Income	24
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	38,630
Income Tax provisions	-
Net Income before Minority Interest	38,630
Net (gain) loss attributable to noncontrolling interests	-
Net Income	38,630

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	29
Investments	-
Total Receivables - Net	344
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	276,596
Margin Deposits & Default Fund	-
Total Current Assets	**276,968**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	(0)
Other Intangibles	-
Non Current Deferred Taxes	442
Other Long Term Assets	4,465,456
Right of use asset	-
Total Long Term Assets	**4,465,897**
Total Assets	**4,742,866**
LIABILITIES	
AP and Accrued Expenses	600
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	219,585
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**220,185**
Total Long Term Debt	-
Non Current Deferred Tax Liability	77
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**77**
Total Liabilities	**220,262**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,634,412
Accumulated Other Comprehensive Income/	(490,201)
Total Retained Earnings	378,392
Total NASDAQ OMX Stockholders' Equity	**4,522,604**
Total Noncontrolling Interest	-
Total Equity	**4,522,604**
Total Liabilities Minority Interest and Stockholders Equity	**4,742,866**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(2,859)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(2,859)
Operating Income	2,859
Total Interest Income	0
Total Interest Expense	(10,115)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(7,256)
Income Tax provisions	1,345
Net Income before Minority Interest	(8,601)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(8,601)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Governance Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	12,124
Right of use asset	-
Total Long Term Assets	**12,124**
Total Assets	**12,124**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	12,124
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**12,124**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**12,124**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	**-**
Total Noncontrolling Interest	-
Total Equity	**-**
Total Liabilities Minority Interest and Stockholders Equity	**12,124**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Governance Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	112,798
Investments	-
Total Receivables - Net	308,683
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	401,290
Margin Deposits & Default Fund	-
Total Current Assets	**822,771**
Long Term Assets:	
Total Property and Equipment - Net	123,973
Goodwill	61,794
Other Intangibles	8,262
Non Current Deferred Taxes	138,691
Other Long Term Assets	22,046,559
Right of use asset	307,264
Total Long Term Assets	**22,686,543**
Total Assets	**23,509,314**
LIABILITIES	
AP and Accrued Expenses	549,475
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	58,302
Deferred Revenue	2,501
Lease liability - current	30,804
Other Accrued Liabilities	237,700
Other Current Liabilities	882,927
Margin Deposits & Default Fund	-
Restructuring Provisions	300
Current Debt Obligations	291,277
Current Liabilities	**2,053,286**
Total Long Term Debt	10,163,150
Non Current Deferred Tax Liability	256,731
Non-current deferred revenue	52
Lease liability - non current	318,406
All Other Long Term Liabilities	89,154
Long Term Liabilities	**10,827,493**
Total Liabilities	**12,880,780**
EQUITY	
Common Stock Total	5,989
Preferred Stock Total	-
Common Stock in Treasury Total	(586,983)
Additional Paid in Capital	5,160,219
Accumulated Other Comprehensive Income/	1,901
Total Retained Earnings	6,047,407
Total NASDAQ OMX Stockholders' Equity	**10,628,534**
Total Noncontrolling Interest	-
Total Equity	**10,628,534**
Total Liabilities Minority Interest and Stockholders Equity	**23,509,314**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	412,572
Financial Technology	-
Market Services	-
Other	96,873
Total Revenues	**509,444**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**509,444**
Operating Expenses:	
Compensation and Benefits	**223,660**
Marketing and Advertising	**17,215**
Depr and Amortization	**17,484**
Professional and Contract Services	54,104
Computer Ops and Data Communication	62,027
Occupancy	23,866
Regulatory	(1,513)
General Administrative and Other	42,654
Merger Related Expenses Total	144,580
Restructuring Charges	40,998
Total Operating Expenses	625,075
Operating Income	(115,631)
Total Interest Income	137,515
Total Interest Expense	(281,368)
Dividend and Investment Income	**(2,405)**
Income from Unconsolidated Investees - net	(7,774)
Non-Qualified Deferred Compensation COLI	**360**
Net Income Before Taxes	(269,304)
Income Tax provisions	205,631
Net Income before Minority Interest	(474,934)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(474,934)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	(172)
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	46,116
Margin Deposits & Default Fund	-
Total Current Assets	**45,945**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	442
Other Intangibles	-
Non Current Deferred Taxes	(2)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**440**
Total Assets	**46,385**
LIABILITIES	
AP and Accrued Expenses	154
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	267
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**420**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(83)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	58
Long Term Liabilities	**(25)**
Total Liabilities	**396**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,000
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	44,989
Total NASDAQ OMX Stockholders' Equity	**45,989**
Total Noncontrolling Interest	-
Total Equity	**45,989**
Total Liabilities Minority Interest and Stockholders Equity	**46,385**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	89,734
Financial Technology	24
Market Services	-
Other	-
Total Revenues	**89,758**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**89,758**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	23
Occupancy	-
Regulatory	-
General Administrative and Other	1,162
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,185
Operating Income	88,573
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	88,573
Income Tax provisions	-
Net Income before Minority Interest	88,573
Net (gain) loss attributable to noncontrolling interests	-
Net Income	88,573

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1)
Income Tax provisions	-
Net Income before Minority Interest	(1)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(1)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	57,941
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	61,523
Margin Deposits & Default Fund	-
Total Current Assets	**119,464**
Long Term Assets:	
Total Property and Equipment - Net	639
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	178,525
Right of use asset	-
Total Long Term Assets	**179,164**
Total Assets	**298,628**
LIABILITIES	
AP and Accrued Expenses	32,974
SEC 31a Payable to the SEC	2,474
Accrued Personnel Costs	1,708
Deferred Revenue	-
Lease liability - current	(0)
Other Accrued Liabilities	102
Other Current Liabilities	0
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**37,259**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	14
Long Term Liabilities	**14**
Total Liabilities	**37,273**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	100,248
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	161,107
Total NASDAQ OMX Stockholders' Equity	**261,355**
Total Noncontrolling Interest	-
Total Equity	**261,355**
Total Liabilities Minority Interest and Stockholders Equity	**298,628**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	38,253
Financial Technology	13,972
Market Services	310,421
Other	-
Total Revenues	**362,647**
Transaction-based expenses:	
Transaction Rebates	(194,835)
Brokerage, Clearance and Exchange Fees	**(10,495)**
Revenues less Cost of Revenues	**157,317**
Operating Expenses:	
Compensation and Benefits	**6,737**
Marketing and Advertising	**387**
Depr and Amortization	**304**
Professional and Contract Services	3,049
Computer Ops and Data Communication	2,030
Occupancy	606
Regulatory	1,107
General Administrative and Other	5,799
Merger Related Expenses Total	-
Restructuring Charges	45
Total Operating Expenses	20,063
Operating Income	137,254
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	9,420
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	146,675
Income Tax provisions	-
Net Income before Minority Interest	146,675
Net (gain) loss attributable to noncontrolling interests	-
Net Income	146,675

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	5,958
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	15,139
Margin Deposits & Default Fund	-
Total Current Assets	**21,097**
Long Term Assets:	
Total Property and Equipment - Net	3,622
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	10,125
Right of use asset	-
Total Long Term Assets	**13,747**
Total Assets	**34,844**
LIABILITIES	
AP and Accrued Expenses	436
SEC 31a Payable to the SEC	556
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	26
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,017**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,017**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,191
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	28,636
Total NASDAQ OMX Stockholders' Equity	**33,827**
Total Noncontrolling Interest	-
Total Equity	**33,827**
Total Liabilities Minority Interest and Stockholders Equity	**34,844**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	1,590
Financial Technology	3,281
Market Services	54,846
Other	-
Total Revenues	**59,718**
Transaction-based expenses:	
Transaction Rebates	(18,568)
Brokerage, Clearance and Exchange Fees	**(1,712)**
Revenues less Cost of Revenues	**39,438**
Operating Expenses:	
Compensation and Benefits	**61**
Marketing and Advertising	**-**
Depr and Amortization	**577**
Professional and Contract Services	184
Computer Ops and Data Communication	5,540
Occupancy	-
Regulatory	579
General Administrative and Other	2,077
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	9,018
Operating Income	30,420
Total Interest Income	6
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	30,426
Income Tax provisions	-
Net Income before Minority Interest	30,426
Net (gain) loss attributable to noncontrolling interests	-
Net Income	30,426

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Private Market, LLC
(in thousands, unaudited)

Notes: 30.76% directly or indirectly owned by Nasdaq, Inc. - equity investments

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq SB Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	2,902
Right of use asset	-
Total Long Term Assets	**2,902**
Total Assets	**2,902**
LIABILITIES	
AP and Accrued Expenses	2,902
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,902**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,902**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	**-**
Total Noncontrolling Interest	-
Total Equity	**-**
Total Liabilities Minority Interest and Stockholders Equity	**2,902**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq SB Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq SPS, LLC (liquidated 4/2024)
(in thousands, unaudited)

Notes: No legal entity set up in OneStream Financials

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	88,736
Margin Deposits & Default Fund	-
Total Current Assets	**88,736**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(695)
Other Long Term Assets	0
Right of use asset	-
Total Long Term Assets	**(695)**
Total Assets	**88,042**
LIABILITIES	
AP and Accrued Expenses	2,162
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,535
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**3,697**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**3,697**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	20,000
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	64,345
Total NASDAQ OMX Stockholders' Equity	**84,345**
Total Noncontrolling Interest	-
Total Equity	**84,345**
Total Liabilities Minority Interest and Stockholders Equity	**88,042**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	153,116
Market Services	-
Other	-
Total Revenues	**153,116**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**153,116**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	129
Computer Ops and Data Communication	525
Occupancy	18,021
Regulatory	-
General Administrative and Other	4,561
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	23,236
Operating Income	129,880
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	129,880
Income Tax provisions	-
Net Income before Minority Interest	129,880
Net (gain) loss attributable to noncontrolling interests	-
Net Income	129,880

Nasdaq, Inc.
Unconsolidated Balance Sheet -NFSTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	8,587
Investments	-
Total Receivables - Net	147
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	279
Other Current Assets	17
Margin Deposits & Default Fund	-
Total Current Assets	**9,030**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	198
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**198**
Total Assets	**9,228**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	1,001
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,001**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3
Long Term Liabilities	**3**
Total Liabilities	**1,004**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	500
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	7,723
Total NASDAQ OMX Stockholders' Equity	**8,223**
Total Noncontrolling Interest	-
Total Equity	**8,223**
Total Liabilities Minority Interest and Stockholders Equity	**9,228**

Nasdaq, Inc.
Unconsolidated Statement of Income -NFSTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	1,828
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**1,828**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,828**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	2,410
Computer Ops and Data Communication	28
Occupancy	-
Regulatory	29
General Administrative and Other	52
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2,519
Operating Income	(691)
Total Interest Income	7
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(684)
Income Tax provisions	-
Net Income before Minority Interest	(684)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(684)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(0)
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	**(0)**
Total Noncontrolling Interest	-
Total Equity	**(0)**
Total Liabilities Minority Interest and Stockholders Equity	**(0)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1)
Income Tax provisions	-
Net Income before Minority Interest	(1)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(1)

Nasdaq, Inc.
Unconsolidated Balance Sheet -OneReport, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	110
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,673
Margin Deposits & Default Fund	-
Total Current Assets	**2,783**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,551
Other Intangibles	-
Non Current Deferred Taxes	18
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,569**
Total Assets	**4,352**
LIABILITIES	
AP and Accrued Expenses	7
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	258
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**265**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**265**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,416
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	2,670
Total NASDAQ OMX Stockholders' Equity	**4,086**
Total Noncontrolling Interest	-
Total Equity	**4,086**
Total Liabilities Minority Interest and Stockholders Equity	**4,352**

Nasdaq, Inc.
Unconsolidated Statement of Income -OneReport, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	746
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**746**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**746**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	18
Computer Ops and Data Communication	7
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	25
Operating Income	721
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	721
Income Tax provisions	-
Net Income before Minority Interest	721
Net (gain) loss attributable to noncontrolling interests	-
Net Income	721

Nasdaq, Inc.
Unconsolidated Balance Sheet -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	5,541
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	8,484
Margin Deposits & Default Fund	-
Total Current Assets	**14,025**
Long Term Assets:	
Total Property and Equipment - Net	286
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	35
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**321**
Total Assets	**14,346**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	527
Lease liability - current	-
Other Accrued Liabilities	(0)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**527**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**527**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	13,819
Total NASDAQ OMX Stockholders' Equity	**13,819**
Total Noncontrolling Interest	-
Total Equity	**13,819**
Total Liabilities Minority Interest and Stockholders Equity	**14,346**

Nasdaq, Inc.
Unconsolidated Statement of Income -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	18,148
Market Services	-
Other	-
Total Revenues	**18,148**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**18,148**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**84**
Professional and Contract Services	1,490
Computer Ops and Data Communication	1,153
Occupancy	-
Regulatory	-
General Administrative and Other	227
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2,954
Operating Income	15,194
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	15,194
Income Tax provisions	-
Net Income before Minority Interest	15,194
Net (gain) loss attributable to noncontrolling interests	-
Net Income	15,194

Nasdaq, Inc.
Unconsolidated Balance Sheet -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**160**
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	160
Operating Income	(160)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(160)
Income Tax provisions	-
Net Income before Minority Interest	(160)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(160)

Nasdaq, Inc.
Unconsolidated Balance Sheet -QDiligence LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	169
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,470
Margin Deposits & Default Fund	-
Total Current Assets	**1,639**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	2,803
Other Intangibles	852
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**3,655**
Total Assets	**5,293**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	375
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**375**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	0
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**0**
Total Liabilities	**375**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,018
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	1,901
Total NASDAQ OMX Stockholders' Equity	**4,918**
Total Noncontrolling Interest	-
Total Equity	**4,918**
Total Liabilities Minority Interest and Stockholders Equity	**5,293**

Nasdaq, Inc.
Unconsolidated Statement of Income -QDiligence LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	929
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**929**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**929**
Operating Expenses:	
Compensation and Benefits	**0**
Marketing and Advertising	-
Depr and Amortization	**142**
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	143
Operating Income	787
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	787
Income Tax provisions	-
Net Income before Minority Interest	787
Net (gain) loss attributable to noncontrolling interests	-
Net Income	787

Nasdaq, Inc.
Unconsolidated Balance Sheet -Solovis, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	3,930
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,514
Margin Deposits & Default Fund	-
Total Current Assets	**5,444**
Long Term Assets:	
Total Property and Equipment - Net	11,834
Goodwill	135,483
Other Intangibles	2,642
Non Current Deferred Taxes	6,879
Other Long Term Assets	17
Right of use asset	761
Total Long Term Assets	**157,615**
Total Assets	**163,059**
LIABILITIES	
AP and Accrued Expenses	1,273
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,783
Deferred Revenue	8,375
Lease liability - current	245
Other Accrued Liabilities	73
Other Current Liabilities	10,245
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**22,992**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,344
Non-current deferred revenue	21
Lease liability - non current	615
All Other Long Term Liabilities	-
Long Term Liabilities	**4,980**
Total Liabilities	**27,972**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	158,189
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(23,102)
Total NASDAQ OMX Stockholders' Equity	**135,087**
Total Noncontrolling Interest	-
Total Equity	**135,087**
Total Liabilities Minority Interest and Stockholders Equity	**163,059**

Nasdaq, Inc.
Unconsolidated Statement of Income -Solovis, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	26,220
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**26,220**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**26,220**
Operating Expenses:	
Compensation and Benefits	**19,463**
Marketing and Advertising	**4**
Depr and Amortization	**7,320**
Professional and Contract Services	1,407
Computer Ops and Data Communication	4,985
Occupancy	467
Regulatory	-
General Administrative and Other	638
Merger Related Expenses Total	-
Restructuring Charges	811
Total Operating Expenses	35,096
Operating Income	(8,876)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(8,876)
Income Tax provisions	-
Net Income before Minority Interest	(8,876)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(8,876)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	74
Margin Deposits & Default Fund	-
Total Current Assets	**74**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(3)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(3)**
Total Assets	**72**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	3
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**3**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(4)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	12
Long Term Liabilities	**7**
Total Liabilities	**10**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	739
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(678)
Total NASDAQ OMX Stockholders' Equity	**61**
Total Noncontrolling Interest	-
Total Equity	**61**
Total Liabilities Minority Interest and Stockholders Equity	**72**

Nasdaq, Inc.
Unconsolidated Statement of Income -Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	159
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	14,638
Margin Deposits & Default Fund	-
Total Current Assets	**14,797**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	3,798
Other Intangibles	20,552
Non Current Deferred Taxes	9
Other Long Term Assets	15,579
Right of use asset	239
Total Long Term Assets	**40,178**
Total Assets	**54,975**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	267
Other Accrued Liabilities	3
Other Current Liabilities	1,593
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,864**
Total Long Term Debt	-
Non Current Deferred Tax Liability	9,271
Non-current deferred revenue	-
Lease liability - non current	(0)
All Other Long Term Liabilities	539
Long Term Liabilities	**9,810**
Total Liabilities	**11,673**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,070
Accumulated Other Comprehensive Income/	(187)
Total Retained Earnings	(8,582)
Total NASDAQ OMX Stockholders' Equity	**43,302**
Total Noncontrolling Interest	-
Total Equity	**43,302**
Total Liabilities Minority Interest and Stockholders Equity	**54,975**

Nasdaq, Inc.
Unconsolidated Statement of Income -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**2,327**
Professional and Contract Services	3,612
Computer Ops and Data Communication	-
Occupancy	426
Regulatory	-
General Administrative and Other	103
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	6,467
Operating Income	(6,467)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(6,467)
Income Tax provisions	-
Net Income before Minority Interest	(6,467)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(6,467)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
AP and Accrued Expenses	9
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	6
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**15**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**15**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(15)
Total NASDAQ OMX Stockholders' Equity	**(15)**
Total Noncontrolling Interest	-
Total Equity	**(15)**
Total Liabilities Minority Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Center for Board Evaluations, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	(24)
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,971
Margin Deposits & Default Fund	-
Total Current Assets	**1,946**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	10,159
Other Intangibles	965
Non Current Deferred Taxes	(425)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**10,699**
Total Assets	**12,645**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(64)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**(64)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	341
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**341**
Total Liabilities	**277**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,124
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	244
Total NASDAQ OMX Stockholders' Equity	**12,368**
Total Noncontrolling Interest	-
Total Equity	**12,368**
Total Liabilities Minority Interest and Stockholders Equity	**12,645**

Nasdaq, Inc.
Unconsolidated Statement of Income -The Center for Board Evaluations, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	27
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**27**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**27**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**361**
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	361
Operating Income	(334)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(334)
Income Tax provisions	-
Net Income before Minority Interest	(334)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(334)

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Nasdaq Options Market LLC
(in thousands, unaudited)

Notes: not a separate LE in OneStrem Financials - included in NOS-EXCH entity

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Options Clearing Corporation
(in thousands, unaudited)

Notes: Not a separate legal entity in OneStream Financials - 20% owned by Nasdaq ISE, LLC, 20% owned by Nasdaq PHLX LLC

Nasdaq, Inc.
Unconsolidated Balance Sheet -U.S. Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	77,812
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	15,948
Margin Deposits & Default Fund	-
Total Current Assets	**93,760**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(41)
Other Long Term Assets	743,500
Right of use asset	-
Total Long Term Assets	**743,459**
Total Assets	**837,219**
LIABILITIES	
AP and Accrued Expenses	(698)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	8,242
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**7,544**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	8
Long Term Liabilities	**8**
Total Liabilities	**7,552**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	875,888
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(46,221)
Total NASDAQ OMX Stockholders' Equity	**829,668**
Total Noncontrolling Interest	-
Total Equity	**829,668**
Total Liabilities Minority Interest and Stockholders Equity	**837,219**

Nasdaq, Inc.
Unconsolidated Statement of Income -U.S. Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	4,244
Total Revenues	**4,244**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**4,244**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	210
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	211
Operating Income	4,032
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	4,032
Income Tax provisions	-
Net Income before Minority Interest	4,032
Net (gain) loss attributable to noncontrolling interests	-
Net Income	4,032

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin AcquisitionCo LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	162,527
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**162,527**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	9,737
Other Long Term Assets	1,028,315
Right of use asset	-
Total Long Term Assets	**1,038,052**
Total Assets	**1,200,579**
LIABILITIES	
AP and Accrued Expenses	111,909
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(175)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**111,735**
Total Long Term Debt	-
Non Current Deferred Tax Liability	63,635
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**63,635**
Total Liabilities	**175,370**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,028,315
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(3,106)
Total NASDAQ OMX Stockholders' Equity	**1,025,209**
Total Noncontrolling Interest	-
Total Equity	**1,025,209**
Total Liabilities Minority Interest and Stockholders Equity	**1,200,579**

Nasdaq, Inc.
Unconsolidated Statement of Income -Verafin AcquisitionCo LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	0
Restructuring Charges	-
Total Operating Expenses	2
Operating Income	(2)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(2)
Income Tax provisions	-
Net Income before Minority Interest	(2)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(2)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin USA Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	4,518
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**4,518**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**4,518**
LIABILITIES	
AP and Accrued Expenses	3,565
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**3,565**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,565**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	438
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	516
Total NASDAQ OMX Stockholders' Equity	**954**
Total Noncontrolling Interest	-
Total Equity	**954**
Total Liabilities Minority Interest and Stockholders Equity	**4,518**

Nasdaq, Inc.
Unconsolidated Statement of Income -Verafin USA Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	5,009
Total Revenues	**5,009**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**5,009**
Operating Expenses:	
Compensation and Benefits	**4,453**
Marketing and Advertising	**6**
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	108
Occupancy	-
Regulatory	-
General Administrative and Other	199
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	4,766
Operating Income	243
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	243
Income Tax provisions	-
Net Income before Minority Interest	243
Net (gain) loss attributable to noncontrolling interests	-
Net Income	243

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,416
Investments	-
Total Receivables - Net	107
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	824
Other Current Assets	71
Margin Deposits & Default Fund	-
Total Current Assets	**2,418**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	17
Other Long Term Assets	(0)
Right of use asset	-
Total Long Term Assets	**17**
Total Assets	**2,435**
LIABILITIES	
AP and Accrued Expenses	25
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	98
Deferred Revenue	29
Lease liability - current	-
Other Accrued Liabilities	11
Other Current Liabilities	4
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**167**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	64
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**64**
Total Liabilities	**231**
EQUITY	
Common Stock Total	(0)
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,654
Accumulated Other Comprehensive Income/	(918)
Total Retained Earnings	(494)
Total NASDAQ OMX Stockholders' Equity	**2,242**
Total Noncontrolling Interest	(38)
Total Equity	**2,204**
Total Liabilities Minority Interest and Stockholders Equity	**2,435**

Nasdaq, Inc.
Unconsolidated Statement of Income -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	689
Financial Technology	119
Market Services	437
Other	673
Total Revenues	**1,917**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,917**
Operating Expenses:	
Compensation and Benefits	**414**
Marketing and Advertising	**17**
Depr and Amortization	-
Professional and Contract Services	106
Computer Ops and Data Communication	125
Occupancy	62
Regulatory	21
General Administrative and Other	183
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	928
Operating Income	989
Total Interest Income	2
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	991
Income Tax provisions	142
Net Income before Minority Interest	850
Net (gain) loss attributable to noncontrolling interests	-
Net Income	850

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Australia Pty Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	380
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	87
Other Current Assets	5,711
Margin Deposits & Default Fund	-
Total Current Assets	**6,178**
Long Term Assets:	
Total Property and Equipment - Net	17
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	479
Other Long Term Assets	0
Right of use asset	-
Total Long Term Assets	**497**
Total Assets	**6,674**
LIABILITIES	
AP and Accrued Expenses	313
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,596
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	134
Other Current Liabilities	2,659
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**4,703**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	156
Long Term Liabilities	**156**
Total Liabilities	**4,858**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	64
Total Retained Earnings	1,752
Total NASDAQ OMX Stockholders' Equity	**1,816**
Total Noncontrolling Interest	-
Total Equity	**1,816**
Total Liabilities Minority Interest and Stockholders Equity	**6,674**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Australia Pty Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	2,473
Total Revenues	**2,473**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**2,473**
Operating Expenses:	
Compensation and Benefits	**1,954**
Marketing and Advertising	**-**
Depr and Amortization	**6**
Professional and Contract Services	185
Computer Ops and Data Communication	1
Occupancy	22
Regulatory	-
General Administrative and Other	80
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2,247
Operating Income	225
Total Interest Income	1
Total Interest Expense	(0)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	226
Income Tax provisions	181
Net Income before Minority Interest	45
Net (gain) loss attributable to noncontrolling interests	-
Net Income	45

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Brasil Ltda
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	2,545
Investments	-
Total Receivables - Net	519
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,480
Margin Deposits & Default Fund	-
Total Current Assets	**4,544**
Long Term Assets:	
Total Property and Equipment - Net	9
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	11
Right of use asset	-
Total Long Term Assets	**20**
Total Assets	**4,563**
LIABILITIES	
AP and Accrued Expenses	17
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	707
Deferred Revenue	395
Lease liability - current	-
Other Accrued Liabilities	13
Other Current Liabilities	1,884
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**3,017**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,017**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	133
Accumulated Other Comprehensive Income/	15
Total Retained Earnings	1,399
Total NASDAQ OMX Stockholders' Equity	**1,547**
Total Noncontrolling Interest	-
Total Equity	**1,547**
Total Liabilities Minority Interest and Stockholders Equity	**4,563**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Brasil Ltda
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	118
Market Services	-
Other	1,503
Total Revenues	**1,621**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,621**
Operating Expenses:	
Compensation and Benefits	**937**
Marketing and Advertising	**1**
Depr and Amortization	**3**
Professional and Contract Services	15
Computer Ops and Data Communication	-
Occupancy	10
Regulatory	-
General Administrative and Other	165
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,131
Operating Income	490
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	490
Income Tax provisions	701
Net Income before Minority Interest	(210)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(210)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Canada, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	115
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,186
Margin Deposits & Default Fund	-
Total Current Assets	**3,301**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**0**
Total Assets	**3,301**
LIABILITIES	
AP and Accrued Expenses	44
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	151
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	18
Other Current Liabilities	2,816
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**3,029**
Total Long Term Debt	-
Non Current Deferred Tax Liability	0
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**0**
Total Liabilities	**3,030**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	6
Total Retained Earnings	266
Total NASDAQ OMX Stockholders' Equity	**271**
Total Noncontrolling Interest	-
Total Equity	**271**
Total Liabilities Minority Interest and Stockholders Equity	**3,301**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Canada, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	381
Total Revenues	**381**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**381**
Operating Expenses:	
Compensation and Benefits	**305**
Marketing and Advertising	-
Depr and Amortization	**0**
Professional and Contract Services	35
Computer Ops and Data Communication	0
Occupancy	5
Regulatory	-
General Administrative and Other	(70)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	275
Operating Income	106
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	106
Income Tax provisions	37
Net Income before Minority Interest	69
Net (gain) loss attributable to noncontrolling interests	-
Net Income	69

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Chile SpA
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	395
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	378
Margin Deposits & Default Fund	-
Total Current Assets	**773**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	16
Other Long Term Assets	2
Right of use asset	-
Total Long Term Assets	**17**
Total Assets	**790**
LIABILITIES	
AP and Accrued Expenses	14
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	82
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1
Other Current Liabilities	274
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**371**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**371**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6
Accumulated Other Comprehensive Income/	1
Total Retained Earnings	412
Total NASDAQ OMX Stockholders' Equity	**419**
Total Noncontrolling Interest	-
Total Equity	**419**
Total Liabilities Minority Interest and Stockholders Equity	**790**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Chile SpA
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	181
Total Revenues	**181**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**181**
Operating Expenses:	
Compensation and Benefits	**139**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	14
Computer Ops and Data Communication	1
Occupancy	4
Regulatory	-
General Administrative and Other	15
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	173
Operating Income	8
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	8
Income Tax provisions	(1)
Net Income before Minority Interest	9
Net (gain) loss attributable to noncontrolling interests	-
Net Income	9

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Colombia S.A.S.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,678
Investments	-
Total Receivables - Net	231
Current Deferred Tax	50
Current restricted Cash and Cash equivalents	-
Other Current Assets	(118)
Margin Deposits & Default Fund	-
Total Current Assets	**1,841**
Long Term Assets:	
Total Property and Equipment - Net	59
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(0)
Right of use asset	-
Total Long Term Assets	**59**
Total Assets	**1,899**
LIABILITIES	
AP and Accrued Expenses	46
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	452
Deferred Revenue	41
Lease liability - current	-
Other Accrued Liabilities	1
Other Current Liabilities	858
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,398**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(0)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(0)**
Total Liabilities	**1,398**
EQUITY	
Common Stock Total	886
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	9
Total Retained Earnings	(393)
Total NASDAQ OMX Stockholders' Equity	**502**
Total Noncontrolling Interest	-
Total Equity	**502**
Total Liabilities Minority Interest and Stockholders Equity	**1,899**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Colombia S.A.S.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	227
Market Services	-
Other	316
Total Revenues	**544**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**544**
Operating Expenses:	
Compensation and Benefits	**521**
Marketing and Advertising	**1**
Depr and Amortization	**3**
Professional and Contract Services	9
Computer Ops and Data Communication	6
Occupancy	6
Regulatory	-
General Administrative and Other	36
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	581
Operating Income	(37)
Total Interest Income	16
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(21)
Income Tax provisions	(464)
Net Income before Minority Interest	443
Net (gain) loss attributable to noncontrolling interests	-
Net Income	443

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza France SARL
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	631
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	14,818
Margin Deposits & Default Fund	-
Total Current Assets	**15,448**
Long Term Assets:	
Total Property and Equipment - Net	442
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	294
Right of use asset	-
Total Long Term Assets	**735**
Total Assets	**16,184**
LIABILITIES	
AP and Accrued Expenses	461
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	7,927
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	280
Other Current Liabilities	634
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**9,301**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	615
Long Term Liabilities	**615**
Total Liabilities	**9,917**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	10
Accumulated Other Comprehensive Income/	106
Total Retained Earnings	6,151
Total NASDAQ OMX Stockholders' Equity	**6,267**
Total Noncontrolling Interest	-
Total Equity	**6,267**
Total Liabilities Minority Interest and Stockholders Equity	**16,184**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza France SARL
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	8,285
Total Revenues	**8,285**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**8,285**
Operating Expenses:	
Compensation and Benefits	**7,070**
Marketing and Advertising	**28**
Depr and Amortization	**55**
Professional and Contract Services	118
Computer Ops and Data Communication	17
Occupancy	131
Regulatory	-
General Administrative and Other	176
Merger Related Expenses Total	3
Restructuring Charges	-
Total Operating Expenses	7,598
Operating Income	687
Total Interest Income	0
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	687
Income Tax provisions	584
Net Income before Minority Interest	103
Net (gain) loss attributable to noncontrolling interests	-
Net Income	103

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Georgia LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	45
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	5,690
Margin Deposits & Default Fund	-
Total Current Assets	**5,735**
Long Term Assets:	
Total Property and Equipment - Net	55
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	18
Right of use asset	-
Total Long Term Assets	**73**
Total Assets	**5,809**
LIABILITIES	
AP and Accrued Expenses	20
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	458
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	4,961
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,439**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**5,439**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(0)
Total Retained Earnings	370
Total NASDAQ OMX Stockholders' Equity	**370**
Total Noncontrolling Interest	-
Total Equity	**370**
Total Liabilities Minority Interest and Stockholders Equity	**5,809**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Georgia LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,041
Total Revenues	**1,041**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,041**
Operating Expenses:	
Compensation and Benefits	**907**
Marketing and Advertising	-
Depr and Amortization	**4**
Professional and Contract Services	40
Computer Ops and Data Communication	2
Occupancy	12
Regulatory	-
General Administrative and Other	(19)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	947
Operating Income	94
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	94
Income Tax provisions	-
Net Income before Minority Interest	94
Net (gain) loss attributable to noncontrolling interests	-
Net Income	94

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	166
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,217
Margin Deposits & Default Fund	-
Total Current Assets	**3,382**
Long Term Assets:	
Total Property and Equipment - Net	21
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	53
Right of use asset	-
Total Long Term Assets	**74**
Total Assets	**3,457**
LIABILITIES	
AP and Accrued Expenses	85
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	506
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	38
Other Current Liabilities	45
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**674**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**674**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	199
Accumulated Other Comprehensive Income/	54
Total Retained Earnings	2,529
Total NASDAQ OMX Stockholders' Equity	**2,782**
Total Noncontrolling Interest	-
Total Equity	**2,782**
Total Liabilities Minority Interest and Stockholders Equity	**3,457**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	905
Total Revenues	**905**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**905**
Operating Expenses:	
Compensation and Benefits	**807**
Marketing and Advertising	**5**
Depr and Amortization	**2**
Professional and Contract Services	14
Computer Ops and Data Communication	1
Occupancy	(9)
Regulatory	-
General Administrative and Other	26
Merger Related Expenses Total	8
Restructuring Charges	-
Total Operating Expenses	853
Operating Income	52
Total Interest Income	1
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	53
Income Tax provisions	84
Net Income before Minority Interest	(30)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(30)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Hong Kong Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	107
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,524
Margin Deposits & Default Fund	-
Total Current Assets	**2,630**
Long Term Assets:	
Total Property and Equipment - Net	30
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1
Other Long Term Assets	62
Right of use asset	64
Total Long Term Assets	**157**
Total Assets	**2,788**
LIABILITIES	
AP and Accrued Expenses	23
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	250
Deferred Revenue	-
Lease liability - current	76
Other Accrued Liabilities	(0)
Other Current Liabilities	378
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**728**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	58
Long Term Liabilities	**58**
Total Liabilities	**786**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1
Accumulated Other Comprehensive Income/	(0)
Total Retained Earnings	2,001
Total NASDAQ OMX Stockholders' Equity	**2,002**
Total Noncontrolling Interest	-
Total Equity	**2,002**
Total Liabilities Minority Interest and Stockholders Equity	**2,788**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Hong Kong Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	617
Total Revenues	**617**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**617**
Operating Expenses:	
Compensation and Benefits	**497**
Marketing and Advertising	**-**
Depr and Amortization	**13**
Professional and Contract Services	7
Computer Ops and Data Communication	3
Occupancy	18
Regulatory	-
General Administrative and Other	37
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	574
Operating Income	43
Total Interest Income	-
Total Interest Expense	(1)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	42
Income Tax provisions	17
Net Income before Minority Interest	25
Net (gain) loss attributable to noncontrolling interests	-
Net Income	25

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza India Private Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	2,200
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	5,435
Margin Deposits & Default Fund	-
Total Current Assets	**7,634**
Long Term Assets:	
Total Property and Equipment - Net	2,445
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1,062
Other Long Term Assets	477
Right of use asset	-
Total Long Term Assets	**3,984**
Total Assets	**11,619**
LIABILITIES	
AP and Accrued Expenses	351
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	5,548
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	15
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,913**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	83
Long Term Liabilities	**83**
Total Liabilities	**5,996**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	55
Accumulated Other Comprehensive Income/	3
Total Retained Earnings	5,565
Total NASDAQ OMX Stockholders' Equity	**5,623**
Total Noncontrolling Interest	-
Total Equity	**5,623**
Total Liabilities Minority Interest and Stockholders Equity	**11,619**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza India Private Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	7,404
Total Revenues	**7,404**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**7,404**
Operating Expenses:	
Compensation and Benefits	**5,804**
Marketing and Advertising	-
Depr and Amortization	**177**
Professional and Contract Services	24
Computer Ops and Data Communication	10
Occupancy	184
Regulatory	-
General Administrative and Other	247
Merger Related Expenses Total	15
Restructuring Charges	29
Total Operating Expenses	6,489
Operating Income	915
Total Interest Income	7
Total Interest Expense	(2)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	920
Income Tax provisions	631
Net Income before Minority Interest	289
Net (gain) loss attributable to noncontrolling interests	-
Net Income	289

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Ireland Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	10,551
Investments	-
Total Receivables - Net	11,861
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	76,011
Margin Deposits & Default Fund	-
Total Current Assets	**98,424**
Long Term Assets:	
Total Property and Equipment - Net	7,099
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	266
Right of use asset	-
Total Long Term Assets	**7,365**
Total Assets	**105,789**
LIABILITIES	
AP and Accrued Expenses	416
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	791
Deferred Revenue	13,273
Lease liability - current	-
Other Accrued Liabilities	93
Other Current Liabilities	72,803
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**87,376**
Total Long Term Debt	-
Non Current Deferred Tax Liability	252
Non-current deferred revenue	56
Lease liability - non current	-
All Other Long Term Liabilities	44
Long Term Liabilities	**352**
Total Liabilities	**87,728**
EQUITY	
Common Stock Total	216
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	358
Total Retained Earnings	17,486
Total NASDAQ OMX Stockholders' Equity	**18,061**
Total Noncontrolling Interest	-
Total Equity	**18,061**
Total Liabilities Minority Interest and Stockholders Equity	**105,789**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Ireland Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	4,804
Market Services	-
Other	10,873
Total Revenues	**15,678**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**15,678**
Operating Expenses:	
Compensation and Benefits	**3,254**
Marketing and Advertising	**-**
Depr and Amortization	**42**
Professional and Contract Services	25
Computer Ops and Data Communication	669
Occupancy	49
Regulatory	-
General Administrative and Other	11,280
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	15,318
Operating Income	359
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	359
Income Tax provisions	1,161
Net Income before Minority Interest	(801)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(801)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Israel Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	249
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	21
Other Current Assets	5,982
Margin Deposits & Default Fund	-
Total Current Assets	**6,252**
Long Term Assets:	
Total Property and Equipment - Net	37
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	101
Other Long Term Assets	18
Right of use asset	-
Total Long Term Assets	**156**
Total Assets	**6,408**
LIABILITIES	
AP and Accrued Expenses	(79)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	652
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	56
Other Current Liabilities	4,215
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**4,844**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,844**
EQUITY	
Common Stock Total	3
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	63
Total Retained Earnings	1,498
Total NASDAQ OMX Stockholders' Equity	**1,564**
Total Noncontrolling Interest	-
Total Equity	**1,564**
Total Liabilities Minority Interest and Stockholders Equity	**6,408**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Israel Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,027
Total Revenues	**1,027**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,027**
Operating Expenses:	
Compensation and Benefits	**820**
Marketing and Advertising	-
Depr and Amortization	**3**
Professional and Contract Services	22
Computer Ops and Data Communication	9
Occupancy	8
Regulatory	-
General Administrative and Other	(403)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	460
Operating Income	568
Total Interest Income	0
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	568
Income Tax provisions	101
Net Income before Minority Interest	467
Net (gain) loss attributable to noncontrolling interests	-
Net Income	467

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Japan KK
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	165
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,094
Margin Deposits & Default Fund	-
Total Current Assets	**2,259**
Long Term Assets:	
Total Property and Equipment - Net	4
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	140
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**144**
Total Assets	**2,403**
LIABILITIES	
AP and Accrued Expenses	45
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	891
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	99
Other Current Liabilities	175
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,210**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	48
Long Term Liabilities	**48**
Total Liabilities	**1,258**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	67
Accumulated Other Comprehensive Income/	43
Total Retained Earnings	1,035
Total NASDAQ OMX Stockholders' Equity	**1,145**
Total Noncontrolling Interest	-
Total Equity	**1,145**
Total Liabilities Minority Interest and Stockholders Equity	**2,403**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Japan KK
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,526
Total Revenues	**1,526**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,526**
Operating Expenses:	
Compensation and Benefits	**946**
Marketing and Advertising	**1**
Depr and Amortization	**2**
Professional and Contract Services	7
Computer Ops and Data Communication	1
Occupancy	38
Regulatory	-
General Administrative and Other	38
Merger Related Expenses Total	-
Restructuring Charges	359
Total Operating Expenses	1,392
Operating Income	133
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	133
Income Tax provisions	107
Net Income before Minority Interest	26
Net (gain) loss attributable to noncontrolling interests	-
Net Income	26

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Korea LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	172
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	116
Margin Deposits & Default Fund	-
Total Current Assets	**288**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	7
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**7**
Total Assets	**294**
LIABILITIES	
AP and Accrued Expenses	2
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	99
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	38
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**139**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**139**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	77
Accumulated Other Comprehensive Income/	1
Total Retained Earnings	77
Total NASDAQ OMX Stockholders' Equity	**155**
Total Noncontrolling Interest	-
Total Equity	**155**
Total Liabilities Minority Interest and Stockholders Equity	**294**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Korea LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	93
Total Revenues	**93**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**93**
Operating Expenses:	
Compensation and Benefits	**78**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	2
Regulatory	-
General Administrative and Other	8
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	89
Operating Income	4
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	4
Income Tax provisions	2
Net Income before Minority Interest	2
Net (gain) loss attributable to noncontrolling interests	-
Net Income	2

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	2,553
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	22,345
Margin Deposits & Default Fund	-
Total Current Assets	**24,898**
Long Term Assets:	
Total Property and Equipment - Net	972
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	49,090
Right of use asset	-
Total Long Term Assets	**50,062**
Total Assets	**74,960**
LIABILITIES	
AP and Accrued Expenses	564
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	7,400
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,199
Other Current Liabilities	15,739
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**24,902**
Total Long Term Debt	-
Non Current Deferred Tax Liability	160
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	488
Long Term Liabilities	**649**
Total Liabilities	**25,551**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(3,699)
Accumulated Other Comprehensive Income/	678
Total Retained Earnings	52,431
Total NASDAQ OMX Stockholders' Equity	**49,410**
Total Noncontrolling Interest	-
Total Equity	**49,410**
Total Liabilities Minority Interest and Stockholders Equity	**74,960**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	18,562
Total Revenues	**18,562**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**18,562**
Operating Expenses:	
Compensation and Benefits	**11,280**
Marketing and Advertising	**37**
Depr and Amortization	**76**
Professional and Contract Services	93
Computer Ops and Data Communication	29
Occupancy	54
Regulatory	-
General Administrative and Other	(204)
Merger Related Expenses Total	32
Restructuring Charges	1,034
Total Operating Expenses	12,430
Operating Income	6,132
Total Interest Income	-
Total Interest Expense	(2)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	6,129
Income Tax provisions	4,443
Net Income before Minority Interest	1,687
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,687

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	6,228
Investments	-
Total Receivables - Net	13,087
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	19,729
Margin Deposits & Default Fund	-
Total Current Assets	**39,044**
Long Term Assets:	
Total Property and Equipment - Net	2
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	1,172
Right of use asset	-
Total Long Term Assets	**1,175**
Total Assets	**40,219**
LIABILITIES	
AP and Accrued Expenses	24
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	21
Deferred Revenue	5,487
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	22,860
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**28,391**
Total Long Term Debt	-
Non Current Deferred Tax Liability	444
Non-current deferred revenue	11
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**455**
Total Liabilities	**28,846**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	240
Total Retained Earnings	11,134
Total NASDAQ OMX Stockholders' Equity	**11,373**
Total Noncontrolling Interest	-
Total Equity	**11,373**
Total Liabilities Minority Interest and Stockholders Equity	**40,219**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	9,207
Market Services	-
Other	159
Total Revenues	**9,366**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**9,366**
Operating Expenses:	
Compensation and Benefits	**145**
Marketing and Advertising	-
Depr and Amortization	**0**
Professional and Contract Services	19
Computer Ops and Data Communication	0
Occupancy	7
Regulatory	-
General Administrative and Other	9,287
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	9,458
Operating Income	(92)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(92)
Income Tax provisions	(12)
Net Income before Minority Interest	(80)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(80)

Nasdaq, Inc.
Unconsolidated Balance Sheet -ADENZA POLAND SOO SPOLKA Z OGRANICZONA ODPOWIEDZIAL
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	507
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	5,016
Margin Deposits & Default Fund	-
Total Current Assets	**5,523**
Long Term Assets:	
Total Property and Equipment - Net	61
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	177
Other Long Term Assets	47
Right of use asset	-
Total Long Term Assets	**285**
Total Assets	**5,808**
LIABILITIES	
AP and Accrued Expenses	5
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	970
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	36
Other Current Liabilities	4,524
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,535**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	(0)
Long Term Liabilities	**(0)**
Total Liabilities	**5,535**
EQUITY	
Common Stock Total	1
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	8
Total Retained Earnings	264
Total NASDAQ OMX Stockholders' Equity	**273**
Total Noncontrolling Interest	-
Total Equity	**273**
Total Liabilities Minority Interest and Stockholders Equity	**5,808**

Nasdaq, Inc.
Unconsolidated Statement of Income -ADENZA POLAND SOO SPOLKA Z OGRANICZONA ODPOWIEI
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	725
Total Revenues	**725**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**725**
Operating Expenses:	
Compensation and Benefits	**947**
Marketing and Advertising	**-**
Depr and Amortization	**5**
Professional and Contract Services	1
Computer Ops and Data Communication	1
Occupancy	27
Regulatory	-
General Administrative and Other	(148)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	833
Operating Income	(109)
Total Interest Income	-
Total Interest Expense	(1)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(110)
Income Tax provisions	49
Net Income before Minority Interest	(159)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(159)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Portugal S.A.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	55
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**55**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**55**
LIABILITIES	
AP and Accrued Expenses	31
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**31**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**31**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	55
Accumulated Other Comprehensive Income/	(0)
Total Retained Earnings	(31)
Total NASDAQ OMX Stockholders' Equity	**24**
Total Noncontrolling Interest	-
Total Equity	**24**
Total Liabilities Minority Interest and Stockholders Equity	**55**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Portugal S.A.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	2
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	29
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	31
Operating Income	(31)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(31)
Income Tax provisions	-
Net Income before Minority Interest	(31)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(31)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Singapore Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	2,022
Investments	-
Total Receivables - Net	4,689
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	17,192
Margin Deposits & Default Fund	-
Total Current Assets	**23,903**
Long Term Assets:	
Total Property and Equipment - Net	118
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	415
Right of use asset	-
Total Long Term Assets	**533**
Total Assets	**24,436**
LIABILITIES	
AP and Accrued Expenses	144
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,041
Deferred Revenue	5,623
Lease liability - current	-
Other Accrued Liabilities	496
Other Current Liabilities	12,538
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**19,842**
Total Long Term Debt	-
Non Current Deferred Tax Liability	61
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	25
Long Term Liabilities	**86**
Total Liabilities	**19,927**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	88
Total Retained Earnings	4,420
Total NASDAQ OMX Stockholders' Equity	**4,509**
Total Noncontrolling Interest	-
Total Equity	**4,509**
Total Liabilities Minority Interest and Stockholders Equity	**24,436**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Singapore Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	1,310
Market Services	-
Other	2,676
Total Revenues	**3,986**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**3,986**
Operating Expenses:	
Compensation and Benefits	**2,023**
Marketing and Advertising	**39**
Depr and Amortization	**9**
Professional and Contract Services	22
Computer Ops and Data Communication	4
Occupancy	64
Regulatory	-
General Administrative and Other	1,475
Merger Related Expenses Total	-
Restructuring Charges	284
Total Operating Expenses	3,917
Operating Income	69
Total Interest Income	-
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	69
Income Tax provisions	374
Net Income before Minority Interest	(305)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(305)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Spain S.L.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	342
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	923
Margin Deposits & Default Fund	-
Total Current Assets	**1,265**
Long Term Assets:	
Total Property and Equipment - Net	6
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1
Other Long Term Assets	14
Right of use asset	-
Total Long Term Assets	**21**
Total Assets	**1,287**
LIABILITIES	
AP and Accrued Expenses	27
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	211
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	18
Other Current Liabilities	519
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**775**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**775**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4
Accumulated Other Comprehensive Income/	9
Total Retained Earnings	498
Total NASDAQ OMX Stockholders' Equity	**511**
Total Noncontrolling Interest	-
Total Equity	**511**
Total Liabilities Minority Interest and Stockholders Equity	**1,287**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Spain S.L.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	386
Total Revenues	**386**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**386**
Operating Expenses:	
Compensation and Benefits	**324**
Marketing and Advertising	**-**
Depr and Amortization	**1**
Professional and Contract Services	3
Computer Ops and Data Communication	-
Occupancy	7
Regulatory	-
General Administrative and Other	26
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	360
Operating Income	26
Total Interest Income	1
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	27
Income Tax provisions	32
Net Income before Minority Interest	(5)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(5)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Technology (DIFC) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	327
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,924
Margin Deposits & Default Fund	-
Total Current Assets	**5,251**
Long Term Assets:	
Total Property and Equipment - Net	16
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	40
Right of use asset	-
Total Long Term Assets	**56**
Total Assets	**5,307**
LIABILITIES	
AP and Accrued Expenses	37
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,002
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	2,148
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**3,187**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	27
Long Term Liabilities	**27**
Total Liabilities	**3,215**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	50
Accumulated Other Comprehensive Income/	0
Total Retained Earnings	2,042
Total NASDAQ OMX Stockholders' Equity	**2,092**
Total Noncontrolling Interest	-
Total Equity	**2,092**
Total Liabilities Minority Interest and Stockholders Equity	**5,307**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Technology (DIFC) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,369
Total Revenues	**1,369**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,369**
Operating Expenses:	
Compensation and Benefits	**1,161**
Marketing and Advertising	-
Depr and Amortization	**3**
Professional and Contract Services	3
Computer Ops and Data Communication	2
Occupancy	22
Regulatory	-
General Administrative and Other	167
Merger Related Expenses Total	1
Restructuring Charges	-
Total Operating Expenses	1,358
Operating Income	11
Total Interest Income	-
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	10
Income Tax provisions	-
Net Income before Minority Interest	10
Net (gain) loss attributable to noncontrolling interests	-
Net Income	10

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Technology de Mexico, S. de R.L. de C.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,154
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	8,114
Margin Deposits & Default Fund	-
Total Current Assets	**9,267**
Long Term Assets:	
Total Property and Equipment - Net	566
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	640
Other Long Term Assets	30
Right of use asset	-
Total Long Term Assets	**1,235**
Total Assets	**10,503**
LIABILITIES	
AP and Accrued Expenses	29
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,149
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	114
Other Current Liabilities	6,635
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**8,927**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**8,927**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	25
Total Retained Earnings	1,551
Total NASDAQ OMX Stockholders' Equity	**1,576**
Total Noncontrolling Interest	-
Total Equity	**1,576**
Total Liabilities Minority Interest and Stockholders Equity	**10,503**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Technology de Mexico, S. de R.L. de C.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	3,931
Total Revenues	**3,931**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**3,931**
Operating Expenses:	
Compensation and Benefits	**3,147**
Marketing and Advertising	**0**
Depr and Amortization	**318**
Professional and Contract Services	53
Computer Ops and Data Communication	1
Occupancy	38
Regulatory	-
General Administrative and Other	(82)
Merger Related Expenses Total	6
Restructuring Charges	-
Total Operating Expenses	3,481
Operating Income	450
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	450
Income Tax provisions	594
Net Income before Minority Interest	(144)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(144)

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1)
Income Tax provisions	20
Net Income before Minority Interest	(21)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(21)

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	305
Investments	-
Total Receivables - Net	157
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	298
Other Current Assets	(468)
Margin Deposits & Default Fund	-
Total Current Assets	**293**
Long Term Assets:	
Total Property and Equipment - Net	603
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	3
Other Long Term Assets	-
Right of use asset	0
Total Long Term Assets	**606**
Total Assets	**899**
LIABILITIES	
AP and Accrued Expenses	74
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	47
Deferred Revenue	8
Lease liability - current	(0)
Other Accrued Liabilities	-
Other Current Liabilities	1
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**129**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**129**
EQUITY	
Common Stock Total	229
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	414
Accumulated Other Comprehensive Income/	(96)
Total Retained Earnings	222
Total NASDAQ OMX Stockholders' Equity	**769**
Total Noncontrolling Interest	-
Total Equity	**769**
Total Liabilities Minority Interest and Stockholders Equity	**899**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	1,263
Other	-
Total Revenues	**1,263**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,263**
Operating Expenses:	
Compensation and Benefits	**271**
Marketing and Advertising	**3**
Depr and Amortization	**180**
Professional and Contract Services	345
Computer Ops and Data Communication	359
Occupancy	45
Regulatory	9
General Administrative and Other	123
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,335
Operating Income	(72)
Total Interest Income	0
Total Interest Expense	(18)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(90)
Income Tax provisions	-
Net Income before Minority Interest	(90)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(90)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Axioma SD, Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	97
Investments	-
Total Receivables - Net	-
Current Deferred Tax	(0)
Current restricted Cash and Cash equivalents	-
Other Current Assets	26
Margin Deposits & Default Fund	-
Total Current Assets	**123**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**123**
LIABILITIES	
AP and Accrued Expenses	0
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	25
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**26**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**26**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	1
Total Retained Earnings	96
Total NASDAQ OMX Stockholders' Equity	**97**
Total Noncontrolling Interest	-
Total Equity	**97**
Total Liabilities Minority Interest and Stockholders Equity	**123**

Nasdaq, Inc.
Unconsolidated Statement of Income -Axioma SD, Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	4
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	4
Operating Income	(4)
Total Interest Income	0
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(4)
Income Tax provisions	0
Net Income before Minority Interest	(4)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(4)

Nasdaq, Inc.
Unconsolidated Balance Sheet -AxiomSL Holdings B.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	98
Investments	-
Total Receivables - Net	0
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	486
Margin Deposits & Default Fund	-
Total Current Assets	**584**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	1,203
Right of use asset	-
Total Long Term Assets	**1,203**
Total Assets	**1,788**
LIABILITIES	
AP and Accrued Expenses	563
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	336
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**899**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**899**
EQUITY	
Common Stock Total	22
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	(6)
Total Retained Earnings	873
Total NASDAQ OMX Stockholders' Equity	**889**
Total Noncontrolling Interest	-
Total Equity	**889**
Total Liabilities Minority Interest and Stockholders Equity	**1,788**

Nasdaq, Inc.
Unconsolidated Statement of Income -AxiomSL Holdings B.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	25
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	68
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	93
Operating Income	(93)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(93)
Income Tax provisions	-
Net Income before Minority Interest	(93)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(93)

Nasdaq, Inc.
Unconsolidated Balance Sheet -AxiomSL Ltd.
(in thousands, unaudited)

Notes: liquidated 12/2023 - "Axiom Dubai - Ex-operationals and traced as liquidation to Org Chart"

Nasdaq, Inc.
Unconsolidated Balance Sheet -AxiomSL Ltd. (Hong Kong)
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	5
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	219
Margin Deposits & Default Fund	-
Total Current Assets	**225**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**225**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	8
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**8**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**8**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(0)
Total Retained Earnings	217
Total NASDAQ OMX Stockholders' Equity	**217**
Total Noncontrolling Interest	-
Total Equity	**217**
Total Liabilities Minority Interest and Stockholders Equity	**225**

Nasdaq, Inc.
Unconsolidated Statement of Income -AxiomSL Ltd. (Hong Kong)
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	(0)
Net Income before Minority Interest	0
Net (gain) loss attributable to noncontrolling interests	-
Net Income	0

Nasdaq, Inc.
Unconsolidated Balance Sheet -AxiomSL Ltd. (UK)
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,053
Investments	-
Total Receivables - Net	478
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	123
Margin Deposits & Default Fund	-
Total Current Assets	**1,654**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**1,654**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	1,804
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,804**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,804**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(3)
Total Retained Earnings	(146)
Total NASDAQ OMX Stockholders' Equity	**(149)**
Total Noncontrolling Interest	-
Total Equity	**(149)**
Total Liabilities Minority Interest and Stockholders Equity	**1,654**

Nasdaq, Inc.
Unconsolidated Statement of Income -AxiomSL Ltd. (UK)
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	62
Market Services	-
Other	-
Total Revenues	**62**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**62**
Operating Expenses:	
Compensation and Benefits	**(3)**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	189
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	186
Operating Income	(124)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(124)
Income Tax provisions	16
Net Income before Minority Interest	(141)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(141)

Nasdaq, Inc.
Unconsolidated Balance Sheet -AxiomSL Pty Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	454
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,560
Margin Deposits & Default Fund	-
Total Current Assets	**3,014**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**3,014**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	2,604
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,604**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,604**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	18
Total Retained Earnings	393
Total NASDAQ OMX Stockholders' Equity	**410**
Total Noncontrolling Interest	-
Total Equity	**410**
Total Liabilities Minority Interest and Stockholders Equity	**3,014**

Nasdaq, Inc.
Unconsolidated Statement of Income -AxiomSL Pty Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	(2)
Market Services	-
Other	-
Total Revenues	**(2)**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**(2)**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(2)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(2)
Operating Income	(0)
Total Interest Income	0
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	0
Income Tax provisions	(38)
Net Income before Minority Interest	38
Net (gain) loss attributable to noncontrolling interests	-
Net Income	38

Nasdaq, Inc.
Unconsolidated Balance Sheet -AxiomSL Software Spain, S.L.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	3
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	106
Margin Deposits & Default Fund	-
Total Current Assets	**109**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**109**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	0
Other Current Liabilities	46
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**46**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**46**
EQUITY	
Common Stock Total	3
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	1
Total Retained Earnings	58
Total NASDAQ OMX Stockholders' Equity	**63**
Total Noncontrolling Interest	-
Total Equity	**63**
Total Liabilities Minority Interest and Stockholders Equity	**109**

Nasdaq, Inc.
Unconsolidated Statement of Income -AxiomSL Software Spain, S.L.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	(0)
Net Income before Minority Interest	0
Net (gain) loss attributable to noncontrolling interests	-
Net Income	0

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso Group UK Ltd.
(in thousands, unaudited)

Notes: Currently in a voluntary liquidation.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso Holdco Ltd.
(in thousands, unaudited)

Notes: Currently in a voluntary liquidation.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso Software (Beijing) Co Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,984
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	154
Margin Deposits & Default Fund	-
Total Current Assets	**2,138**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**2,138**
LIABILITIES	
AP and Accrued Expenses	49
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	71
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	6
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**126**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**126**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,196
Accumulated Other Comprehensive Income/	31
Total Retained Earnings	785
Total NASDAQ OMX Stockholders' Equity	**2,012**
Total Noncontrolling Interest	-
Total Equity	**2,012**
Total Liabilities Minority Interest and Stockholders Equity	**2,138**

Nasdaq, Inc.
Unconsolidated Statement of Income -Calypso Software (Beijing) Co Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	444
Total Revenues	**444**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**444**
Operating Expenses:	
Compensation and Benefits	**117**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	28
Computer Ops and Data Communication	0
Occupancy	12
Regulatory	-
General Administrative and Other	22
Merger Related Expenses Total	-
Restructuring Charges	243
Total Operating Expenses	423
Operating Income	21
Total Interest Income	4
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	25
Income Tax provisions	(1)
Net Income before Minority Interest	26
Net (gain) loss attributable to noncontrolling interests	-
Net Income	26

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso Technology International Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	158
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,051
Margin Deposits & Default Fund	-
Total Current Assets	**1,209**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**1,209**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	135
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	1
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**136**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**136**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	23
Total Retained Earnings	1,051
Total NASDAQ OMX Stockholders' Equity	**1,073**
Total Noncontrolling Interest	-
Total Equity	**1,073**
Total Liabilities Minority Interest and Stockholders Equity	**1,209**

Nasdaq, Inc.
Unconsolidated Statement of Income -Calypso Technology International Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	134
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(1)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	133
Operating Income	(133)
Total Interest Income	-
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(133)
Income Tax provisions	(6)
Net Income before Minority Interest	(127)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(127)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso Technology Moscow, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	0
Total Retained Earnings	(0)
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Calypso Technology Moscow, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(6)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(6)
Operating Income	6
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	6
Income Tax provisions	-
Net Income before Minority Interest	6
Net (gain) loss attributable to noncontrolling interests	-
Net Income	6

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso Technology Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	194
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,146
Margin Deposits & Default Fund	-
Total Current Assets	**3,341**
Long Term Assets:	
Total Property and Equipment - Net	9
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	19
Other Long Term Assets	123
Right of use asset	-
Total Long Term Assets	**151**
Total Assets	**3,492**
LIABILITIES	
AP and Accrued Expenses	47
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	724
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	48
Other Current Liabilities	362
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,181**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**4**
Total Liabilities	**1,186**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	219
Accumulated Other Comprehensive Income/	44
Total Retained Earnings	2,044
Total NASDAQ OMX Stockholders' Equity	**2,306**
Total Noncontrolling Interest	-
Total Equity	**2,306**
Total Liabilities Minority Interest and Stockholders Equity	**3,492**

Nasdaq, Inc.
Unconsolidated Statement of Income -Calypso Technology Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	986
Total Revenues	**986**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**986**
Operating Expenses:	
Compensation and Benefits	**851**
Marketing and Advertising	**1**
Depr and Amortization	**5**
Professional and Contract Services	(0)
Computer Ops and Data Communication	1
Occupancy	-
Regulatory	-
General Administrative and Other	66
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	923
Operating Income	63
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	63
Income Tax provisions	29
Net Income before Minority Interest	34
Net (gain) loss attributable to noncontrolling interests	-
Net Income	34

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso UK MidCo. Ltd.
(in thousands, unaudited)

Notes: Closed based on Adenza report - currently in a voluntary liquidation.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso UK TopCo Ltd.
(in thousands, unaudited)

Notes: Closed based on Adenza report - currently in a voluntary liquidation.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Capri Bidco Ltd.
(in thousands, unaudited)

Notes: Closed based on Adenza report - currently in a voluntary liquidation.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Capri Holdco Ltd.
(in thousands, unaudited)

Notes: Closed based on Adenza report - currently in a voluntary liquidation.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	5,784
Investments	-
Total Receivables - Net	40,812
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	28,311
Margin Deposits & Default Fund	-
Total Current Assets	**74,906**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	70,995
Other Intangibles	37,491
Non Current Deferred Taxes	9
Other Long Term Assets	43,439
Right of use asset	-
Total Long Term Assets	**151,935**
Total Assets	**226,841**
LIABILITIES	
AP and Accrued Expenses	29,041
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	15
Deferred Revenue	9,407
Lease liability - current	-
Other Accrued Liabilities	(1,125)
Other Current Liabilities	(5,646)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**31,692**
Total Long Term Debt	-
Non Current Deferred Tax Liability	7,987
Non-current deferred revenue	4,496
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**12,483**
Total Liabilities	**44,175**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	214,609
Accumulated Other Comprehensive Income/	(17,123)
Total Retained Earnings	(14,819)
Total NASDAQ OMX Stockholders' Equity	**182,666**
Total Noncontrolling Interest	-
Total Equity	**182,666**
Total Liabilities Minority Interest and Stockholders Equity	**226,841**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	51,783
Market Services	-
Other	0
Total Revenues	**51,783**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**51,783**
Operating Expenses:	
Compensation and Benefits	**108**
Marketing and Advertising	**-**
Depr and Amortization	**4,856**
Professional and Contract Services	19,993
Computer Ops and Data Communication	16,618
Occupancy	16
Regulatory	-
General Administrative and Other	570
Merger Related Expenses Total	-
Restructuring Charges	4
Total Operating Expenses	42,165
Operating Income	9,619
Total Interest Income	620
Total Interest Expense	(2)
Dividend and Investment Income	**(28,731)**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(18,494)
Income Tax provisions	(478)
Net Income before Minority Interest	(18,016)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(18,016)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Holdings Limited
(in thousands, unaudited)

Notes: No data in 2023

Nasdaq, Inc.
Unconsolidated Balance Sheet -Egypt Information for Dissemination Company
(in thousands, unaudited)

Notes: liquidated 3/2023

Nasdaq, Inc.
Unconsolidated Balance Sheet -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	115,024
Right of use asset	-
Total Long Term Assets	**115,024**
Total Assets	**115,024**
LIABILITIES	
AP and Accrued Expenses	1
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	41,660
Accumulated Other Comprehensive Income/	23
Total Retained Earnings	73,341
Total NASDAQ OMX Stockholders' Equity	**115,024**
Total Noncontrolling Interest	-
Total Equity	**115,024**
Total Liabilities Minority Interest and Stockholders Equity	**115,024**

Nasdaq, Inc.
Unconsolidated Statement of Income -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	0
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	0
Operating Income	(0)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(0)
Income Tax provisions	-
Net Income before Minority Interest	(0)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(0)

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Australia Pty Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	468
Investments	-
Total Receivables - Net	642
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,426
Margin Deposits & Default Fund	-
Total Current Assets	**2,535**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,410
Other Intangibles	2,768
Non Current Deferred Taxes	214
Other Long Term Assets	1
Right of use asset	-
Total Long Term Assets	**4,392**
Total Assets	**6,927**
LIABILITIES	
AP and Accrued Expenses	43
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	130
Deferred Revenue	1,579
Lease liability - current	-
Other Accrued Liabilities	83
Other Current Liabilities	70
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,905**
Total Long Term Debt	-
Non Current Deferred Tax Liability	830
Non-current deferred revenue	55
Lease liability - non current	-
All Other Long Term Liabilities	57
Long Term Liabilities	**943**
Total Liabilities	**2,848**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,340
Accumulated Other Comprehensive Income/	(564)
Total Retained Earnings	(1,697)
Total NASDAQ OMX Stockholders' Equity	**4,080**
Total Noncontrolling Interest	-
Total Equity	**4,080**
Total Liabilities Minority Interest and Stockholders Equity	**6,927**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Australia Pty Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	2,104
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**2,104**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**2,104**
Operating Expenses:	
Compensation and Benefits	**700**
Marketing and Advertising	**22**
Depr and Amortization	**306**
Professional and Contract Services	1,119
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	39
Merger Related Expenses Total	-
Restructuring Charges	10
Total Operating Expenses	2,195
Operating Income	(91)
Total Interest Income	42
Total Interest Expense	0
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(49)
Income Tax provisions	78
Net Income before Minority Interest	(127)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(127)

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	235
Margin Deposits & Default Fund	-
Total Current Assets	**235**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,399
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	10,078
Right of use asset	-
Total Long Term Assets	**11,477**
Total Assets	**11,711**
LIABILITIES	
AP and Accrued Expenses	87
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	71
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	15
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**172**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	10,009
Long Term Liabilities	**10,009**
Total Liabilities	**10,181**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(1)
Total Retained Earnings	1,531
Total NASDAQ OMX Stockholders' Equity	**1,530**
Total Noncontrolling Interest	-
Total Equity	**1,530**
Total Liabilities Minority Interest and Stockholders Equity	**11,711**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,155
Total Revenues	**1,155**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,155**
Operating Expenses:	
Compensation and Benefits	**864**
Marketing and Advertising	**18**
Depr and Amortization	**-**
Professional and Contract Services	99
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	95
Merger Related Expenses Total	-
Restructuring Charges	7
Total Operating Expenses	1,082
Operating Income	73
Total Interest Income	0
Total Interest Expense	(5)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	68
Income Tax provisions	271
Net Income before Minority Interest	(203)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(203)

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	6,471
Investments	-
Total Receivables - Net	2,619
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,792
Margin Deposits & Default Fund	-
Total Current Assets	**10,882**
Long Term Assets:	
Total Property and Equipment - Net	9
Goodwill	7,696
Other Intangibles	26,165
Non Current Deferred Taxes	-
Other Long Term Assets	5,376
Right of use asset	(0)
Total Long Term Assets	**39,246**
Total Assets	**50,128**
LIABILITIES	
AP and Accrued Expenses	2,907
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	777
Deferred Revenue	11,960
Lease liability - current	0
Other Accrued Liabilities	320
Other Current Liabilities	481
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**16,445**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6,541
Non-current deferred revenue	104
Lease liability - non current	0
All Other Long Term Liabilities	2,144
Long Term Liabilities	**8,789**
Total Liabilities	**25,234**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43,926
Accumulated Other Comprehensive Income/	(1,762)
Total Retained Earnings	(17,270)
Total NASDAQ OMX Stockholders' Equity	**24,893**
Total Noncontrolling Interest	-
Total Equity	**24,893**
Total Liabilities Minority Interest and Stockholders Equity	**50,128**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	18,034
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**18,034**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**18,034**
Operating Expenses:	
Compensation and Benefits	**6,589**
Marketing and Advertising	**264**
Depr and Amortization	**2,897**
Professional and Contract Services	7,767
Computer Ops and Data Communication	40
Occupancy	954
Regulatory	-
General Administrative and Other	466
Merger Related Expenses Total	-
Restructuring Charges	728
Total Operating Expenses	19,705
Operating Income	(1,671)
Total Interest Income	178
Total Interest Expense	(11)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1,504)
Income Tax provisions	1,682
Net Income before Minority Interest	(3,186)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(3,186)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	181
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(70)
Margin Deposits & Default Fund	-
Total Current Assets	**111**
Long Term Assets:	
Total Property and Equipment - Net	59
Goodwill	1,755
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,814**
Total Assets	**1,925**
LIABILITIES	
AP and Accrued Expenses	53
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	108
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	(8)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**153**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**153**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,743
Accumulated Other Comprehensive Income/	(278)
Total Retained Earnings	(692)
Total NASDAQ OMX Stockholders' Equity	**1,773**
Total Noncontrolling Interest	-
Total Equity	**1,773**
Total Liabilities Minority Interest and Stockholders Equity	**1,925**

Nasdaq, Inc.
Unconsolidated Statement of Income -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,011
Total Revenues	**1,011**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,011**
Operating Expenses:	
Compensation and Benefits	**703**
Marketing and Advertising	-
Depr and Amortization	**80**
Professional and Contract Services	58
Computer Ops and Data Communication	-
Occupancy	63
Regulatory	-
General Administrative and Other	48
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	953
Operating Income	58
Total Interest Income	-
Total Interest Expense	(18)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	39
Income Tax provisions	-
Net Income before Minority Interest	39
Net (gain) loss attributable to noncontrolling interests	-
Net Income	39

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kuberno Limited
(in thousands, unaudited)

Notes: 27.23% directly or indirectly owned by Nasdaq, Inc.-not in OneStream Financials - Equity Investments

Nasdaq, Inc.
Unconsolidated Balance Sheet -Metrio Software Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	792
Investments	-
Total Receivables - Net	18,128
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(544)
Margin Deposits & Default Fund	-
Total Current Assets	**18,377**
Long Term Assets:	
Total Property and Equipment - Net	500
Goodwill	1,780
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	24
Right of use asset	877
Total Long Term Assets	**3,182**
Total Assets	**21,558**
LIABILITIES	
AP and Accrued Expenses	17,703
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,188
Deferred Revenue	749
Lease liability - current	140
Other Accrued Liabilities	-
Other Current Liabilities	56
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**19,837**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	850
All Other Long Term Liabilities	-
Long Term Liabilities	**850**
Total Liabilities	**20,686**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	22,039
Accumulated Other Comprehensive Income/	(3,064)
Total Retained Earnings	(18,103)
Total NASDAQ OMX Stockholders' Equity	**872**
Total Noncontrolling Interest	-
Total Equity	**872**
Total Liabilities Minority Interest and Stockholders Equity	**21,558**

Nasdaq, Inc.
Unconsolidated Statement of Income -Metrio Software Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	2,660
Financial Technology	-
Market Services	-
Other	6,819
Total Revenues	**9,479**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**9,479**
Operating Expenses:	
Compensation and Benefits	**6,139**
Marketing and Advertising	**3**
Depr and Amortization	**86**
Professional and Contract Services	1,866
Computer Ops and Data Communication	465
Occupancy	202
Regulatory	-
General Administrative and Other	(252)
Merger Related Expenses Total	323
Restructuring Charges	425
Total Operating Expenses	9,258
Operating Income	221
Total Interest Income	-
Total Interest Expense	(18)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	203
Income Tax provisions	(4,695)
Net Income before Minority Interest	4,898
Net (gain) loss attributable to noncontrolling interests	-
Net Income	4,898

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	(4)
Investments	-
Total Receivables - Net	612
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(580,366)
Margin Deposits & Default Fund	-
Total Current Assets	**(579,758)**
Long Term Assets:	
Total Property and Equipment - Net	1,659
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5,958
Other Long Term Assets	(3,306,000)
Right of use asset	9,442
Total Long Term Assets	**(3,288,941)**
Total Assets	**(3,868,699)**
LIABILITIES	
AP and Accrued Expenses	1,149
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,375
Deferred Revenue	-
Lease liability - current	5,465
Other Accrued Liabilities	365,365
Other Current Liabilities	(82)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**373,272**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	5,738
All Other Long Term Liabilities	1,759
Long Term Liabilities	**7,497**
Total Liabilities	**380,769**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,189,888)
Accumulated Other Comprehensive Income/	508,494
Total Retained Earnings	(568,073)
Total NASDAQ OMX Stockholders' Equity	**(4,249,467)**
Total Noncontrolling Interest	-
Total Equity	**(4,249,467)**
Total Liabilities Minority Interest and Stockholders Equity	**(3,868,699)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	5,775
Total Revenues	**5,775**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**5,775**
Operating Expenses:	
Compensation and Benefits	**3,822**
Marketing and Advertising	**7**
Depr and Amortization	**700**
Professional and Contract Services	619
Computer Ops and Data Communication	157
Occupancy	(550)
Regulatory	-
General Administrative and Other	2,302
Merger Related Expenses Total	-
Restructuring Charges	(17)
Total Operating Expenses	7,040
Operating Income	(1,266)
Total Interest Income	0
Total Interest Expense	(38,615)
Dividend and Investment Income	**365**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(39,516)
Income Tax provisions	(3,646)
Net Income before Minority Interest	(35,870)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(35,870)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	473
Investments	-
Total Receivables - Net	2,222
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	792
Margin Deposits & Default Fund	-
Total Current Assets	**3,487**
Long Term Assets:	
Total Property and Equipment - Net	32
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	443
Total Long Term Assets	**475**
Total Assets	**3,962**
LIABILITIES	
AP and Accrued Expenses	51
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,003
Deferred Revenue	(0)
Lease liability - current	278
Other Accrued Liabilities	86
Other Current Liabilities	311
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,729**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	184
All Other Long Term Liabilities	-
Long Term Liabilities	**184**
Total Liabilities	**1,913**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,012
Accumulated Other Comprehensive Income/	90
Total Retained Earnings	947
Total NASDAQ OMX Stockholders' Equity	**2,049**
Total Noncontrolling Interest	-
Total Equity	**2,049**
Total Liabilities Minority Interest and Stockholders Equity	**3,962**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	7,735
Market Services	-
Other	2,400
Total Revenues	**10,135**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**10,135**
Operating Expenses:	
Compensation and Benefits	**3,851**
Marketing and Advertising	**74**
Depr and Amortization	**30**
Professional and Contract Services	4,842
Computer Ops and Data Communication	94
Occupancy	284
Regulatory	-
General Administrative and Other	406
Merger Related Expenses Total	-
Restructuring Charges	95
Total Operating Expenses	9,675
Operating Income	460
Total Interest Income	32
Total Interest Expense	(3)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	489
Income Tax provisions	123
Net Income before Minority Interest	365
Net (gain) loss attributable to noncontrolling interests	-
Net Income	365

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	16
Margin Deposits & Default Fund	-
Total Current Assets	**16**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	40,971
Other Intangibles	2,910
Non Current Deferred Taxes	-
Other Long Term Assets	11,092
Right of use asset	-
Total Long Term Assets	**54,973**
Total Assets	**54,989**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	873
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**873**
Total Liabilities	**873**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	77,746
Accumulated Other Comprehensive Income/	(8,022)
Total Retained Earnings	(15,608)
Total NASDAQ OMX Stockholders' Equity	**54,116**
Total Noncontrolling Interest	-
Total Equity	**54,116**
Total Liabilities Minority Interest and Stockholders Equity	**54,989**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**710**
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(0)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	710
Operating Income	(710)
Total Interest Income	1
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(709)
Income Tax provisions	(186)
Net Income before Minority Interest	(523)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(523)

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	4,378
Investments	-
Total Receivables - Net	3,400
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	210
Margin Deposits & Default Fund	-
Total Current Assets	**7,988**
Long Term Assets:	
Total Property and Equipment - Net	1,440
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	27
Right of use asset	1,702
Total Long Term Assets	**3,169**
Total Assets	**11,157**
LIABILITIES	
AP and Accrued Expenses	853
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,144
Deferred Revenue	-
Lease liability - current	941
Other Accrued Liabilities	311
Other Current Liabilities	(357)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,892**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	871
All Other Long Term Liabilities	0
Long Term Liabilities	**871**
Total Liabilities	**6,763**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,817
Accumulated Other Comprehensive Income/	(0)
Total Retained Earnings	578
Total NASDAQ OMX Stockholders' Equity	**4,395**
Total Noncontrolling Interest	-
Total Equity	**4,395**
Total Liabilities Minority Interest and Stockholders Equity	**11,157**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	28,238
Total Revenues	**28,238**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**28,238**
Operating Expenses:	
Compensation and Benefits	**19,969**
Marketing and Advertising	**5**
Depr and Amortization	**483**
Professional and Contract Services	3,282
Computer Ops and Data Communication	186
Occupancy	1,058
Regulatory	-
General Administrative and Other	1,037
Merger Related Expenses Total	(30)
Restructuring Charges	397
Total Operating Expenses	26,386
Operating Income	1,852
Total Interest Income	110
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,961
Income Tax provisions	611
Net Income before Minority Interest	1,351
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,351

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	28,273
Investments	127,244
Total Receivables - Net	735
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	48,269
Margin Deposits & Default Fund	7,275,470
Total Current Assets	**7,479,991**
Long Term Assets:	
Total Property and Equipment - Net	204
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	658,637
Right of use asset	-
Total Long Term Assets	**658,844**
Total Assets	**8,138,835**
LIABILITIES	
AP and Accrued Expenses	23,878
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,240
Deferred Revenue	0
Lease liability - current	-
Other Accrued Liabilities	(2,926)
Other Current Liabilities	50
Margin Deposits & Default Fund	7,275,470
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**7,298,712**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**7,298,712**
EQUITY	
Common Stock Total	28,075
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,112,909
Accumulated Other Comprehensive Income/	148,969
Total Retained Earnings	(449,828)
Total NASDAQ OMX Stockholders' Equity	**840,123**
Total Noncontrolling Interest	-
Total Equity	**840,123**
Total Liabilities Minority Interest and Stockholders Equity	**8,138,835**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	385
Financial Technology	4,261
Market Services	52,644
Other	1,283
Total Revenues	**58,573**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**58,573**
Operating Expenses:	
Compensation and Benefits	**8,143**
Marketing and Advertising	**20**
Depr and Amortization	**-**
Professional and Contract Services	2,629
Computer Ops and Data Communication	18,192
Occupancy	614
Regulatory	2,222
General Administrative and Other	3,455
Merger Related Expenses Total	-
Restructuring Charges	937
Total Operating Expenses	36,213
Operating Income	22,360
Total Interest Income	4,953
Total Interest Expense	(675)
Dividend and Investment Income	**1,211**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	27,849
Income Tax provisions	3,073
Net Income before Minority Interest	24,775
Net (gain) loss attributable to noncontrolling interests	-
Net Income	24,775

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing Oslo NUF
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	942
Investments	-
Total Receivables - Net	405
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	52,628
Margin Deposits & Default Fund	-
Total Current Assets	**53,974**
Long Term Assets:	
Total Property and Equipment - Net	28
Goodwill	114,997
Other Intangibles	17,970
Non Current Deferred Taxes	25
Other Long Term Assets	317
Right of use asset	(0)
Total Long Term Assets	**133,337**
Total Assets	**187,312**
LIABILITIES	
AP and Accrued Expenses	325
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	177
Deferred Revenue	0
Lease liability - current	-
Other Accrued Liabilities	1,792
Other Current Liabilities	13
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,307**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,493
Non-current deferred revenue	-
Lease liability - non current	(0)
All Other Long Term Liabilities	-
Long Term Liabilities	**4,493**
Total Liabilities	**6,800**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	657,950
Accumulated Other Comprehensive Income/	(545,105)
Total Retained Earnings	67,668
Total NASDAQ OMX Stockholders' Equity	**180,512**
Total Noncontrolling Interest	-
Total Equity	**180,512**
Total Liabilities Minority Interest and Stockholders Equity	**187,312**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing Oslo NUF
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	1
Other	12,042
Total Revenues	**12,043**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**12,043**
Operating Expenses:	
Compensation and Benefits	**641**
Marketing and Advertising	**5**
Depr and Amortization	**1,033**
Professional and Contract Services	2,439
Computer Ops and Data Communication	3,575
Occupancy	61
Regulatory	-
General Administrative and Other	240
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	7,994
Operating Income	4,049
Total Interest Income	1,821
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	5,870
Income Tax provisions	1,416
Net Income before Minority Interest	4,454
Net (gain) loss attributable to noncontrolling interests	-
Net Income	4,454

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,782
Investments	-
Total Receivables - Net	4,066
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	5,300
Other Current Assets	38,481
Margin Deposits & Default Fund	-
Total Current Assets	**49,630**
Long Term Assets:	
Total Property and Equipment - Net	132
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	949
Other Long Term Assets	143
Right of use asset	441
Total Long Term Assets	**1,665**
Total Assets	**51,295**
LIABILITIES	
AP and Accrued Expenses	1,095
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,599
Deferred Revenue	1,434
Lease liability - current	419
Other Accrued Liabilities	243
Other Current Liabilities	78
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,867**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,637
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**2,637**
Total Liabilities	**8,504**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,129
Accumulated Other Comprehensive Income/	(7,248)
Total Retained Earnings	(2,090)
Total NASDAQ OMX Stockholders' Equity	**42,791**
Total Noncontrolling Interest	-
Total Equity	**42,791**
Total Liabilities Minority Interest and Stockholders Equity	**51,295**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	29,874
Financial Technology	1,024
Market Services	19,975
Other	2,042
Total Revenues	**52,914**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**52,914**
Operating Expenses:	
Compensation and Benefits	**8,235**
Marketing and Advertising	**99**
Depr and Amortization	**60**
Professional and Contract Services	2,541
Computer Ops and Data Communication	4,416
Occupancy	700
Regulatory	1,026
General Administrative and Other	1,216
Merger Related Expenses Total	113
Restructuring Charges	595
Total Operating Expenses	19,001
Operating Income	33,913
Total Interest Income	1,541
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	35,454
Income Tax provisions	7,384
Net Income before Minority Interest	28,070
Net (gain) loss attributable to noncontrolling interests	-
Net Income	28,070

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	10,602
Investments	-
Total Receivables - Net	3,814
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	589
Margin Deposits & Default Fund	-
Total Current Assets	**15,005**
Long Term Assets:	
Total Property and Equipment - Net	843
Goodwill	653
Other Intangibles	0
Non Current Deferred Taxes	1,480
Other Long Term Assets	982
Right of use asset	2,117
Total Long Term Assets	**6,076**
Total Assets	**21,082**
LIABILITIES	
AP and Accrued Expenses	2,258
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	6,576
Deferred Revenue	-
Lease liability - current	1,301
Other Accrued Liabilities	561
Other Current Liabilities	(2,774)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**7,923**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	885
All Other Long Term Liabilities	190
Long Term Liabilities	**1,075**
Total Liabilities	**8,998**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	11,621
Accumulated Other Comprehensive Income/	(5,506)
Total Retained Earnings	5,969
Total NASDAQ OMX Stockholders' Equity	**12,084**
Total Noncontrolling Interest	-
Total Equity	**12,084**
Total Liabilities Minority Interest and Stockholders Equity	**21,082**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	38,856
Total Revenues	**38,856**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**38,856**
Operating Expenses:	
Compensation and Benefits	**16,920**
Marketing and Advertising	**27**
Depr and Amortization	**423**
Professional and Contract Services	7,400
Computer Ops and Data Communication	2,849
Occupancy	1,507
Regulatory	-
General Administrative and Other	1,149
Merger Related Expenses Total	154
Restructuring Charges	741
Total Operating Expenses	31,170
Operating Income	7,687
Total Interest Income	15
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	7,702
Income Tax provisions	3,471
Net Income before Minority Interest	4,231
Net (gain) loss attributable to noncontrolling interests	-
Net Income	4,231

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	9,226
Investments	-
Total Receivables - Net	7,702
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	35,062
Margin Deposits & Default Fund	-
Total Current Assets	**51,990**
Long Term Assets:	
Total Property and Equipment - Net	5,094
Goodwill	64,725
Other Intangibles	161
Non Current Deferred Taxes	41
Other Long Term Assets	557
Right of use asset	8,373
Total Long Term Assets	**78,951**
Total Assets	**130,941**
LIABILITIES	
AP and Accrued Expenses	3,520
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,322
Deferred Revenue	7,914
Lease liability - current	1,929
Other Accrued Liabilities	3,098
Other Current Liabilities	258
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**18,040**
Total Long Term Debt	-
Non Current Deferred Tax Liability	8,354
Non-current deferred revenue	-
Lease liability - non current	11,565
All Other Long Term Liabilities	50
Long Term Liabilities	**19,969**
Total Liabilities	**38,009**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	136,691
Accumulated Other Comprehensive Income/	(21,438)
Total Retained Earnings	(22,321)
Total NASDAQ OMX Stockholders' Equity	**92,932**
Total Noncontrolling Interest	-
Total Equity	**92,932**
Total Liabilities Minority Interest and Stockholders Equity	**130,941**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	45,172
Financial Technology	-
Market Services	-
Other	5,776
Total Revenues	**50,948**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**50,948**
Operating Expenses:	
Compensation and Benefits	**7,676**
Marketing and Advertising	**170**
Depr and Amortization	**2,283**
Professional and Contract Services	21,878
Computer Ops and Data Communication	1,963
Occupancy	130
Regulatory	-
General Administrative and Other	2,784
Merger Related Expenses Total	-
Restructuring Charges	218
Total Operating Expenses	37,101
Operating Income	13,846
Total Interest Income	1,216
Total Interest Expense	(0)
Dividend and Investment Income	**(0)**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	15,062
Income Tax provisions	3,116
Net Income before Minority Interest	11,946
Net (gain) loss attributable to noncontrolling interests	-
Net Income	11,946

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,651
Investments	17,423
Total Receivables - Net	269
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	227
Margin Deposits & Default Fund	-
Total Current Assets	**19,570**
Long Term Assets:	
Total Property and Equipment - Net	714
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	7,311
Right of use asset	87
Total Long Term Assets	**8,115**
Total Assets	**27,686**
LIABILITIES	
AP and Accrued Expenses	8,534
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	166
Deferred Revenue	5
Lease liability - current	49
Other Accrued Liabilities	0
Other Current Liabilities	36
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**8,790**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	38
All Other Long Term Liabilities	-
Long Term Liabilities	**38**
Total Liabilities	**8,828**
EQUITY	
Common Stock Total	6,294
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	3,756
Total Retained Earnings	8,808
Total NASDAQ OMX Stockholders' Equity	**18,858**
Total Noncontrolling Interest	-
Total Equity	**18,858**
Total Liabilities Minority Interest and Stockholders Equity	**27,686**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	3,184
Other	2,292
Total Revenues	**5,476**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**5,476**
Operating Expenses:	
Compensation and Benefits	**818**
Marketing and Advertising	**9**
Depr and Amortization	**9**
Professional and Contract Services	2,509
Computer Ops and Data Communication	776
Occupancy	113
Regulatory	162
General Administrative and Other	471
Merger Related Expenses Total	-
Restructuring Charges	103
Total Operating Expenses	4,970
Operating Income	506
Total Interest Income	494
Total Interest Expense	(0)
Dividend and Investment Income	**141**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,141
Income Tax provisions	17
Net Income before Minority Interest	1,124
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,124

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	9,680
Investments	-
Total Receivables - Net	3,879
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	17
Margin Deposits & Default Fund	-
Total Current Assets	**13,575**
Long Term Assets:	
Total Property and Equipment - Net	563
Goodwill	56,489
Other Intangibles	42,832
Non Current Deferred Taxes	29
Other Long Term Assets	-
Right of use asset	297
Total Long Term Assets	**100,210**
Total Assets	**113,785**
LIABILITIES	
AP and Accrued Expenses	1,385
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	571
Deferred Revenue	-
Lease liability - current	208
Other Accrued Liabilities	28
Other Current Liabilities	279
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,472**
Total Long Term Debt	-
Non Current Deferred Tax Liability	11,350
Non-current deferred revenue	-
Lease liability - non current	89
All Other Long Term Liabilities	2
Long Term Liabilities	**11,442**
Total Liabilities	**13,913**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	115,024
Accumulated Other Comprehensive Income/	6,626
Total Retained Earnings	(21,778)
Total NASDAQ OMX Stockholders' Equity	**99,872**
Total Noncontrolling Interest	-
Total Equity	**99,872**
Total Liabilities Minority Interest and Stockholders Equity	**113,785**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	8,692
Financial Technology	3,521
Market Services	30,141
Other	45
Total Revenues	**42,398**
Transaction-based expenses:	
Transaction Rebates	(20,443)
Brokerage, Clearance and Exchange Fees	**(3)**
Revenues less Cost of Revenues	**21,952**
Operating Expenses:	
Compensation and Benefits	**1,988**
Marketing and Advertising	**88**
Depr and Amortization	**4,833**
Professional and Contract Services	3,398
Computer Ops and Data Communication	786
Occupancy	505
Regulatory	117
General Administrative and Other	498
Merger Related Expenses Total	-
Restructuring Charges	6
Total Operating Expenses	12,219
Operating Income	9,733
Total Interest Income	598
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	10,331
Income Tax provisions	2,764
Net Income before Minority Interest	7,567
Net (gain) loss attributable to noncontrolling interests	-
Net Income	7,567

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	(802)
Investments	-
Total Receivables - Net	7,065
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(9,756)
Margin Deposits & Default Fund	-
Total Current Assets	**(3,493)**
Long Term Assets:	
Total Property and Equipment - Net	16,337
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	363
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**16,700**
Total Assets	**13,207**
LIABILITIES	
AP and Accrued Expenses	400
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,507
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(384)
Other Current Liabilities	(87)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**4,436**
Total Long Term Debt	-
Non Current Deferred Tax Liability	363
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**363**
Total Liabilities	**4,799**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	142
Accumulated Other Comprehensive Income/	(2,331)
Total Retained Earnings	10,597
Total NASDAQ OMX Stockholders' Equity	**8,408**
Total Noncontrolling Interest	-
Total Equity	**8,408**
Total Liabilities Minority Interest and Stockholders Equity	**13,207**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	32,929
Market Services	7
Other	579
Total Revenues	**33,515**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**33,515**
Operating Expenses:	
Compensation and Benefits	**9,165**
Marketing and Advertising	**3**
Depr and Amortization	**3,581**
Professional and Contract Services	1,555
Computer Ops and Data Communication	16,821
Occupancy	1,541
Regulatory	-
General Administrative and Other	1,733
Merger Related Expenses Total	-
Restructuring Charges	1,387
Total Operating Expenses	35,787
Operating Income	(2,272)
Total Interest Income	0
Total Interest Expense	(609)
Dividend and Investment Income	**5,047**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	2,167
Income Tax provisions	25
Net Income before Minority Interest	2,142
Net (gain) loss attributable to noncontrolling interests	-
Net Income	2,142

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ France SAS
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	489
Investments	-
Total Receivables - Net	11
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	715
Margin Deposits & Default Fund	-
Total Current Assets	**1,216**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	24
Right of use asset	-
Total Long Term Assets	**24**
Total Assets	**1,239**
LIABILITIES	
AP and Accrued Expenses	50
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	379
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(2)
Other Current Liabilities	(6)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**421**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	0
All Other Long Term Liabilities	-
Long Term Liabilities	**0**
Total Liabilities	**421**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(357)
Total Retained Earnings	1,176
Total NASDAQ OMX Stockholders' Equity	**819**
Total Noncontrolling Interest	-
Total Equity	**819**
Total Liabilities Minority Interest and Stockholders Equity	**1,239**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ France SAS
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,880
Total Revenues	**1,880**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,880**
Operating Expenses:	
Compensation and Benefits	**1,489**
Marketing and Advertising	**(4)**
Depr and Amortization	**-**
Professional and Contract Services	43
Computer Ops and Data Communication	0
Occupancy	152
Regulatory	-
General Administrative and Other	148
Merger Related Expenses Total	-
Restructuring Charges	6
Total Operating Expenses	1,834
Operating Income	46
Total Interest Income	16
Total Interest Expense	(0)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	62
Income Tax provisions	(10)
Net Income before Minority Interest	72
Net (gain) loss attributable to noncontrolling interests	-
Net Income	72

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	510
Investments	-
Total Receivables - Net	8
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,824
Margin Deposits & Default Fund	-
Total Current Assets	**2,342**
Long Term Assets:	
Total Property and Equipment - Net	18
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	20
Right of use asset	0
Total Long Term Assets	**38**
Total Assets	**2,381**
LIABILITIES	
AP and Accrued Expenses	49
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	323
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(119)
Other Current Liabilities	(4)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**250**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	418
Long Term Liabilities	**418**
Total Liabilities	**668**
EQUITY	
Common Stock Total	(1)
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	316
Accumulated Other Comprehensive Income/	(54)
Total Retained Earnings	1,451
Total NASDAQ OMX Stockholders' Equity	**1,712**
Total Noncontrolling Interest	-
Total Equity	**1,712**
Total Liabilities Minority Interest and Stockholders Equity	**2,381**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,568
Total Revenues	**1,568**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,568**
Operating Expenses:	
Compensation and Benefits	**1,317**
Marketing and Advertising	**0**
Depr and Amortization	**6**
Professional and Contract Services	34
Computer Ops and Data Communication	22
Occupancy	94
Regulatory	-
General Administrative and Other	125
Merger Related Expenses Total	-
Restructuring Charges	1
Total Operating Expenses	1,599
Operating Income	(31)
Total Interest Income	76
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	45
Income Tax provisions	1
Net Income before Minority Interest	44
Net (gain) loss attributable to noncontrolling interests	-
Net Income	44

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	572
Investments	-
Total Receivables - Net	6,515
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	5,270
Other Current Assets	40,517
Margin Deposits & Default Fund	-
Total Current Assets	**52,875**
Long Term Assets:	
Total Property and Equipment - Net	130
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	36
Other Long Term Assets	8,587
Right of use asset	-
Total Long Term Assets	**8,753**
Total Assets	**61,628**
LIABILITIES	
AP and Accrued Expenses	325
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,639
Deferred Revenue	1,237
Lease liability - current	(0)
Other Accrued Liabilities	1,267
Other Current Liabilities	634
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,102**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,525
Lease liability - non current	0
All Other Long Term Liabilities	-
Long Term Liabilities	**2,525**
Total Liabilities	**7,626**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(7,893)
Accumulated Other Comprehensive Income/	(13,193)
Total Retained Earnings	74,959
Total NASDAQ OMX Stockholders' Equity	**53,873**
Total Noncontrolling Interest	129
Total Equity	**54,002**
Total Liabilities Minority Interest and Stockholders Equity	**61,628**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	20,180
Financial Technology	1,167
Market Services	21,644
Other	826
Total Revenues	**43,817**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**43,817**
Operating Expenses:	
Compensation and Benefits	**4,591**
Marketing and Advertising	**53**
Depr and Amortization	**59**
Professional and Contract Services	3,676
Computer Ops and Data Communication	3,220
Occupancy	587
Regulatory	523
General Administrative and Other	817
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	13,525
Operating Income	30,292
Total Interest Income	1,231
Total Interest Expense	(9)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	31,513
Income Tax provisions	6,225
Net Income before Minority Interest	25,289
Net (gain) loss attributable to noncontrolling interests	(20)
Net Income	25,268

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	(12,206)
Investments	-
Total Receivables - Net	2,789,399
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	14,159
Margin Deposits & Default Fund	-
Total Current Assets	**2,791,352**
Long Term Assets:	
Total Property and Equipment - Net	1
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	216
Other Long Term Assets	(4,157,748)
Right of use asset	-
Total Long Term Assets	**(4,157,531)**
Total Assets	**(1,366,179)**
LIABILITIES	
AP and Accrued Expenses	14,054
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	804
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	56,939
Other Current Liabilities	47
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**71,844**
Total Long Term Debt	-
Non Current Deferred Tax Liability	983
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**983**
Total Liabilities	**72,827**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,145,107)
Accumulated Other Comprehensive Income/	3,122,730
Total Retained Earnings	(416,629)
Total NASDAQ OMX Stockholders' Equity	**(1,439,006)**
Total Noncontrolling Interest	-
Total Equity	**(1,439,006)**
Total Liabilities Minority Interest and Stockholders Equity	**(1,366,179)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	3,518
Total Revenues	**3,518**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**3,518**
Operating Expenses:	
Compensation and Benefits	**2,583**
Marketing and Advertising	**16**
Depr and Amortization	-
Professional and Contract Services	255
Computer Ops and Data Communication	98
Occupancy	322
Regulatory	-
General Administrative and Other	155
Merger Related Expenses Total	-
Restructuring Charges	3
Total Operating Expenses	3,432
Operating Income	87
Total Interest Income	463
Total Interest Expense	(2,702)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(2,153)
Income Tax provisions	(113)
Net Income before Minority Interest	(2,039)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(2,039)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	175
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	43,394
Margin Deposits & Default Fund	-
Total Current Assets	**43,568**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	52,129
Right of use asset	-
Total Long Term Assets	**52,129**
Total Assets	**95,697**
LIABILITIES	
AP and Accrued Expenses	14
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	134,046
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**134,061**
Total Long Term Debt	-
Non Current Deferred Tax Liability	0
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**0**
Total Liabilities	**134,061**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(66,045)
Accumulated Other Comprehensive Income/	32,086
Total Retained Earnings	(4,404)
Total NASDAQ OMX Stockholders' Equity	**(38,364)**
Total Noncontrolling Interest	-
Total Equity	**(38,364)**
Total Liabilities Minority Interest and Stockholders Equity	**95,697**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	14
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	14
Operating Income	(14)
Total Interest Income	1,628
Total Interest Expense	(1,820)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(206)
Income Tax provisions	(44)
Net Income before Minority Interest	(162)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(162)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Luxembourg Sarl
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	294
Investments	-
Total Receivables - Net	194
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	224,015
Margin Deposits & Default Fund	-
Total Current Assets	**224,503**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	4,023,741
Right of use asset	-
Total Long Term Assets	**4,023,741**
Total Assets	**4,248,244**
LIABILITIES	
AP and Accrued Expenses	1,982
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,982**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3,783,540
Long Term Liabilities	**3,783,540**
Total Liabilities	**3,785,522**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(223,402)
Accumulated Other Comprehensive Income/	578,561
Total Retained Earnings	107,563
Total NASDAQ OMX Stockholders' Equity	**462,722**
Total Noncontrolling Interest	-
Total Equity	**462,722**
Total Liabilities Minority Interest and Stockholders Equity	**4,248,244**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Luxembourg Sarl
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	44
Computer Ops and Data Communication	-
Occupancy	11
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	57
Operating Income	(57)
Total Interest Income	10,081
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	10,023
Income Tax provisions	-
Net Income before Minority Interest	10,023
Net (gain) loss attributable to noncontrolling interests	-
Net Income	10,023

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,318
Investments	6,090
Total Receivables - Net	498
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	113
Margin Deposits & Default Fund	-
Total Current Assets	**8,020**
Long Term Assets:	
Total Property and Equipment - Net	35
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	360
Other Long Term Assets	-
Right of use asset	0
Total Long Term Assets	**394**
Total Assets	**8,414**
LIABILITIES	
AP and Accrued Expenses	20
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	851
Deferred Revenue	639
Lease liability - current	0
Other Accrued Liabilities	591
Other Current Liabilities	63
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,164**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	1,410
Lease liability - non current	(0)
All Other Long Term Liabilities	-
Long Term Liabilities	**1,410**
Total Liabilities	**3,574**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	10,890
Accumulated Other Comprehensive Income/	(6,309)
Total Retained Earnings	260
Total NASDAQ OMX Stockholders' Equity	**4,840**
Total Noncontrolling Interest	-
Total Equity	**4,840**
Total Liabilities Minority Interest and Stockholders Equity	**8,414**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	3,184
Financial Technology	352
Market Services	1,998
Other	734
Total Revenues	**6,267**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**6,267**
Operating Expenses:	
Compensation and Benefits	**2,593**
Marketing and Advertising	**23**
Depr and Amortization	**24**
Professional and Contract Services	280
Computer Ops and Data Communication	371
Occupancy	236
Regulatory	45
General Administrative and Other	305
Merger Related Expenses Total	-
Restructuring Charges	21
Total Operating Expenses	3,897
Operating Income	2,370
Total Interest Income	508
Total Interest Expense	-
Dividend and Investment Income	**5**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	2,883
Income Tax provisions	588
Net Income before Minority Interest	2,295
Net (gain) loss attributable to noncontrolling interests	-
Net Income	2,295

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,178
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	12,901
Margin Deposits & Default Fund	-
Total Current Assets	**14,079**
Long Term Assets:	
Total Property and Equipment - Net	73
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**73**
Total Assets	**14,153**
LIABILITIES	
AP and Accrued Expenses	844
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,085
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	11
Other Current Liabilities	(78)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**4,863**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,863**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	(1,982)
Total Retained Earnings	11,271
Total NASDAQ OMX Stockholders' Equity	**9,290**
Total Noncontrolling Interest	-
Total Equity	**9,290**
Total Liabilities Minority Interest and Stockholders Equity	**14,153**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	25,122
Total Revenues	**25,122**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**25,122**
Operating Expenses:	
Compensation and Benefits	**18,317**
Marketing and Advertising	**625**
Depr and Amortization	**10**
Professional and Contract Services	1,039
Computer Ops and Data Communication	209
Occupancy	1,403
Regulatory	-
General Administrative and Other	1,676
Merger Related Expenses Total	38
Restructuring Charges	217
Total Operating Expenses	23,534
Operating Income	1,588
Total Interest Income	348
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,936
Income Tax provisions	(2)
Net Income before Minority Interest	1,938
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,938

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Korea Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	737
Investments	-
Total Receivables - Net	78
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(310)
Margin Deposits & Default Fund	-
Total Current Assets	**505**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1**
Total Assets	**506**
LIABILITIES	
AP and Accrued Expenses	6
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	192
Deferred Revenue	195
Lease liability - current	-
Other Accrued Liabilities	13
Other Current Liabilities	28
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**433**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**433**
EQUITY	
Common Stock Total	93
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3
Accumulated Other Comprehensive Income/	(89)
Total Retained Earnings	66
Total NASDAQ OMX Stockholders' Equity	**73**
Total Noncontrolling Interest	-
Total Equity	**73**
Total Liabilities Minority Interest and Stockholders Equity	**506**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Korea Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	1,238
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**1,238**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,238**
Operating Expenses:	
Compensation and Benefits	**879**
Marketing and Advertising	**1**
Depr and Amortization	**-**
Professional and Contract Services	38
Computer Ops and Data Communication	0
Occupancy	85
Regulatory	-
General Administrative and Other	35
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,039
Operating Income	199
Total Interest Income	0
Total Interest Expense	(14)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	185
Income Tax provisions	33
Net Income before Minority Interest	151
Net (gain) loss attributable to noncontrolling interests	-
Net Income	151

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	817
Investments	-
Total Receivables - Net	62
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	5,916
Margin Deposits & Default Fund	-
Total Current Assets	**6,794**
Long Term Assets:	
Total Property and Equipment - Net	74
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	8
Other Long Term Assets	36
Right of use asset	1,427
Total Long Term Assets	**1,546**
Total Assets	**8,340**
LIABILITIES	
AP and Accrued Expenses	273
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,894
Deferred Revenue	-
Lease liability - current	1,032
Other Accrued Liabilities	(28)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**4,170**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	444
All Other Long Term Liabilities	-
Long Term Liabilities	**444**
Total Liabilities	**4,614**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,436
Accumulated Other Comprehensive Income/	(580)
Total Retained Earnings	2,869
Total NASDAQ OMX Stockholders' Equity	**3,725**
Total Noncontrolling Interest	-
Total Equity	**3,725**
Total Liabilities Minority Interest and Stockholders Equity	**8,340**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	0
Financial Technology	-
Market Services	-
Other	16,181
Total Revenues	**16,181**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**16,181**
Operating Expenses:	
Compensation and Benefits	**11,297**
Marketing and Advertising	**955**
Depr and Amortization	**19**
Professional and Contract Services	936
Computer Ops and Data Communication	215
Occupancy	1,288
Regulatory	-
General Administrative and Other	1,120
Merger Related Expenses Total	(8)
Restructuring Charges	31
Total Operating Expenses	15,851
Operating Income	330
Total Interest Income	346
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	676
Income Tax provisions	57
Net Income before Minority Interest	619
Net (gain) loss attributable to noncontrolling interests	-
Net Income	619

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	2,580
Investments	55
Total Receivables - Net	11,029
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(4,099)
Margin Deposits & Default Fund	-
Total Current Assets	**9,564**
Long Term Assets:	
Total Property and Equipment - Net	27
Goodwill	1,382
Other Intangibles	-
Non Current Deferred Taxes	364
Other Long Term Assets	839,526
Right of use asset	-
Total Long Term Assets	**841,300**
Total Assets	**850,863**
LIABILITIES	
AP and Accrued Expenses	7,790
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	260
Deferred Revenue	2,253
Lease liability - current	-
Other Accrued Liabilities	427
Other Current Liabilities	(302)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**10,427**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	(0)
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(0)**
Total Liabilities	**10,427**
EQUITY	
Common Stock Total	42,121
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,104,359
Accumulated Other Comprehensive Income/	40,908
Total Retained Earnings	(347,142)
Total NASDAQ OMX Stockholders' Equity	**840,246**
Total Noncontrolling Interest	190
Total Equity	**840,436**
Total Liabilities Minority Interest and Stockholders Equity	**850,863**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	5,520
Financial Technology	126
Market Services	-
Other	871
Total Revenues	**6,517**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**6,517**
Operating Expenses:	
Compensation and Benefits	**954**
Marketing and Advertising	**5**
Depr and Amortization	**6**
Professional and Contract Services	236
Computer Ops and Data Communication	290
Occupancy	46
Regulatory	19
General Administrative and Other	533
Merger Related Expenses Total	-
Restructuring Charges	0
Total Operating Expenses	2,089
Operating Income	4,428
Total Interest Income	3,331
Total Interest Expense	(15)
Dividend and Investment Income	**1**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	7,745
Income Tax provisions	1,516
Net Income before Minority Interest	6,229
Net (gain) loss attributable to noncontrolling interests	(48)
Net Income	6,181

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,025
Investments	-
Total Receivables - Net	0
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	13,090
Margin Deposits & Default Fund	-
Total Current Assets	**14,115**
Long Term Assets:	
Total Property and Equipment - Net	32
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**32**
Total Assets	**14,147**
LIABILITIES	
AP and Accrued Expenses	982
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,165
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	229
Other Current Liabilities	(19)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,357**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	10
Long Term Liabilities	**10**
Total Liabilities	**2,367**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	38,963
Accumulated Other Comprehensive Income/	(1,726)
Total Retained Earnings	(25,457)
Total NASDAQ OMX Stockholders' Equity	**11,780**
Total Noncontrolling Interest	-
Total Equity	**11,780**
Total Liabilities Minority Interest and Stockholders Equity	**14,147**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	8,056
Total Revenues	**8,056**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**8,056**
Operating Expenses:	
Compensation and Benefits	**6,928**
Marketing and Advertising	**209**
Depr and Amortization	-
Professional and Contract Services	169
Computer Ops and Data Communication	95
Occupancy	549
Regulatory	-
General Administrative and Other	644
Merger Related Expenses Total	417
Restructuring Charges	30
Total Operating Expenses	9,040
Operating Income	(985)
Total Interest Income	548
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(437)
Income Tax provisions	224
Net Income before Minority Interest	(661)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(661)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	9,733
Investments	-
Total Receivables - Net	825
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	2,313
Other Current Assets	39
Margin Deposits & Default Fund	-
Total Current Assets	**12,909**
Long Term Assets:	
Total Property and Equipment - Net	31
Goodwill	4,906
Other Intangibles	1,053
Non Current Deferred Taxes	29
Other Long Term Assets	0
Right of use asset	-
Total Long Term Assets	**6,019**
Total Assets	**18,928**
LIABILITIES	
AP and Accrued Expenses	224
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,548
Deferred Revenue	0
Lease liability - current	-
Other Accrued Liabilities	643
Other Current Liabilities	25
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,440**
Total Long Term Debt	-
Non Current Deferred Tax Liability	263
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	24
Long Term Liabilities	**287**
Total Liabilities	**2,727**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	15,703
Accumulated Other Comprehensive Income/	(9,238)
Total Retained Earnings	9,736
Total NASDAQ OMX Stockholders' Equity	**16,201**
Total Noncontrolling Interest	-
Total Equity	**16,201**
Total Liabilities Minority Interest and Stockholders Equity	**18,928**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	18
Financial Technology	-
Market Services	(3)
Other	10,621
Total Revenues	**10,637**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**10,637**
Operating Expenses:	
Compensation and Benefits	**4,318**
Marketing and Advertising	**50**
Depr and Amortization	**8**
Professional and Contract Services	748
Computer Ops and Data Communication	2,288
Occupancy	497
Regulatory	188
General Administrative and Other	373
Merger Related Expenses Total	-
Restructuring Charges	103
Total Operating Expenses	8,573
Operating Income	2,063
Total Interest Income	344
Total Interest Expense	(5)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	2,402
Income Tax provisions	560
Net Income before Minority Interest	1,842
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,842

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,614
Investments	-
Total Receivables - Net	824
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	865
Other Current Assets	6,109
Margin Deposits & Default Fund	-
Total Current Assets	**9,412**
Long Term Assets:	
Total Property and Equipment - Net	2,854
Goodwill	8,858
Other Intangibles	40
Non Current Deferred Taxes	1,797
Other Long Term Assets	30
Right of use asset	2,457
Total Long Term Assets	**16,037**
Total Assets	**25,449**
LIABILITIES	
AP and Accrued Expenses	701
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	5,618
Deferred Revenue	557
Lease liability - current	1,393
Other Accrued Liabilities	443
Other Current Liabilities	99
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**8,812**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	2,042
All Other Long Term Liabilities	156
Long Term Liabilities	**2,199**
Total Liabilities	**11,011**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,694
Accumulated Other Comprehensive Income/	(3,345)
Total Retained Earnings	16,089
Total NASDAQ OMX Stockholders' Equity	**14,438**
Total Noncontrolling Interest	-
Total Equity	**14,438**
Total Liabilities Minority Interest and Stockholders Equity	**25,449**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	5,322
Financial Technology	-
Market Services	-
Other	16,263
Total Revenues	**21,585**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**21,585**
Operating Expenses:	
Compensation and Benefits	**12,985**
Marketing and Advertising	**87**
Depr and Amortization	**935**
Professional and Contract Services	4,776
Computer Ops and Data Communication	450
Occupancy	1,011
Regulatory	-
General Administrative and Other	811
Merger Related Expenses Total	(18)
Restructuring Charges	220
Total Operating Expenses	21,258
Operating Income	327
Total Interest Income	129
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	456
Income Tax provisions	110
Net Income before Minority Interest	346
Net (gain) loss attributable to noncontrolling interests	-
Net Income	346

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	456
Investments	-
Total Receivables - Net	7
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	828
Other Current Assets	853
Margin Deposits & Default Fund	-
Total Current Assets	**2,144**
Long Term Assets:	
Total Property and Equipment - Net	4
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	6
Other Long Term Assets	0
Right of use asset	41
Total Long Term Assets	**51**
Total Assets	**2,195**
LIABILITIES	
AP and Accrued Expenses	23
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	55
Deferred Revenue	48
Lease liability - current	23
Other Accrued Liabilities	-
Other Current Liabilities	6
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**156**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	104
Lease liability - non current	18
All Other Long Term Liabilities	-
Long Term Liabilities	**122**
Total Liabilities	**278**
EQUITY	
Common Stock Total	(365)
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,962
Accumulated Other Comprehensive Income/	(661)
Total Retained Earnings	(1,019)
Total NASDAQ OMX Stockholders' Equity	**1,917**
Total Noncontrolling Interest	-
Total Equity	**1,917**
Total Liabilities Minority Interest and Stockholders Equity	**2,195**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	417
Financial Technology	102
Market Services	409
Other	715
Total Revenues	**1,643**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,643**
Operating Expenses:	
Compensation and Benefits	**465**
Marketing and Advertising	**15**
Depr and Amortization	**1**
Professional and Contract Services	70
Computer Ops and Data Communication	93
Occupancy	36
Regulatory	32
General Administrative and Other	139
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	851
Operating Income	792
Total Interest Income	26
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	818
Income Tax provisions	136
Net Income before Minority Interest	682
Net (gain) loss attributable to noncontrolling interests	-
Net Income	682

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Spot AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	(3)
Investments	-
Total Receivables - Net	3,138
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,170
Margin Deposits & Default Fund	-
Total Current Assets	**5,305**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**5,305**
LIABILITIES	
AP and Accrued Expenses	22
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	136
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	4
Other Current Liabilities	(0)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**162**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**162**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,981
Accumulated Other Comprehensive Income/	(989)
Total Retained Earnings	152
Total NASDAQ OMX Stockholders' Equity	**5,143**
Total Noncontrolling Interest	-
Total Equity	**5,143**
Total Liabilities Minority Interest and Stockholders Equity	**5,305**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Spot AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	0
Other	0
Total Revenues	**0**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	**345**
Marketing and Advertising	**0**
Depr and Amortization	-
Professional and Contract Services	25
Computer Ops and Data Communication	35
Occupancy	18
Regulatory	-
General Administrative and Other	22
Merger Related Expenses Total	-
Restructuring Charges	174
Total Operating Expenses	619
Operating Income	(618)
Total Interest Income	90
Total Interest Expense	(15)
Dividend and Investment Income	**3,035**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	2,492
Income Tax provisions	(29)
Net Income before Minority Interest	2,520
Net (gain) loss attributable to noncontrolling interests	-
Net Income	2,520

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,416
Investments	21,351
Total Receivables - Net	17,391
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	149,338
Margin Deposits & Default Fund	-
Total Current Assets	**189,496**
Long Term Assets:	
Total Property and Equipment - Net	13,575
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	230
Other Long Term Assets	5
Right of use asset	-
Total Long Term Assets	**13,810**
Total Assets	**203,306**
LIABILITIES	
AP and Accrued Expenses	5,048
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	9,938
Deferred Revenue	13,628
Lease liability - current	-
Other Accrued Liabilities	8,166
Other Current Liabilities	651
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**37,431**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	17,562
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**17,562**
Total Liabilities	**54,992**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,974
Accumulated Other Comprehensive Income/	(60,904)
Total Retained Earnings	196,244
Total NASDAQ OMX Stockholders' Equity	**148,313**
Total Noncontrolling Interest	-
Total Equity	**148,313**
Total Liabilities Minority Interest and Stockholders Equity	**203,306**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	105,191
Financial Technology	31,559
Market Services	59,064
Other	2,357
Total Revenues	**198,170**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**198,170**
Operating Expenses:	
Compensation and Benefits	**30,058**
Marketing and Advertising	**1,181**
Depr and Amortization	**1,457**
Professional and Contract Services	10,741
Computer Ops and Data Communication	27,456
Occupancy	2,951
Regulatory	1,313
General Administrative and Other	4,070
Merger Related Expenses Total	21
Restructuring Charges	357
Total Operating Expenses	79,604
Operating Income	118,566
Total Interest Income	5,203
Total Interest Expense	(35)
Dividend and Investment Income	**106**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	123,840
Income Tax provisions	23,671
Net Income before Minority Interest	100,169
Net (gain) loss attributable to noncontrolling interests	-
Net Income	100,169

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,395
Investments	-
Total Receivables - Net	103
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	821
Other Current Assets	512
Margin Deposits & Default Fund	-
Total Current Assets	**2,830**
Long Term Assets:	
Total Property and Equipment - Net	21
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	12
Other Long Term Assets	(0)
Right of use asset	0
Total Long Term Assets	**33**
Total Assets	**2,864**
LIABILITIES	
AP and Accrued Expenses	15
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	128
Deferred Revenue	66
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	8
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**217**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	166
Lease liability - non current	(0)
All Other Long Term Liabilities	-
Long Term Liabilities	**166**
Total Liabilities	**383**
EQUITY	
Common Stock Total	1
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	11,130
Accumulated Other Comprehensive Income/	(1,283)
Total Retained Earnings	(7,368)
Total NASDAQ OMX Stockholders' Equity	**2,481**
Total Noncontrolling Interest	-
Total Equity	**2,481**
Total Liabilities Minority Interest and Stockholders Equity	**2,864**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	1,014
Financial Technology	124
Market Services	502
Other	795
Total Revenues	**2,435**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**2,435**
Operating Expenses:	
Compensation and Benefits	**498**
Marketing and Advertising	**24**
Depr and Amortization	**12**
Professional and Contract Services	130
Computer Ops and Data Communication	138
Occupancy	49
Regulatory	16
General Administrative and Other	181
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,047
Operating Income	1,388
Total Interest Income	17
Total Interest Expense	(2)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,402
Income Tax provisions	336
Net Income before Minority Interest	1,065
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,065

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,784
Investments	-
Total Receivables - Net	105,999
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	39,552
Margin Deposits & Default Fund	-
Total Current Assets	**147,335**
Long Term Assets:	
Total Property and Equipment - Net	99,164
Goodwill	5,950
Other Intangibles	-
Non Current Deferred Taxes	1,051
Other Long Term Assets	469,049
Right of use asset	4,902
Total Long Term Assets	**580,116**
Total Assets	**727,451**
LIABILITIES	
AP and Accrued Expenses	10,467
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	28,943
Deferred Revenue	18,903
Lease liability - current	1,960
Other Accrued Liabilities	(6,899)
Other Current Liabilities	4,917
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**58,292**
Total Long Term Debt	-
Non Current Deferred Tax Liability	442
Non-current deferred revenue	-
Lease liability - non current	3,621
All Other Long Term Liabilities	7,120
Long Term Liabilities	**11,182**
Total Liabilities	**69,474**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	82,786
Accumulated Other Comprehensive Income/	19,387
Total Retained Earnings	555,805
Total NASDAQ OMX Stockholders' Equity	**657,977**
Total Noncontrolling Interest	-
Total Equity	**657,977**
Total Liabilities Minority Interest and Stockholders Equity	**727,451**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	179,396
Market Services	-
Other	31,464
Total Revenues	**210,860**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**210,860**
Operating Expenses:	
Compensation and Benefits	**66,449**
Marketing and Advertising	**294**
Depr and Amortization	**19,920**
Professional and Contract Services	66,487
Computer Ops and Data Communication	23,695
Occupancy	11,997
Regulatory	-
General Administrative and Other	14,293
Merger Related Expenses Total	179
Restructuring Charges	8,983
Total Operating Expenses	212,297
Operating Income	(1,437)
Total Interest Income	131
Total Interest Expense	(1,024)
Dividend and Investment Income	**23,181**
Income from Unconsolidated Investees - net	(79)
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	20,771
Income Tax provisions	(263)
Net Income before Minority Interest	21,033
Net (gain) loss attributable to noncontrolling interests	-
Net Income	21,033

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	196
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,325
Margin Deposits & Default Fund	-
Total Current Assets	**2,521**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	347
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	101
Right of use asset	-
Total Long Term Assets	**452**
Total Assets	**2,973**
LIABILITIES	
AP and Accrued Expenses	11
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	123
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	18
Other Current Liabilities	(3)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**150**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**2**
Total Liabilities	**152**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,622
Accumulated Other Comprehensive Income/	(6,731)
Total Retained Earnings	3,930
Total NASDAQ OMX Stockholders' Equity	**2,821**
Total Noncontrolling Interest	-
Total Equity	**2,821**
Total Liabilities Minority Interest and Stockholders Equity	**2,973**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	491
Total Revenues	**491**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**491**
Operating Expenses:	
Compensation and Benefits	**177**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	15
Computer Ops and Data Communication	4
Occupancy	32
Regulatory	-
General Administrative and Other	17
Merger Related Expenses Total	-
Restructuring Charges	254
Total Operating Expenses	499
Operating Income	(9)
Total Interest Income	82
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	74
Income Tax provisions	18
Net Income before Minority Interest	55
Net (gain) loss attributable to noncontrolling interests	-
Net Income	55

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	131
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	12
Other Current Assets	1,218
Margin Deposits & Default Fund	-
Total Current Assets	**1,361**
Long Term Assets:	
Total Property and Equipment - Net	5
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	105
Total Long Term Assets	**110**
Total Assets	**1,472**
LIABILITIES	
AP and Accrued Expenses	59
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	544
Deferred Revenue	-
Lease liability - current	46
Other Accrued Liabilities	(3)
Other Current Liabilities	67
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**713**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	59
All Other Long Term Liabilities	-
Long Term Liabilities	**59**
Total Liabilities	**773**
EQUITY	
Common Stock Total	1
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	149
Accumulated Other Comprehensive Income/	(545)
Total Retained Earnings	1,095
Total NASDAQ OMX Stockholders' Equity	**699**
Total Noncontrolling Interest	-
Total Equity	**699**
Total Liabilities Minority Interest and Stockholders Equity	**1,472**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,598
Total Revenues	**1,598**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,598**
Operating Expenses:	
Compensation and Benefits	**1,426**
Marketing and Advertising	**4**
Depr and Amortization	**3**
Professional and Contract Services	19
Computer Ops and Data Communication	6
Occupancy	71
Regulatory	-
General Administrative and Other	123
Merger Related Expenses Total	-
Restructuring Charges	1
Total Operating Expenses	1,654
Operating Income	(55)
Total Interest Income	40
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(15)
Income Tax provisions	(1)
Net Income before Minority Interest	(15)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(15)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	354
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(17)
Margin Deposits & Default Fund	-
Total Current Assets	**336**
Long Term Assets:	
Total Property and Equipment - Net	61
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	810
Right of use asset	-
Total Long Term Assets	**871**
Total Assets	**1,208**
LIABILITIES	
AP and Accrued Expenses	109
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	371
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	15
Other Current Liabilities	(37)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**457**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**457**
EQUITY	
Common Stock Total	(0)
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	841
Accumulated Other Comprehensive Income/	(290)
Total Retained Earnings	200
Total NASDAQ OMX Stockholders' Equity	**751**
Total Noncontrolling Interest	-
Total Equity	**751**
Total Liabilities Minority Interest and Stockholders Equity	**1,208**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	2,822
Total Revenues	**2,822**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**2,822**
Operating Expenses:	
Compensation and Benefits	**2,266**
Marketing and Advertising	**64**
Depr and Amortization	**18**
Professional and Contract Services	44
Computer Ops and Data Communication	10
Occupancy	192
Regulatory	-
General Administrative and Other	202
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2,796
Operating Income	26
Total Interest Income	-
Total Interest Expense	(4)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	22
Income Tax provisions	(7)
Net Income before Minority Interest	29
Net (gain) loss attributable to noncontrolling interests	-
Net Income	29

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	9
Investments	-
Total Receivables - Net	24
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(2)
Margin Deposits & Default Fund	-
Total Current Assets	**31**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**31**
LIABILITIES	
AP and Accrued Expenses	(3)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	34
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	3
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**34**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**34**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43
Accumulated Other Comprehensive Income/	(80)
Total Retained Earnings	33
Total NASDAQ OMX Stockholders' Equity	**(4)**
Total Noncontrolling Interest	-
Total Equity	**(4)**
Total Liabilities Minority Interest and Stockholders Equity	**31**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	218
Total Revenues	**218**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**218**
Operating Expenses:	
Compensation and Benefits	**191**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	35
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	227
Operating Income	(9)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(9)
Income Tax provisions	3
Net Income before Minority Interest	(12)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(12)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	31,423
Investments	10,729
Total Receivables - Net	2,980
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	212,461
Margin Deposits & Default Fund	-
Total Current Assets	**257,592**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	519
Other Long Term Assets	701,785
Right of use asset	-
Total Long Term Assets	**702,304**
Total Assets	**959,896**
LIABILITIES	
AP and Accrued Expenses	4,732
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	568
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(60,413)
Other Current Liabilities	7,524
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**(47,589)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	26
Long Term Liabilities	**26**
Total Liabilities	**(47,563)**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	968,173
Accumulated Other Comprehensive Income/	(126,476)
Total Retained Earnings	165,763
Total NASDAQ OMX Stockholders' Equity	**1,007,459**
Total Noncontrolling Interest	-
Total Equity	**1,007,459**
Total Liabilities Minority Interest and Stockholders Equity	**959,896**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	2,815
Total Revenues	**2,815**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**2,815**
Operating Expenses:	
Compensation and Benefits	**1,741**
Marketing and Advertising	**6**
Depr and Amortization	**-**
Professional and Contract Services	333
Computer Ops and Data Communication	256
Occupancy	211
Regulatory	-
General Administrative and Other	1,429
Merger Related Expenses Total	0
Restructuring Charges	-
Total Operating Expenses	3,975
Operating Income	(1,160)
Total Interest Income	43,406
Total Interest Expense	(28,255)
Dividend and Investment Income	**2,880**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	16,871
Income Tax provisions	1,416
Net Income before Minority Interest	15,455
Net (gain) loss attributable to noncontrolling interests	-
Net Income	15,455

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	259
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	10,886
Margin Deposits & Default Fund	-
Total Current Assets	**11,145**
Long Term Assets:	
Total Property and Equipment - Net	940
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	52
Other Long Term Assets	-
Right of use asset	3,006
Total Long Term Assets	**3,998**
Total Assets	**15,143**
LIABILITIES	
AP and Accrued Expenses	302
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,811
Deferred Revenue	-
Lease liability - current	669
Other Accrued Liabilities	(90)
Other Current Liabilities	(50)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,642**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	2,448
All Other Long Term Liabilities	-
Long Term Liabilities	**2,448**
Total Liabilities	**8,090**
EQUITY	
Common Stock Total	1,256
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	109
Total Retained Earnings	5,688
Total NASDAQ OMX Stockholders' Equity	**7,053**
Total Noncontrolling Interest	-
Total Equity	**7,053**
Total Liabilities Minority Interest and Stockholders Equity	**15,143**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	13,063
Market Services	-
Other	15,041
Total Revenues	**28,105**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**28,105**
Operating Expenses:	
Compensation and Benefits	**19,412**
Marketing and Advertising	**57**
Depr and Amortization	**324**
Professional and Contract Services	3,072
Computer Ops and Data Communication	1,929
Occupancy	1,122
Regulatory	-
General Administrative and Other	866
Merger Related Expenses Total	42
Restructuring Charges	241
Total Operating Expenses	27,064
Operating Income	1,041
Total Interest Income	280
Total Interest Expense	(2)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,319
Income Tax provisions	539
Net Income before Minority Interest	779
Net (gain) loss attributable to noncontrolling interests	-
Net Income	779

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Wizer Solutions AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	(0)
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	8,477
Margin Deposits & Default Fund	-
Total Current Assets	**8,477**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	12
Other Long Term Assets	0
Right of use asset	-
Total Long Term Assets	**12**
Total Assets	**8,489**
LIABILITIES	
AP and Accrued Expenses	3,550
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	(8)
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	9
Other Current Liabilities	(0)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**3,552**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,552**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,981
Accumulated Other Comprehensive Income/	(264)
Total Retained Earnings	(1,781)
Total NASDAQ OMX Stockholders' Equity	**4,937**
Total Noncontrolling Interest	-
Total Equity	**4,937**
Total Liabilities Minority Interest and Stockholders Equity	**8,489**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Wizer Solutions AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	(33)
Total Revenues	**(33)**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**(33)**
Operating Expenses:	
Compensation and Benefits	**(483)**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	(32)
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	0
Restructuring Charges	-
Total Operating Expenses	(513)
Operating Income	479
Total Interest Income	276
Total Interest Expense	(3)
Dividend and Investment Income	**(3,035)**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(2,283)
Income Tax provisions	(7)
Net Income before Minority Interest	(2,276)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(2,276)

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	24
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(341)
Margin Deposits & Default Fund	-
Total Current Assets	**(318)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(5,857)
Right of use asset	-
Total Long Term Assets	**(5,857)**
Total Assets	**(6,175)**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	(0)
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,620)
Accumulated Other Comprehensive Income/	(1,175)
Total Retained Earnings	(379)
Total NASDAQ OMX Stockholders' Equity	**(6,175)**
Total Noncontrolling Interest	-
Total Equity	**(6,175)**
Total Liabilities Minority Interest and Stockholders Equity	**(6,175)**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	1
Total Interest Expense	(15)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(15)
Income Tax provisions	-
Net Income before Minority Interest	(15)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(15)

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,398
Margin Deposits & Default Fund	-
Total Current Assets	**2,399**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	72,735
Right of use asset	-
Total Long Term Assets	**72,735**
Total Assets	**75,134**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	(3)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**(3)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(3)**
EQUITY	
Common Stock Total	24
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,795)
Accumulated Other Comprehensive Income/	83,708
Total Retained Earnings	(3,799)
Total NASDAQ OMX Stockholders' Equity	**75,138**
Total Noncontrolling Interest	-
Total Equity	**75,138**
Total Liabilities Minority Interest and Stockholders Equity	**75,134**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	2
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2
Operating Income	(2)
Total Interest Income	789
Total Interest Expense	(2)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	785
Income Tax provisions	-
Net Income before Minority Interest	785
Net (gain) loss attributable to noncontrolling interests	-
Net Income	785

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	91
Investments	-
Total Receivables - Net	13,599
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	144,961
Margin Deposits & Default Fund	-
Total Current Assets	**158,650**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	148
Right of use asset	-
Total Long Term Assets	**148**
Total Assets	**158,798**
LIABILITIES	
AP and Accrued Expenses	19,084
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	184
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**19,269**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**19,269**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	243,430
Accumulated Other Comprehensive Income/	(174,722)
Total Retained Earnings	70,821
Total NASDAQ OMX Stockholders' Equity	**139,530**
Total Noncontrolling Interest	-
Total Equity	**139,530**
Total Liabilities Minority Interest and Stockholders Equity	**158,798**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	347
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	347
Operating Income	(347)
Total Interest Income	2,097
Total Interest Expense	(3)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,747
Income Tax provisions	565
Net Income before Minority Interest	1,182
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,182

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	4
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	235,346
Margin Deposits & Default Fund	-
Total Current Assets	**235,350**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	243,414
Right of use asset	-
Total Long Term Assets	**243,414**
Total Assets	**478,764**
LIABILITIES	
AP and Accrued Expenses	2,980
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,869
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**4,849**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,849**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	699,634
Accumulated Other Comprehensive Income/	(126,123)
Total Retained Earnings	(99,595)
Total NASDAQ OMX Stockholders' Equity	**473,915**
Total Noncontrolling Interest	-
Total Equity	**473,915**
Total Liabilities Minority Interest and Stockholders Equity	**478,764**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	10,715
Total Interest Expense	(5)
Dividend and Investment Income	**(2,873)**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	7,837
Income Tax provisions	2,157
Net Income before Minority Interest	5,679
Net (gain) loss attributable to noncontrolling interests	-
Net Income	5,679

Nasdaq, Inc.
Unconsolidated Balance Sheet -Puro.earth
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	568
Investments	-
Total Receivables - Net	903
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,813
Margin Deposits & Default Fund	-
Total Current Assets	**4,285**
Long Term Assets:	
Total Property and Equipment - Net	2,629
Goodwill	14,585
Other Intangibles	2,259
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**19,472**
Total Assets	**23,757**
LIABILITIES	
AP and Accrued Expenses	407
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	619
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	99
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,125**
Total Long Term Debt	-
Non Current Deferred Tax Liability	457
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**457**
Total Liabilities	**1,582**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	19,865
Accumulated Other Comprehensive Income/	(1,137)
Total Retained Earnings	(5,702)
Total NASDAQ OMX Stockholders' Equity	**13,026**
Total Noncontrolling Interest	9,149
Total Equity	**22,176**
Total Liabilities Minority Interest and Stockholders Equity	**23,757**

Nasdaq, Inc.
Unconsolidated Statement of Income -Puro.earth
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	1,311
Other	-
Total Revenues	**1,311**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,311**
Operating Expenses:	
Compensation and Benefits	**816**
Marketing and Advertising	**452**
Depr and Amortization	**562**
Professional and Contract Services	3,495
Computer Ops and Data Communication	227
Occupancy	0
Regulatory	-
General Administrative and Other	148
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	5,700
Operating Income	(4,388)
Total Interest Income	125
Total Interest Expense	(1)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(4,265)
Income Tax provisions	-
Net Income before Minority Interest	(4,265)
Net (gain) loss attributable to noncontrolling interests	1,660
Net Income	(2,604)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,866
Investments	-
Total Receivables - Net	1,519
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	34
Margin Deposits & Default Fund	-
Total Current Assets	**3,419**
Long Term Assets:	
Total Property and Equipment - Net	2,380
Goodwill	51,910
Other Intangibles	10,552
Non Current Deferred Taxes	-
Other Long Term Assets	0
Right of use asset	-
Total Long Term Assets	**64,842**
Total Assets	**68,261**
LIABILITIES	
AP and Accrued Expenses	1,461
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,082
Deferred Revenue	6,171
Lease liability - current	-
Other Accrued Liabilities	132
Other Current Liabilities	9,975
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**18,820**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2,796
Non-current deferred revenue	4
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**2,800**
Total Liabilities	**21,621**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	68,503
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(21,863)
Total NASDAQ OMX Stockholders' Equity	**46,640**
Total Noncontrolling Interest	-
Total Equity	**46,640**
Total Liabilities Minority Interest and Stockholders Equity	**68,261**

Nasdaq, Inc.
Unconsolidated Statement of Income -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	12,793
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**12,793**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**12,793**
Operating Expenses:	
Compensation and Benefits	**5,203**
Marketing and Advertising	**409**
Depr and Amortization	**2,224**
Professional and Contract Services	1,872
Computer Ops and Data Communication	1,976
Occupancy	282
Regulatory	-
General Administrative and Other	1,287
Merger Related Expenses Total	-
Restructuring Charges	414
Total Operating Expenses	13,666
Operating Income	(873)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(873)
Income Tax provisions	(431)
Net Income before Minority Interest	(442)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(442)

Nasdaq, Inc.
Unconsolidated Balance Sheet -RF Nordic Express AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,002
Investments	-
Total Receivables - Net	267
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	124
Margin Deposits & Default Fund	-
Total Current Assets	**1,393**
Long Term Assets:	
Total Property and Equipment - Net	1,079
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	0
Right of use asset	168
Total Long Term Assets	**1,247**
Total Assets	**2,640**
LIABILITIES	
AP and Accrued Expenses	15
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	120
Other Accrued Liabilities	-
Other Current Liabilities	(29)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**107**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	0
All Other Long Term Liabilities	-
Long Term Liabilities	**0**
Total Liabilities	**107**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,280
Accumulated Other Comprehensive Income/	88
Total Retained Earnings	(1,131)
Total NASDAQ OMX Stockholders' Equity	**1,237**
Total Noncontrolling Interest	1,296
Total Equity	**2,533**
Total Liabilities Minority Interest and Stockholders Equity	**2,640**

Nasdaq, Inc.
Unconsolidated Statement of Income -RF Nordic Express AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	1,289
Market Services	-
Other	-
Total Revenues	**1,289**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,289**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**615**
Professional and Contract Services	181
Computer Ops and Data Communication	122
Occupancy	345
Regulatory	31
General Administrative and Other	402
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,697
Operating Income	(408)
Total Interest Income	30
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(378)
Income Tax provisions	(1)
Net Income before Minority Interest	(377)
Net (gain) loss attributable to noncontrolling interests	103
Net Income	(274)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	248
Investments	-
Total Receivables - Net	36
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,842
Margin Deposits & Default Fund	-
Total Current Assets	**2,126**
Long Term Assets:	
Total Property and Equipment - Net	9
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**9**
Total Assets	**2,136**
LIABILITIES	
AP and Accrued Expenses	26
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	275
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	10
Other Current Liabilities	(2)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**309**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**309**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(465)
Total Retained Earnings	2,291
Total NASDAQ OMX Stockholders' Equity	**1,826**
Total Noncontrolling Interest	-
Total Equity	**1,826**
Total Liabilities Minority Interest and Stockholders Equity	**2,136**

Nasdaq, Inc.
Unconsolidated Statement of Income -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,461
Total Revenues	**1,461**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,461**
Operating Expenses:	
Compensation and Benefits	**1,207**
Marketing and Advertising	**1**
Depr and Amortization	**5**
Professional and Contract Services	54
Computer Ops and Data Communication	0
Occupancy	38
Regulatory	-
General Administrative and Other	116
Merger Related Expenses Total	-
Restructuring Charges	1
Total Operating Expenses	1,422
Operating Income	39
Total Interest Income	63
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	102
Income Tax provisions	(7)
Net Income before Minority Interest	108
Net (gain) loss attributable to noncontrolling interests	-
Net Income	108

Nasdaq, Inc.
Unconsolidated Balance Sheet -Simplitium Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,352
Investments	-
Total Receivables - Net	899
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,929
Margin Deposits & Default Fund	-
Total Current Assets	**7,180**
Long Term Assets:	
Total Property and Equipment - Net	10
Goodwill	55,259
Other Intangibles	2,622
Non Current Deferred Taxes	3
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**57,893**
Total Assets	**65,073**
LIABILITIES	
AP and Accrued Expenses	338
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	232
Deferred Revenue	875
Lease liability - current	-
Other Accrued Liabilities	555
Other Current Liabilities	29
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,029**
Total Long Term Debt	-
Non Current Deferred Tax Liability	680
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	21,865
Long Term Liabilities	**22,545**
Total Liabilities	**24,574**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	42,375
Accumulated Other Comprehensive Income/	(1,352)
Total Retained Earnings	(525)
Total NASDAQ OMX Stockholders' Equity	**40,498**
Total Noncontrolling Interest	-
Total Equity	**40,498**
Total Liabilities Minority Interest and Stockholders Equity	**65,073**

Nasdaq, Inc.
Unconsolidated Statement of Income -Simplitium Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	454
Financial Technology	4,032
Market Services	-
Other	104
Total Revenues	**4,589**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**4,589**
Operating Expenses:	
Compensation and Benefits	**1,414**
Marketing and Advertising	**1**
Depr and Amortization	**389**
Professional and Contract Services	483
Computer Ops and Data Communication	1,636
Occupancy	193
Regulatory	-
General Administrative and Other	226
Merger Related Expenses Total	-
Restructuring Charges	4
Total Operating Expenses	4,345
Operating Income	244
Total Interest Income	180
Total Interest Expense	(1)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	424
Income Tax provisions	121
Net Income before Minority Interest	303
Net (gain) loss attributable to noncontrolling interests	-
Net Income	303

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	9,313
Investments	-
Total Receivables - Net	9,900
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	21,436
Margin Deposits & Default Fund	-
Total Current Assets	**40,649**
Long Term Assets:	
Total Property and Equipment - Net	13,547
Goodwill	10,892
Other Intangibles	-
Non Current Deferred Taxes	793
Other Long Term Assets	18,728
Right of use asset	23
Total Long Term Assets	**43,983**
Total Assets	**84,632**
LIABILITIES	
AP and Accrued Expenses	2,113
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,200
Deferred Revenue	2,934
Lease liability - current	23
Other Accrued Liabilities	(919)
Other Current Liabilities	(433)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**7,918**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	351
Long Term Liabilities	**351**
Total Liabilities	**8,269**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,487
Accumulated Other Comprehensive Income/	(14,923)
Total Retained Earnings	88,800
Total NASDAQ OMX Stockholders' Equity	**76,363**
Total Noncontrolling Interest	-
Total Equity	**76,363**
Total Liabilities Minority Interest and Stockholders Equity	**84,632**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	114,070
Market Services	-
Other	1
Total Revenues	**114,071**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**114,071**
Operating Expenses:	
Compensation and Benefits	**14,160**
Marketing and Advertising	**15**
Depr and Amortization	**3,962**
Professional and Contract Services	29,932
Computer Ops and Data Communication	18,819
Occupancy	1,405
Regulatory	-
General Administrative and Other	2,780
Merger Related Expenses Total	9
Restructuring Charges	663
Total Operating Expenses	71,744
Operating Income	42,327
Total Interest Income	450
Total Interest Expense	(14)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	42,763
Income Tax provisions	13,581
Net Income before Minority Interest	29,183
Net (gain) loss attributable to noncontrolling interests	-
Net Income	29,183

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,263
Investments	-
Total Receivables - Net	2,207
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	15,793
Margin Deposits & Default Fund	-
Total Current Assets	**19,264**
Long Term Assets:	
Total Property and Equipment - Net	3,921
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	517
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**4,438**
Total Assets	**23,701**
LIABILITIES	
AP and Accrued Expenses	289
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,433
Deferred Revenue	1,395
Lease liability - current	-
Other Accrued Liabilities	(355)
Other Current Liabilities	(16)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,746**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	0
Lease liability - non current	-
All Other Long Term Liabilities	318
Long Term Liabilities	**318**
Total Liabilities	**6,064**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	7,327
Accumulated Other Comprehensive Income/	(2,417)
Total Retained Earnings	12,728
Total NASDAQ OMX Stockholders' Equity	**17,638**
Total Noncontrolling Interest	-
Total Equity	**17,638**
Total Liabilities Minority Interest and Stockholders Equity	**23,701**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	12,676
Market Services	-
Other	8,997
Total Revenues	**21,673**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**21,673**
Operating Expenses:	
Compensation and Benefits	**10,994**
Marketing and Advertising	**12**
Depr and Amortization	**871**
Professional and Contract Services	5,442
Computer Ops and Data Communication	928
Occupancy	588
Regulatory	-
General Administrative and Other	602
Merger Related Expenses Total	(0)
Restructuring Charges	1,280
Total Operating Expenses	20,716
Operating Income	957
Total Interest Income	546
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,503
Income Tax provisions	487
Net Income before Minority Interest	1,016
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,016

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	191
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(13,491)
Margin Deposits & Default Fund	-
Total Current Assets	**(13,300)**
Long Term Assets:	
Total Property and Equipment - Net	31
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	187
Right of use asset	-
Total Long Term Assets	**218**
Total Assets	**(13,082)**
LIABILITIES	
AP and Accrued Expenses	1,050
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	(0)
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	0
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,050**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,050**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	18,207
Accumulated Other Comprehensive Income/	(86)
Total Retained Earnings	(32,254)
Total NASDAQ OMX Stockholders' Equity	**(14,133)**
Total Noncontrolling Interest	-
Total Equity	**(14,133)**
Total Liabilities Minority Interest and Stockholders Equity	**(13,082)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	35
Market Services	-
Other	1,085
Total Revenues	**1,120**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,120**
Operating Expenses:	
Compensation and Benefits	**(26)**
Marketing and Advertising	-
Depr and Amortization	**5**
Professional and Contract Services	962
Computer Ops and Data Communication	68
Occupancy	-
Regulatory	-
General Administrative and Other	(11)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	999
Operating Income	121
Total Interest Income	-
Total Interest Expense	(760)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(639)
Income Tax provisions	0
Net Income before Minority Interest	(640)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(640)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Ukraine
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	256
Investments	-
Total Receivables - Net	982
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	12
Margin Deposits & Default Fund	-
Total Current Assets	**1,250**
Long Term Assets:	
Total Property and Equipment - Net	19
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	0
Total Long Term Assets	**19**
Total Assets	**1,269**
LIABILITIES	
AP and Accrued Expenses	0
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	204
Deferred Revenue	-
Lease liability - current	0
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**204**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	0
All Other Long Term Liabilities	-
Long Term Liabilities	**0**
Total Liabilities	**204**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	187
Accumulated Other Comprehensive Income/	(207)
Total Retained Earnings	1,085
Total NASDAQ OMX Stockholders' Equity	**1,065**
Total Noncontrolling Interest	-
Total Equity	**1,065**
Total Liabilities Minority Interest and Stockholders Equity	**1,269**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Ukraine
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,737
Total Revenues	**1,737**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,737**
Operating Expenses:	
Compensation and Benefits	**790**
Marketing and Advertising	**-**
Depr and Amortization	**28**
Professional and Contract Services	632
Computer Ops and Data Communication	0
Occupancy	69
Regulatory	-
General Administrative and Other	(28)
Merger Related Expenses Total	76
Restructuring Charges	-
Total Operating Expenses	1,568
Operating Income	169
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	169
Income Tax provisions	21
Net Income before Minority Interest	148
Net (gain) loss attributable to noncontrolling interests	-
Net Income	148

Nasdaq, Inc.
Unconsolidated Balance Sheet -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	2,617
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**2,617**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	2,118
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**2,118**
Total Assets	**4,735**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,236
Accumulated Other Comprehensive Income/	139
Total Retained Earnings	(641)
Total NASDAQ OMX Stockholders' Equity	**4,735**
Total Noncontrolling Interest	-
Total Equity	**4,735**
Total Liabilities Minority Interest and Stockholders Equity	**4,735**

Nasdaq, Inc.
Unconsolidated Statement of Income -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -TOV AxiomSL
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	12
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	8,771
Margin Deposits & Default Fund	-
Total Current Assets	**8,783**
Long Term Assets:	
Total Property and Equipment - Net	197
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	149
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**347**
Total Assets	**9,130**
LIABILITIES	
AP and Accrued Expenses	25
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	751
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	140
Other Current Liabilities	7,839
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**8,756**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**8,756**
EQUITY	
Common Stock Total	41
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(30)
Total Retained Earnings	363
Total NASDAQ OMX Stockholders' Equity	**374**
Total Noncontrolling Interest	-
Total Equity	**374**
Total Liabilities Minority Interest and Stockholders Equity	**9,130**

Nasdaq, Inc.
Unconsolidated Statement of Income -TOV AxiomSL
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,033
Total Revenues	**-**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,033**
Operating Expenses:	
Compensation and Benefits	**1,399**
Marketing and Advertising	**-**
Depr and Amortization	**19**
Professional and Contract Services	25
Computer Ops and Data Communication	0
Occupancy	19
Regulatory	-
General Administrative and Other	348
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,811
Operating Income	(777)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(777)
Income Tax provisions	102
Net Income before Minority Interest	(880)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(880)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin Solutions ULC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	50,382
Investments	-
Total Receivables - Net	26,971
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	67,423
Margin Deposits & Default Fund	-
Total Current Assets	**144,775**
Long Term Assets:	
Total Property and Equipment - Net	36,405
Goodwill	1,882,104
Other Intangibles	636,574
Non Current Deferred Taxes	11,736
Other Long Term Assets	450
Right of use asset	18,691
Total Long Term Assets	**2,585,960**
Total Assets	**2,730,735**
LIABILITIES	
AP and Accrued Expenses	9,171
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,828
Deferred Revenue	120,696
Lease liability - current	2,941
Other Accrued Liabilities	28,449
Other Current Liabilities	(476)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**163,609**
Total Long Term Debt	-
Non Current Deferred Tax Liability	33,630
Non-current deferred revenue	2,017
Lease liability - non current	16,768
All Other Long Term Liabilities	1,625,161
Long Term Liabilities	**1,677,575**
Total Liabilities	**1,841,184**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,028,315
Accumulated Other Comprehensive Income/	1,873
Total Retained Earnings	(140,637)
Total NASDAQ OMX Stockholders' Equity	**889,551**
Total Noncontrolling Interest	-
Total Equity	**889,551**
Total Liabilities Minority Interest and Stockholders Equity	**2,730,735**

Nasdaq, Inc.
Unconsolidated Statement of Income -Verafin Solutions ULC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	223,169
Market Services	-
Other	-
Total Revenues	**223,169**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**223,169**
Operating Expenses:	
Compensation and Benefits	**83,353**
Marketing and Advertising	**2,299**
Depr and Amortization	**66,154**
Professional and Contract Services	1,166
Computer Ops and Data Communication	24,392
Occupancy	6,988
Regulatory	-
General Administrative and Other	9,393
Merger Related Expenses Total	-
Restructuring Charges	1,261
Total Operating Expenses	195,005
Operating Income	28,163
Total Interest Income	2,921
Total Interest Expense	(39,534)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(8,449)
Income Tax provisions	11,707
Net Income before Minority Interest	(20,156)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(20,156)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,405
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,405**
Total Assets	**1,405**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(29)
Total Retained Earnings	1,434
Total NASDAQ OMX Stockholders' Equity	**1,405**
Total Noncontrolling Interest	-
Total Equity	**1,405**
Total Liabilities Minority Interest and Stockholders Equity	**1,405**

Nasdaq, Inc.
Unconsolidated Statement of Income -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	(1,518)
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(1,518)
Operating Income	1,518
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,518
Income Tax provisions	-
Net Income before Minority Interest	1,518
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,518

Nasdaq PHLX LLC

FORM 1 – Amendment of June 27, 2024

EXHIBIT I

Consolidated Financial Statements

Nasdaq PHLX LLC and Subsidiary
Year Ended December 31, 2023
With Report of Independent Accountants

Nasdaq PHLX LLC and Subsidiary

Consolidated Financial Statements

Year Ended December 31, 2023

Contents

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Building a better working world

Review Report of Independent Accountants

The Board of Directors and Member
Nasdaq PHLX LLC and Subsidiary

We have reviewed the accompanying consolidated financial statements of Nasdaq PHLX LLC and Subsidiary, which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of income, comprehensive income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services (SSARSs) promulgated by the Accounting and Review Services Committee of the AICPA.

SSARSs require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the entity and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our review.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ernst + Young LLP

June 18, 2024

Nasdaq PHLX LLC and Subsidiary

Consolidated Balance Sheet

December 31, 2023
(In Thousands)

Assets		
Cash and cash equivalents	$	9
Receivables, net		28,876
Goodwill		503,610
Intangible assets, net		242,995
Investment in the OCC		148,560
Property and equipment, net		18,652
Operating lease asset		13,807
Receivable from Nasdaq, Inc., net		20,519
Other assets		25,096
Total assets	$	1,002,124
Liabilities and member's equity		
Section 31 fees payable to the SEC	$	11,253
Accrued personnel costs		6,308
Accounts payable and accrued expenses		8,995
Deferred tax liability, net		85,085
Operating lease liability		27,727
Accrued retirement obligation		19,188
Other accrued liabilities		7,937
Total liabilities		166,493
Member's equity		
Total member's equity		835,631
Total liabilities and member's equity	$	1,002,124

See accompanying notes to consolidated financial statements.

Nasdaq PHLX LLC and Subsidiary

Consolidated Statement of Income

Year Ended December 31, 2023
(In Thousands)

Revenues:	
Market Services	$ 377,021
Capital Access Platforms	14,183
Financial Technology	21,360
Other revenue	524
Total revenues	413,088
Transaction-based expenses	
Transaction rebates	(229,769)
Brokerage, clearance, and exchange fees	(44,738)
Total transaction-based expenses	(274,507)
Revenues less transaction-based expenses	138,581
Operating expenses:	
Compensation and benefits	18,922
Depreciation and amortization	13,687
Regulatory	4,237
Occupancy	11,161
Computer operations and data communications	3,220
Provision for bad debts	2,386
Professional and contract services	737
Marketing	945
General, administration, and other	5,534
Total operating expenses	60,829
Operating income	77,752
Income from investment in Options Clearing Corporation (“OCC”)	10,205
Income before income taxes	87,957
Provision for income taxes	14,329
Net income	$ 73,628

See accompanying notes to consolidated financial statements.

Nasdaq PHLX LLC and Subsidiary

Consolidated Statement of Comprehensive Income

Year Ended December 31, 2023
(In Thousands)

Net income:	73,628
Other comprehensive income:	
Employee benefit plans:	
Employee benefit plan loss	(2,076)
Income tax benefit	519
Total other comprehensive loss, net of tax	(1,557)
Comprehensive income	$ 72,071

See accompanying notes to consolidated financial statements.

Nasdaq PHLX LLC and Subsidiary

Consolidated Statement of Changes in Member's Equity

Year Ended December 31, 2023
(In Thousands)

	Accumulated Other Comprehensive Gain, Net	Retained Earnings	Member's Equity	Total Member's Equity
Balance at January 1, 2023	$ 1,609	$ 769,278	$ 124,673	$ 895,560
Net income		73,628		73,628
Employee benefit plan adjustments, net of tax	(1,557)	—	—	(1,557)
Dividend Distribution	—	(132,000)	—	(132,000)
Balance at December 31, 2023	$ 52	$ 710,906	$ 124,673	$ 835,631

See accompanying notes to consolidated financial statements.

Nasdaq PHLX LLC and Subsidiary

Consolidated Statement of Cash Flows

Year Ended December 31, 2023
(In Thousands)

Cash flows from operating activities	
Net income	$ 73,628
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	13,687
Share-based compensation	2,242
Provision for bad debts	2,386
Income from unconsolidated investee	(10,205)
Deferred taxes, net	(7,924)
Net change in operating assets and liabilities:	
Receivables, net	27,826
Receivable from Nasdaq, Inc.	65,913
Operating lease asset	9,115
Other assets	(8,796)
Accounts payable and accrued expenses	6,132
Section 31 fees payable to the SEC	(32,729)
Accrued personnel costs	(205)
Accrued retirement obligation	(2,654)
Operating lease liability	(2,554)
Other liabilities	1,570
Net cash provided by operating activities	137,432
Cash flows from investing activities	
Purchases of property and equipment	(5,434)
Net cash used in investing activities	(5,434)
Cash flows from financing activities	
Dividend to parent	(132,000)
Net cash used in financing activities	(132,000)
Net change in cash and cash equivalents	(2)
Cash and cash equivalents at beginning of period	11
Cash and cash equivalents at end of period	$ 9
Supplemental disclosure of cash flow information	
Cash paid for income taxes to Nasdaq Inc.	$ 22,043

See accompanying notes to consolidated financial statements.

1. Organization and Operations

Nasdaq PHLX LLC (the "Exchange", "PHLX" or "we"), is a registered national securities exchange in the United States ("U.S.") owned and operated by Nasdaq, Inc. ("Nasdaq" or the "Parent") and its liability is limited to the balance of its capital account. The Exchange provides facilities for the trading of equity option, index option, and foreign currency option products for its members. In addition, the Exchange operates PSX, a cash equities market.

The Stock Clearing Corporation of Philadelphia ("SCCP") is the Exchange's wholly owned subsidiary. SCCP ceased clearing operations on December 31, 2008 and is currently an inactive entity. The Exchange and SCCP are subject to regulatory oversight by the Securities and Exchange Commission ("SEC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements, which include the accounts of PHLX and its wholly owned subsidiary, are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB"). All intercompany accounts and transactions have been eliminated in consolidation. The Exchange's significant accounting policies are as follows.

The accompanying consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in banks and all non-restricted highly liquid investments with original maturities of three months or less at the time of purchase. Cash equivalents are carried at cost plus accrued interest, which approximates fair value due to the short-term maturities of these investments. At December 31, 2023, the Exchange held no cash equivalents.

Receivables, Net

The Exchange's receivables are primarily related to monthly transaction fees and member fees. Receivables are shown net of allowances for credit losses. The allowance is maintained at a level that management believes to be sufficient to absorb expected losses over the life of our accounts receivable portfolio. The allowance is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries.

The allowance is primarily based on an aging methodology. This method applies loss rates based on historical loss information which is disaggregated and, as deemed necessary, is adjusted for other factors and considerations that could impact collectability. Additionally, we consider corporate default rate averages over an extended period compared to the period covered by our historical loss data and include an adjustment to historical loss percentages for current conditions and expected future conditions if necessary.

In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), PHLX determines whether a specific provision for bad debts is required. Accounts receivable are written-off against the allowance for uncollectible accounts when collection efforts cease. Due to changing economic, business and market conditions, management reviews the reserve for uncollectible accounts periodically and makes changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), the Exchange's estimates of recoverability could be reduced by a material amount. The total allowance for uncollectible accounts netted against receivables on the Consolidated Balance Sheet at December 31, 2023 was immaterial.

Investment in the OCC

We account for our investment in the OCC under the equity method of accounting. The equity method of accounting is used when PHLX owns 20% to 50% of the outstanding voting stock of a company and when PHLX is able to exercise significant influence over the operating and financial policies of a company. PHLX records its pro-rata share of earnings or losses each period and records any dividends as a reduction in the investment balance. PHLX evaluates its investment in the OCC for other-than-temporary declines in value by considering a variety of factors such as the earnings capacity of the investment and the fair value of the investment compared to its carrying amount. If the estimated fair value of the investment is less than the carrying amount and management considers the decline in value to be other than temporary, the excess of the carrying amount over the estimated fair value is recognized in the financial statements as an impairment. See Note 3, "Equity Method Investment," for further discussion of PHLX's equity method investment.

Property and Equipment, Net

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the related assets, which range from 2 to 5 years for data processing equipment, and 5 to 10 years for furniture and equipment. Amortization of capitalized software is recognized using the straight-line method over the estimated useful lives of the software, generally 5 to 10 years. Leasehold improvements are amortized over the lesser of the remaining lease term or their estimated useful life. See Note 5, "*Property and Equipment, Net*" for further discussion.

The Exchange also assesses potential impairments to its property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill is assessed for impairment annually in the fourth quarter of our fiscal year using carrying amounts as of October 1, or more frequently if conditions exist that indicate that the asset may be impaired, such as changes in the business climate, poor indicators of operating performance or the sale or disposition of a significant portion of our business. When testing goodwill for impairment, we have an option of first performing a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis to determine if it is necessary to perform a quantitative impairment test. If we choose not to complete a qualitative assessment, or if the initial assessment indicates it is more likely than not that the carrying value of a reporting unit exceeds its respective fair value, a quantitative goodwill test is required. In performing the quantitative test, we compare the fair value of the reporting unit with the respective carrying amount. If the carrying amount of the reporting unit exceeds the respective fair value, an impairment charge is recognized in an amount equal to the difference, limited to the total amount of goodwill allocated to the reporting unit.

The Exchange has concluded that, for purposes of its goodwill impairment test, it has a single reporting unit. The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2023. Future disruptions to our business and events, such as prolonged economic weakness or unexpected significant declines in operating results of our business, may result in goodwill impairment charges in the future.

Intangible Assets, Net

Intangible assets primarily include exchange registration, customer relationships, and trade names. The exchange registration and trade names have indefinite lives. Intangible assets with finite lives, such as customer relationships, are amortized on a straight-line basis over their average estimated useful lives which is 10 to 30 years.

The estimated useful life of customer relationships is determined based on an analysis of the historical attrition rates of customers and an analysis of the legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of customer relationships.

For finite-lived intangible assets subject to amortization, impairment is assessed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset exceeds its fair value and is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Intangible assets deemed to have indefinite useful lives are not amortized but instead are tested for impairment at least annually and more frequently whenever events or changes in circumstances indicate that the fair value of the asset may be less than its carrying amount. Similar to goodwill impairment testing, PHLX tests for impairment of indefinite-lived intangible assets during the fourth quarter of its fiscal year using carrying amounts as of October 1.

Supplemental Executive Retirement Plan and Postretirement Benefit Plan

The Parent administers a nonqualified Supplemental Executive Retirement Plans (“SERP”) for certain key executives and a postretirement benefit plan. New participation in the plans ceased effective January 1, 2008. See Note 7, “Employee Benefits,” for further discussion.

The Exchange accounts for the SERP and the postretirement benefit plan under ASC 715, *Compensation-Retirement Benefits*.

Leases

At inception, we determine whether a contract is or contains a lease. As of December 31, 2023, we have operating leases which are real estate leases for general office space. These leases have varying lease terms with remaining maturities ranging from 5 months to 10 years. Operating lease balances are included in Operating lease asset and Operating lease liability in our Consolidated Balance Sheet as of December 31, 2023. As of December 31, 2023, we do not have any finance leases.

Operating lease assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Since our leases do not provide an implicit rate, we use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date in determining the present value of lease payments. The operating lease asset also includes any lease payments made and excludes lease incentives. Our lease terms include options to extend or terminate the lease when we are reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Certain of our lease agreements include rental payments adjusted periodically for inflation based on an index or rate. These payments are included in the initial measurement of the operating lease liability and operating lease asset. However, rental payments that are based on a change in an index or a rate are considered variable lease payments and are expensed as incurred.

We have lease agreements with lease and non-lease components, which are accounted for as a single performance obligation to the extent that the timing and pattern of transfer are similar for the lease and non-lease components and the lease component qualifies as an operating lease. We do not recognize lease liabilities and operating lease assets for leases with a term of 12 months or less. We recognize these lease payments on a straight-line basis over the lease term. These costs are included in *Occupancy* in the Consolidated Statement of Income. See Note 10, "Commitments and Contingencies," for further discussion.

We review our operating lease assets for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We fully impair our lease assets for locations that we vacate with no intention to sublease. See Note 10, "Commitment and Contingencies," for further discussion of our operating leases.

Revenue Recognition and Transaction-based Expenses

Contract Balances

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the majority of our contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

Revenue Recognition

Our primary revenue contract classifications are described below, which represent those that depict similar economic characteristics of the nature, amount, timing and uncertainty of our revenues and cash flows.

Market Services

Transaction-based trading includes cash equity trading and equity derivative trading revenues. PHLX charges transaction fees for trades executed on the exchange, as well as on orders that are routed to and executed on other market venues. Transaction fees are based on trading volumes for trades executed on the exchange. PHLX satisfies its performance obligation for trading services upon the execution of a customer trade, as trading transactions are substantially complete when they are executed and we have no further obligation to the customer at that time. Transaction-based trading fees can be variable and are based on trade volume tiered discounts. Transaction revenues, as well as any tiered volume discounts, are calculated and billed monthly in accordance with our published fee schedules. We also pay liquidity payments to customers based on our published fee schedules. We use these payments to improve the liquidity on our markets and therefore recognize those payments as a transaction-based expense.

For cash equity trading and equity derivative trading, we credit a portion of the per share execution charge to the market participant that provides the liquidity. We record these credits as transaction rebates that are included in transaction-based expense in the Consolidated Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in *Accounts payable and accrued expenses* in the Consolidated Balance Sheet.

PHLX pays Section 31 fees to the SEC for supervision and regulation of securities markets. We pass these costs along to our customers through our cash equity and equity derivative trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on our exchange and we recognize these amounts in transaction-based expenses when incurred. Since the amount recorded as revenues is equal to the amount recorded as transaction-based expenses, there is no impact on our revenues less transaction-based expenses.

Under our Limitation of Liability Rule and procedures, we may, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable.

We provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. These participants are charged monthly fees for connectivity and support in accordance with our published fee schedules. These fees are recognized on a monthly basis when the performance obligation is met. Revenues for providing access to our markets, connection services and monthly exchange membership and registration fees are recognized on a monthly basis as the service is provided.

Market Services revenue also includes revenues earned from the Exchange's participation in the Consolidated Tape A and B as well as the Unlisted Trading Privileges ("UTP") revenue sharing plan ("UTP Plan"). The Nasdaq Stock Market LLC, an affiliate of the Exchange, operates as the exclusive Securities Information Processor of the UTP Plan for the collection, consolidation, and dissemination of best bid and offer information and last transaction information from markets that quote and trade in Nasdaq-listed securities. After deducting costs, as permitted under the revenue sharing provision of the UTP Plan, the UTP Plan administrator distributes the tape revenues to the respective UTP Plan participants, including PHLX.

PHLX also earns revenues from the sale of the Exchange's trade and quote information through the Options Price Reporting Authority, LLC ("OPRA"). The Exchange earns a portion of OPRA's net income based on its pro rata share of industry volume. OPRA revenue is recorded monthly on a trade date basis.

Capital Access Platforms

Market Data

Capital Access Platforms collects, processes, and creates information and earns revenues as a distributor of its own data, as well as select third-party content. The Exchange provides varying levels of quote and trade information to market participants and to data distributors, who in turn sell subscriptions for this information to the public. The Exchange earns revenues primarily based on the number of data subscribers and distributors of its data. U.S. market data revenues are recognized on a monthly basis in *Capital Access Platforms* on the Consolidated Statement of Income. These revenues, which are subscription based, are recognized over the term of the subscription since the customer receives and consumes the benefit as PHLX provides the service.

Financial Technology

Our trade management services provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. Our marketplaces may be accessed via a number of different protocols used for quoting, order entry, trade reporting and connectivity to various data feeds.

Other Revenue

Other revenues are primarily composed of regulatory fees, which include fines, from parties that are members of the Exchange. Fines are recognized as they are assessed to the member.

Share-Based Compensation

The Exchange is part of a share-based compensation program that provides Nasdaq's Board of Directors broad discretion in creating employee equity incentives. As such, share-based compensation is allocated to the Exchange from the Parent. Accounting for share-based compensation requires the measurement and recognition of compensation expense for all equity awards based on estimated fair values. PHLX generally recognizes compensation expense for equity awards on a straight-line basis over the requisite service period of the award. See Note 8, "Share-Based Compensation," for further discussion.

Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by Nasdaq. The Exchange uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated Nasdaq financial statements. The Exchange also files separate tax returns in certain states. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that are expected to be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure the Exchange's unrecognized tax benefits, management determines whether a tax position is more-likely-than-not to be sustained upon examination of Nasdaq, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized for the portion of its share in the consolidated financial statements. Interest and penalties related to income tax matters are recognized in the *Provision for incomes taxes* on the Consolidated Statement of Income.

3. Equity Method Investment

The carrying amount of PHLX's equity method investment totaled $148.6 million as of December 31, 2023 and is included in *Investment in the OCC* on the Consolidated Balance Sheet. As of December 31, 2023, PHLX's equity method investment consisted solely of its 20% equity interest in the OCC. For the year ended December 31, 2022, we recorded $10.2 million included in *Income from investment in OCC* in the Consolidated Statement of Income.

4. Goodwill and Intangible Assets

On July 24, 2008, Nasdaq completed the acquisition of PHLX. Nasdaq's cost to acquire PHLX was approximately $707.5 million ($652.0 million cash paid plus approximately $11.8 million of direct acquisition costs and $43.7 million of working capital adjustments).

Goodwill

At December 31, 2023, goodwill relating to the acquisition was $503.6 million. There were no changes to goodwill during the year ended December 31, 2023.

The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2023. Future disruptions to our business and events, such as prolonged economic weakness or unexpected significant declines in operating results of our business, may result in goodwill impairment charges in the future.

Intangible Assets

The Exchange completed its annual impairment test during 2023 and determined that its indefinite-lived intangible assets were not impaired. Finite-lived intangible assets are assessed for impairment upon certain "triggering events" and impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset. For the year ended December 31, 2023, no impairment was recorded with respect to finite-lived intangible assets.

As of December 31, 2023, the deferred tax liability related to PHLX's assets is $62 million. The deferred tax liability represents the tax effect of the difference between the estimated assigned fair value of the acquired intangible assets ($326.0 million) less accumulated book amortization ($83 million) through December 31, 2023 and the tax basis ($0) of such assets, using the U.S. statutory tax rate of 25.5%.

The following table presents details of the Exchange's total purchased intangible assets, both finite- and indefinite-lived:

	December 31, 2023		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Intangible Assets**
		(In Millions)	
Finite-lived intangible assets			
Customer relationships	$ 112.9	$ (83.0)	$ 29.9
Total finite-lived intangible assets	$ 112.9	$ (83.0)	$ 29.9
Indefinite-lived intangible assets			
Exchange and futures registrations	$ 206.7	$ —	$ 206.7
Trade names	6.4	–	6.4
Total indefinite-lived intangible assets	$ 213.1	$ —	$ 213.1
Total intangible assets	$ 326.0	$ (83.0)	$ 243.0

Amortization expense for purchased finite-lived intangible assets was $5.4 million for the year ended December 31, 2023.

The estimated future amortization expense of purchased intangible assets as of December 31, 2023, is as follows (in millions):

2024	$ 5.4
2025	5.4
2026	5.4
2027	5.4
2028	5.4
2029 and thereafter	2.9
Total	$ 29.9

Property and Equipment, Net

The Exchange's property and equipment comprises the following:

	December 31, 2023
	(In Millions)
Software, internally developed / acquired	$ 34.3
Furniture, equipment, and leasehold improvements	23.7
Total property and equipment	58.0
Less – accumulated depreciation and amortization	(39.3)
Total property and equipment, net of accumulated depreciation	$ 18.7

The Exchange follows the provisions of ASC 350-40, "Internal-Use Software", which requires entities to capitalize direct internal and external costs that meet certain capitalization criteria. Accordingly, the Exchange capitalized $5.5 million of costs during the year ended December 31, 2023, included in *Property and equipment, net* on the Consolidated Balance Sheet. At December 31, 2023, unamortized capitalized software development was $8.3 million.

For the year ended December 31, 2023, capitalized software amortization expense was $2.2 million, while total depreciation expense relating to all other property and equipment was $1.6 million. These amounts are included in *Depreciation and amortization expense* on the Consolidated Statement of Income.

6. Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state and local income tax returns filed by Nasdaq. For these jurisdictions, the Exchange computes its provision for income taxes by applying the rate applicable to the consolidated Nasdaq group to the Exchange's own taxable income. With respect to each taxable period for which a consolidated or unitary return is filed by Nasdaq, which includes the Exchange, Nasdaq shall pay to and has the right to receive from the Exchange an amount based on the Exchange's stand-alone operating results using the tax rate applicable to Nasdaq. Additionally, the Exchange also files separate tax returns in certain states that are tax based on the tax rate applicable to the Exchange.

The Exchange's income tax provision (benefit) consists of the following amounts:

	Year ended December 31, 2023 (*in Millions*)
Current:	
Federal	$ 17.8
State and local	4.2
Total current income taxes	22.0
Federal	(0.7)
State and local	(7.0)
Total deferred income taxes	(7.7)
Total provision for income taxes	$ 14.3

A reconciliation of the U.S. federal statutory rate to the Exchange's effective tax rate is as follows:

	Year ended December 31, 2023
Federal	21.0%
State and local income tax rate, net of federal effect	4.3
Tax rate changes	-8.4
Other	-0.6
Effective tax rate	16.3%

As of December 31, 2023, the net deferred tax liability balance is $85.1 million, comprised of $100.3 million deferred tax liabilities and $15.2 million deferred tax assets. These amounts primarily relate to amortization of acquired intangible assets and differences between book and tax basis of investments, partially offset by compensation expenses and lease liability. As it is more likely than not that the deferred tax asset will be utilized in later years, no valuation allowance is required.

As of December 31, 2023, there are no unrecognized tax benefits.

Nasdaq's federal income tax return is under audit for tax year 2018 and is subject to examination by the Internal Revenue Service for tax years 2020 through 2022. Several state tax returns are currently under examination by the respective tax authorities for the years 2014 through 2022.

7. Employee Benefits

Postretirement Benefit Plan

The Exchange provides a postretirement benefit plan covering employees of PHLX and its subsidiary. The Exchange provides defined benefits that are based primarily on years of service, monthly base salary in effect on January 1 of each plan year, and age on the date the benefit is received. The postretirement benefit plan provides certain health care and life insurance benefits for retired employees. There are no new entrants into the health care plan. All employees who terminate and are retirement eligible can elect to opt into the retiree life insurance.

The accumulated postretirement benefit obligation at December 31, 2023 was $4.4 million and is included in *Accrued retirement obligation* on the Consolidated Balance Sheet. The unrecognized actuarial gain at December 31, 2023 was $0.5 million and is included in *Accumulated Other Comprehensive Gain (Loss), Net* within total member's equity on the Consolidated Balance Sheet.

The weighted-average assumptions used to determine obligations at December 31, 2023 were as follows:

Weighted-average assumptions used to determine obligations at December 31, 2023:	
Discount rate	4.90%
Rate of compensation increase	N/A

Weighted-average assumptions used to determine net periodic benefit cost for year ended December 31, 2023:	
Discount rate	5.15%
Expected long-term return on plan assets	N/A
Rate of compensation increase	N/A

The Exchange sets the discount rate assumption annually for its retirement-related benefit plan at the measurement date to reflect the yield of high-quality fixed-income debt instruments.

The Exchange's net periodic other postretirement benefits costs include a recognized net actuarial gain of $11.1 thousand.

The following assumed benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the next ten fiscal years as follows (in millions):

Fiscal year ended:		
2024	$	0.3
2025		0.3
2026		0.4
2027		0.3
2028		0.3
2029–2032		1.3
	$	2.9

Supplemental Executive Retirement Plan

The Exchange maintains nonqualified Supplemental Executive Retirement Plans ("SERP") for certain key executives. The SERP is unfunded. The funded status of the SERP (in millions) is as follows:

Benefit obligation, end of year	$	10.7
Change in plan assets		
Fair value of plan assets, beginning of year		—
Employer contributions		1.2
Benefits paid		(1.2)
Fair value of plan assets, end of year		—
Unfunded status end of year	$	10.7

The accumulated benefit obligation for the SERP at December 31, 2023 was $10.9 million which is included in *Accrued retirement obligation* on the Consolidated Balance Sheet. The unrecognized actuarial loss at December 31, 2023 was $0.4 million and is included in Accumulated Other Comprehensive Gain (Loss), Net within total member's equity on the Consolidated Balance Sheet. Weighted-average assumptions used to determine benefit obligations at December 31, 2023:

Discount rate	4.90%
Rate of compensation increase	N/A

Weighted-average assumptions used to determine net periodic benefit cost for year ended December 31, 2023:

Discount rate	5.15%
Expected long-term return on plan assets	N/A
Rate of compensation increase	N/A

The Exchange sets the discount rate assumption annually for its retirement-related benefit plan at the measurement date to reflect the yield of high-quality fixed-income debt instruments.

The Exchange's net periodic SERP cost includes the following components (in millions):

Interest cost	$	0.5
Recognized net actuarial loss		(1.6)
Net periodic benefit cost	$	(1.1)

The following assumed benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the next ten fiscal years as follows (in millions):

Fiscal year ended:		
2024	$	1.2
2025		1.2
2026		1.1
2027		1.1
2028		1.1
2029–2033		4.6
	$	10.2

As part of the Exchange acquisition on July 24, 2008, the Exchange accrued for future tax liabilities to be incurred by certain senior executives related to future SERP payouts. At December 31, 2023, the Exchange had a remaining payable of $4.1 million, which is included in *Accrued retirement obligation* on the Consolidated Balance Sheet.

Savings Plan

The Exchange also participates in a voluntary defined contribution 401(k) plan that covers substantially all of the Exchange and its subsidiary's employees. Employer contributions to this 401(k) plan were $0.6 million during the year ended December 31, 2023, and are included in *Compensation and benefits* on the Consolidated Statement of Income.

8. Share-Based Compensation

The Exchange is part of a share-based compensation program that provides Nasdaq's Board of Directors broad discretion in creating employee equity incentives. As such, share-based compensation is allocated to us from Nasdaq. Share-based awards, or equity awards, granted under this program include stock options, restricted stock and Performance Stock Units ("PSUs").

PSUs are based on performance measures that impact the amount of shares that each recipient will receive upon vesting. Prior to April 1, 2020, there were two performance-based long-term PSU programs for certain officers, a one-year performance-based program and a three-year cumulative performance-based program that focuses on Total Shareholder Return ("TSR"). Effective with new equity awards issued on April 1, 2020, to better align the equity programs for eligible officers, the one-year performance-based program was eliminated and all eligible officers participate in the three-year cumulative performance-based program. The performance periods are complete for all PSUs granted under the one-year performance-based program and all shares underlying these PSUs are fully vested.

Under the three-year performance-based program, each eligible individual receives PSUs with a three-year cumulative performance period that vest at the end of the performance period. Compensation cost is recognized over the three-year vesting period, taking into account an estimated forfeiture rate, regardless of whether the market condition is satisfied, provided that the requisite service period has been completed. Performance will be determined by comparing Nasdaq's TSR to two peer groups, each weighted 50.0%. The first peer group consists of exchange companies, and the second peer group consists of all companies in the S&P 500. Nasdaq's relative performance ranking against each of these groups will determine the final number of shares delivered to each individual under the program. The payout under this program will be between 0.0% and 200.0% of the number of PSUs granted and will be determined by Nasdaq's overall performance against both peer groups. However, if Nasdaq's TSR is negative for the three-year performance period, regardless of TSR ranking, the payout will not exceed 100.0% of the number of PSUs granted. The Exchange estimates the fair value of PSU's granted under the three -year PSU program using the Monte Carlo simulation model, as these awards contain a market condition.

In April 2024, there were three-year Synergy PSUs offered to certain eligible employees. Under the three-year performance-based program, an eligible employee could receive a target grant of PSUs but could receive from 0.0% to 200.0% depending on the achievement of performance measures (e.g actual synergy result). Compensation cost is recognized over the three-year performance period, taking into account an estimated forfeiture rate, The grant date fair value of PSUs is based on the closing price of Nasdaq stock at the date of grant less the present value of future cash dividends.

The Exchange grants restricted stock to most active employees. The grant date fair value of restricted stock awards is based on the closing price of Nasdaq stock at the date of grant less the present value of future cash dividends. Restricted stock awards granted to employees below the manager level generally vest 33.3% on the first anniversary of the grant date, 33.3% on the second anniversary of the grant date, and 33.3% on the third anniversary of the grant date. Restricted stock awards granted to employees at or above the manager level generally vest 33.3% on the second anniversary of the grant date, 33.3% on the third anniversary of the grant date, and 33.3% on the fourth anniversary of the grant date. The Exchange recognizes compensation expense for restricted stock awards on a straight-line basis over the requisite service period of the award, taking into account an estimated forfeiture rate. Stock options are also time-based and expire ten years from the grant date, vesting ratably over a four-year period.

The following table shows the total share-based compensation expense allocated to the Company from Nasdaq resulting from equity awards for the year ended December 31, 2023 included in *Compensation and benefits* on the Consolidated Statement of Income:

	Year Ended December 31, 2023
	(In thousands)
Share-based compensation expense before income taxes	$ 2,242
Income tax benefit	(569)
Total share-based compensation expense after income taxes	$ 1,673

At December 31, 2023, $4.0 million of total unrecognized compensation cost related to restricted stock and PSUs are expected to be recognized over a weighted-average period of 1.7 years.

9. Related-Party Transactions

PHLX engages in related party transactions with the Parent and its affiliates. Third party revenues earned by PHLX are collected on its behalf by the Parent resulting in receivables from affiliated companies. Additionally, expenses incurred by PHLX are settled on its behalf by the Parent or the Parent's other wholly-owned subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

Substantially all expenses of the Exchange are settled on the Exchange's behalf by Nasdaq and are charged to the Exchange, at cost, through intercompany charges. Included in *Compensation and benefits* is the compensation for the employees charged to the Exchange in the amount of $18.9 million.

Occupancy costs are based on leases and adjusted for allocations to/from Nasdaq based on a corporate allocation model based on usage by entity. The Exchange allocated $1.4 million in expenses for the year ended December 31, 2023, which is included in *Occupancy* on the Consolidated Statement of Income.

PHLX, its Parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Exchange and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Exchange's proportionate share of each expense incurred. Expenses allocated to the Exchange totaled $6.0 million for the year ended December 31, 2023, and are included on the Consolidated Statement of Income.

The Exchange incurs expenses relating to equities and options contracts routed to other external and internal venues on behalf of the Exchange by NES, a routing broker-dealer subsidiary of the Parent, resulting in payables to affiliated companies. PHLX incurred $2.2 million in transaction fees from NES for options contracts and equity shares routed away from PHLX. The Exchange also earns transaction and access fees from NES for equities and options contracts routed to PHLX, resulting in amounts receivable from affiliated companies. PHLX assessed $1.6 million in transaction and access fees to NES for options contracts and equity shares routed to PHLX.

A Regulatory Services Agreement exists between PHLX, The Nasdaq Stock Market LLC ("EXCH"), NASDAQ BX Inc. ("BX"), Nasdaq ISE, LLC ("ISEL), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX, LLC ("MRX") that allows one Self-Regulatory Organization ("SRO") to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2023, $20.5 million remained in *Receivable from Nasdaq, Inc*. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with Nasdaq's intercompany settlement policy. The

Exchange records all transactions to and from affiliates, including tax, subject to the netting arrangement into a single account.

10. Commitment and Contingencies

Regulatory Matters

SROs in the securities industry are an essential component of the regulatory structure of the Securities Exchange Act of 1934 (the “Exchange Act”), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between PHLX, EXCH, ISEL, GEMX, MRX, and BX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course and in connection with settlements with the SEC. To the extent such actions or reviews and inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which it conducts its business, which may adversely affect its business.

The Financial Industry Regulation Authority (“FINRA”) provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. The Exchange has a limited direct regulatory role in conducting real-time market monitoring, options surveillance, rulemaking and some membership functions through the Exchange’s MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, the Exchange, subject to certain caps, provides compensation for losses directly resulting from the trading systems’ actual failure to correctly process an order, quote, message or other data into our platform. The Exchange does not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. The Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. There was no liability for potential claims recorded on the Consolidated Balance Sheet as of December 31, 2023.

General Litigation

PHLX may be involved in litigation arising in the normal course of business. PHLX is not a party to any litigation that management believes could have a material adverse effect on PHLX's business, financial condition, or operating results. Consequently, no legal reserve has been recorded or is deemed necessary as of December 31, 2023.

Operating Leases

We have operating leases which are real estate leases for general office space. The following table provides supplemental balance sheet information related to the Exchange's operating leases:

Balance Sheet Classification	**December 31, 2023**
	(In millions)
Assets:	
Operating lease asset	$ 13.8
Liabilities:	
Operating lease liability	$ 27.7

The following table summarizes the Exchange's lease cost:

	Year Ended December 31, 2023
	(In millions)
Operating lease cost	$ 3.4
Variable lease cost	2.0
Sublease income	(0.4)
Total lease cost	$ 5.0

In the first quarter of 2023, we initiated a review of our real estate and facility capacity requirements due to our new and evolving work models. As a result of this ongoing review, we recorded impairment charges of $11.6 million in 2023 of which $7.0 million related to operating lease asset impairment and exit costs and is included in occupancy expense in the Consolidated Statements of Income and $4.6 million related to impairment of leasehold improvements, which are recorded in depreciation and amortization expense in the Consolidated Statements of Income. We fully impaired our lease assets for locations that we vacated with no intention to sublease. Substantially all of the property, equipment and leasehold improvements associated with the vacated leased office space were fully impaired as there are no expected future cash flows for these items.

The following table reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded in our consolidated balance sheet:

	December 31, 2023
	(In millions)
2024	$ 3.6
2025	3.7
2026	3.6
2027	3.7
2028	3.8
2029 and thereafter	16.1
Total lease payments	34.5
Less: interest	(6.8)
Present value of lease liabilities	$ 27.7

The following table provides information related to the Exchange's lease term and discount rate:

	December 31, 2023
Weighted average remaining lease term (in years)	8.9
Weighted-average discount rate	5.0%

For the year ended December 31, 2023, the cash paid for amounts included in the measurement of operating lease liabilities was $4.0 million.

11. Risks and Uncertainties

PHLX's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of PHLX's market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which PHLX competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. PHLX may not be able to keep up with rapid technological and other competitive changes affecting its industry. For example, PHLX must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If PHLX is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, PHLX may not be able to compete successfully. Further, its failure to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

PHLX is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. PHLX's potential exposure to credit losses on these transactions is represented in the *Receivables, net* balance on the Consolidated Balance Sheet. PHLX customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect PHLX's consolidated financial position and results of operations.

PHLX's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of PHLX's markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that PHLX submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on PHLX's business, financial condition and operating results. PHLX must compete not only with Alternative Trading Systems, known collectively as dark pools, that are not subject to the same SEC approval process but also with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

In May 2020, the SEC adopted a rule to require changes to the governance of securities information processors. In December 2020, the SEC adopted a rule to modify the infrastructure for the collection, consolidation and dissemination of market data for exchange-listed national market stocks. If either or both of these rules are fully implemented, they may adversely affect our revenues. The timing for the implementation of these rules is currently unknown, and we believe they may take two to three years to fully implement. If the rules are ultimately implemented as set forth in their adopting releases, demand for certain of our proprietary tape share data products may be reduced, or we may have to reduce our pricing to compete with other entrants into the market for consolidated data.

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail ("CAT") to improve regulators' ability to monitor trading activity. In addition to increased regulatory obligations, implementation of a consolidated audit trail has resulted in significant additional expenditures, including to implement the new technology to meet any plan's requirements. Creating CAT has required the development and implementation of complex and costly technology. This development effort has been funded by the SROs (including PHLX) in exchange for promissory notes that PHLX expects to be repaid at such time that the SEC approves the assessment of fees for the funding of CAT. The SEC could determine not to approve the assessment of such fees in which case some or all of the promissory notes would not be repaid. In addition, the ongoing failure to timely launch or properly operate such technology exposes PHLX and other exchanges to SEC fines.

During 2019, the CAT NMS Plan switched its plan processor. As a result, various matters culminated in a decision that it was probable that PHLX would not be able to recover all of the funds paid to the prior plan processor and that the receivable related to the promissory notes was impaired. Accordingly, the Exchange recorded a $2.4 million provision for the promissory notes for the year ended December 31, 2023 and the amount is included in *Provision for bad debts* on the Consolidated Statement of Income. At December 31, 2023, PHLX holds $24.3 million, net of reserve of $14.5 million, in promissory notes from CAT NMS, LLC and the amount due is included in *Other assets* on the Consolidated Balance Sheet.

12. Fair Value of Financial Instruments

The Exchange's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Consolidated Balance Sheet for *Cash and cash equivalents* approximate fair value based on the on-demand nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including *Receivables, net*, *Receivable from Nasdaq, Inc.*,*Other assets*, *Accounts payable and accrued expenses*, *Accrued personnel costs*, *Section 31 fees payable to the SEC*, *Payable to Nasdaq, Inc.*, and *Other accrued liabilities*, are reported at their contractual amounts, which approximate fair value. Our investment in OCC is accounted for under the equity method of accounting. See “Equity Method Investment” in note 3 for further discussion

13. Subsequent Events

The Exchange has evaluated subsequent events through June 18 2024, the date the financial statements were available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.